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Follow-Up Materials

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FILE NO. 82- 373 FISCAL YEAR 3-31-04

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ARIS
3-31-04

RECEIVED
2004 JUN 17 A 10:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



EMI

Annual Report 2004

Contents

1 Financial summary
2 Chairman's statement
5 EMI Music – Operating review
10 EMI Music Publishing – Operating review
13 Financial review
18 Social responsibility
21 Board of directors
23 Directors' report
24 Corporate governance
29 Remuneration report

Financial contents
41 Auditor's report
42 Consolidated profit and loss account
43 Balance sheets
45 Statement of total recognised gains and losses
45 Reconciliation of movements in shareholders' funds
46 Consolidated cash flow statement
48 Accounting policies
50 Notes to the financial statements

Additional information
71 Five year summary
72 Investor information
Subject index

‘EMI maintained momentum and delivered good results in a marketplace that has continued to be extremely challenging but in which we see many exciting opportunities.’

‘In years to come, I believe that we will look back at 2003 as the year that saw legitimate digital music take off.’

Financial summary

	Year ended 31 March 2004 £m	Year ended 31 March 2003 Restated £m
Group turnover	**2,120.7**	2,175.4
EBITDA (i)	**284.3**	297.7
Group operating profit (EBITA) (ii)	**249.3**	254.7
Adjusted PBT (iii)	**163.3**	178.8
(Loss) profit before taxation	**(52.8)**	323.8
Adjusted diluted earnings per share (iv)	**15.5p**	15.6p
Basic earnings per share	**(9.1)p**	29.9p
Dividends per share	**8.0p**	8.0p
Return on sales (v)	**11.8%**	11.7%
Interest cover (vi)	**3.3x**	3.9x

(i) EBITDA is Group operating profit before operating exceptional items, depreciation and amortisation of goodwill and music copyrights.
(ii) Group operating profit (EBITA) is before operating exceptional items, amortisation of goodwill and music copyrights and HMV.
(iii) Adjusted PBT is before operating, non-operating and finance exceptional items and amortisation of goodwill and music copyrights and HMV.
(iv) Adjusted diluted earnings per share is before operating, non-operating and finance exceptional items and amortisation of goodwill and music copyrights.
(v) Return on sales is defined as Group operating profit before operating exceptional items and amortisation of goodwill and music copyrights as a percentage of Group turnover.
(vi) Interest cover is defined as the number of times EBITDA is greater than Group finance charges, excluding exceptional items.

Chairman's statement



Eric Nicoli
Chairman

Share price performance
12 months to 31 March 2004
(%)

— EMI
— FTSE 250 (rebased)
— FTSE Media Sector (rebased)



300
250
200
150
100
50
Mar 03
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Mar 04

Total shareholder return
12 months ending 31 March 2004
(%)



225.8
63.0
54.3
EMI
FTSE 250
FTSE Media Sector

Source: Datastream

In the year ended 31 March 2004, EMI maintained momentum and delivered good results in a marketplace that has continued to be extremely challenging but in which we see many exciting opportunities. We delivered full-year sales and operating profit (EBITA) close to last year's level while the global market declined by almost 6% in the same period. This achievement demonstrates the strength of both our recorded music and music publishing businesses.

Encouragingly, we have seen some signs of improvement in the industry with several important regions, such as the US and UK, returning to growth. There were notable signs that the steps we have taken to contain piracy in general, and illegal downloading in particular, are having a positive impact. At the same time, legitimate digital music – such as downloads and mobile ring tones – became a meaningful revenue stream in the year.

We have continued to strengthen and improve our business, aggressively pursuing the range of emerging revenue streams and driving greater efficiencies in the more traditional parts of the business. Through our operational discipline over the past year, we maintained our overall EBITA margin and substantially improved our cash flow.

EMI Group

For the Group as a whole, turnover of £2,120.7m compared with £2,175.4m last year. At constant currency, turnover declined by 1.4%. On a reported basis, turnover declined by 2.5% with the adverse impact of the weaker US Dollar marginally outweighing the benefit of the stronger Euro.

The Group saw successes from its artists and songwriters throughout the world, with notable results for artists such as Norah Jones, Coldplay, Chingy and Robbie Williams and songwriters such as Alicia Keys, Pink, Cathy Dennis, Jay-Z and Eros Ramazzotti.

Operating profit before exceptional items and amortisation (EBITA) was £249.3m compared with £254.7m last year. At constant currency, EBITA declined by 0.8%. Return on sales increased to 11.8% from 11.7% in the prior year.

The Group is reporting operating exceptional costs totalling £138.3m for the year. This charge comprises several elements with the most substantial being our recorded music division's restructuring of some of its labels and artist rosters, particularly in Continental Europe.

The Group is also reporting a non-operating exceptional charge of £16.5m. As recently announced, our recorded music division is starting to outsource the manufacture of its products in Europe and the United States. This withdrawal from manufacturing results in a charge of £45.5m. This is partly offset by gains related to the sales of several properties made throughout the year.

The net result after taxation, amortisation and exceptional costs and minority interests was a loss of £71.6m compared to a profit in the previous year of £234.2m. Last year's figure included an exceptional after-tax profit of £189.6m from the sale of HMV Group plc shares while this year's included significant exceptional costs.

Through effective cash management the Group delivered a substantial improvement in cash flow for the year which enabled us to end the year with net borrowings £111m (13%) below the previous year's level, even as we invested in building our business.

On a per share basis, adjusted earnings improved to 15.8p from 15.6p in the prior year. On a fully diluted share basis, adjusted earnings were 15.5p.

The Board is recommending a final dividend of 6.0p per share, maintaining a full-year dividend of 8.0p per share. This results in a dividend cover very close to our target of two times.



Nat King Cole



Cliff Richard

©Apple Corps Ltd



The Beatles



Queen



Rolling Stones



Duran Duran



Tina Turner

Recorded music

Our recorded music division delivered another year of solid performance, with increasing market share and with operating margins holding firm despite the difficult trading conditions in most regions of the world. This year's results are further evidence that the strategy and approach outlined by Alain Levy and his team in March 2002 are effective.

By delivering high-quality music in a range of formats that appeal to consumers, EMI's recorded music division achieved sales of £1,722.8m. At constant currency, sales were 2.0% lower for the year while the industry saw a decline of 5.6%.

Operating profit (EBITA) was £147.4m compared to £151.1m last year. At constant currency, EBITA was 1.9% lower. Operating margins were maintained even as we continued to invest in artist development and technology. Our North American business was a key driver of the division's improvement, with numerous creative successes from artists such as Norah Jones, Chingy, Joss Stone and Keith Urban and a substantial improvement in profitability for the year.

Music publishing

Our music publishing division has once again generated strong results, overcoming the pressures from the recorded music industry. EMI Music Publishing produced sales growth of 1.1% at constant currency. Taking into account currency movements, sales were just 0.8% lower. Martin Bandier and his team continued to drive the business aggressively, seeking out new revenue streams and additional uses of the songs contained in our impressive catalogue. The business achieved growth in performance and synchronisation revenues that more than offset the downturn in mechanical revenue.

Operating profit (EBITA) was £101.9m compared to £103.6m in the prior year. This decline was entirely driven by currency movements. At constant currency, EBITA increased by 0.7%.

In April 2003, we acquired 30% of the Jobete song catalogue, increasing our stake to 80%. In April 2004, we acquired the remaining 20% stake for US$78.3m. The full ownership of this impressive collection of Motown classics makes our outstanding publishing catalogue even stronger.

Further strengthening our company

We have undertaken several significant initiatives during the year to strengthen the company, increase flexibility and position ourselves for the future. At the Group level, under the leadership of CFO Roger Faxon, we successfully restructured our debt, completing a programme in October that diversified our sources of funding and extended debt maturity. The strong acceptance of our debt offerings in the market demonstrated the financial community's appetite for our credit and confidence in our disciplined approach to managing the business, now and for the future.

Our music publishing division's reorganisation programme announced earlier in the year included headcount reductions and an increased focus on technologies that provide more automation and efficiency. Music Publishing also recently announced a new management structure for its Continental European business that brings to the centre proven leaders.

Our recorded music division initiated two important strategic moves at the end of the year to improve efficiency and effectiveness. The first involves outsourcing our manufacturing in Europe and the United States to third parties. The second involves restructuring some record labels and the artist roster, with a particular emphasis on Continental Europe. These two initiatives together will deliver annualised savings of at least £50m, with £25m of that to be realised in the current financial year.

We are also investing in a technology change programme that will not only upgrade our information systems but will make us increasingly digital in how we operate, both internally and externally. This effort will yield further significant annualised savings.



Simon Rattle



Beastie Boys



Blur



Robbie Williams



Norah Jones



Coldplay

All of these steps are aimed at improving our agility and effectiveness in an ever-changing and challenging environment. We recognise that we must work relentlessly to enhance our capabilities and approach our market both aggressively and progressively.

We have seen change in our Board membership over the year. In November, we announced that Sir Dominic Cadbury would be retiring from the Board and that John Gildersleeve would succeed him as Deputy Chairman and Senior Non-executive Director on 28 February 2004. In April, we also saw the addition of Sly Bailey as a Non-executive Director. I would like to thank Sir Dominic for his commitment to the company and his invaluable guidance and wise counsel over the past six years. We are delighted that John and Sly have come on to the Board. John brings a wealth of experience from his years at the highly successful Tesco and, with her media background and leadership of Trinity Mirror, Sly has developed a true appreciation for balancing creative freedom with commercial discipline.

Expanding opportunities

In years to come, I believe that we will look back at 2003 as the year that saw legitimate digital music take off. Downloading became a compelling consumer proposition in the spring of 2003 when Apple launched its iTunes Music Store in America, which sold more than 70m songs in its first year of operation and, at its current rate, is selling 170m songs on an annualised basis. A variety of other companies have now begun selling downloads either on a 'pay as you go' basis or as part of a subscription service. Music and mobile phones also came together in some innovative and exciting ways this year with products such as musical ring tones and ring tunes. Consumer demand in this area has been strong and growing, particularly in Asia and Europe.

At a Group level, we generated over £15m in sales from digital music products of all kinds in the financial year just ended. Month-on-month growth has been accelerating during the year and we anticipate continued attractive growth. EMI, as a progressive music content company, is committed to embracing and profiting from changes in technology and consumer trends. We are highly encouraged by the breadth of activity and energy focused on developing the digital world.

This was also the year when we saw evidence that our efforts to fight piracy were making a difference – with the levels of online piracy in the US lower by year end. The theft of our content remains widespread, however, so we are continuing to deploy a variety of measures that have proven successful.

Of course, these good results and our sustained progress would not have been possible without the support of all of our stakeholders. In particular, on behalf of the Board, I want to pay tribute to the extraordinary dedication and commitment of my EMI colleagues across the Group and to the remarkable creative accomplishments of the artists and songwriters associated with our company.

The global music industry continues to undergo unprecedented change. Our efforts to contain piracy are having a positive impact and we are experiencing exciting growth in legitimate digital music. For the first time in several years, there are encouraging signs of market improvement, particularly in the US, the world's largest music market. While some regions remain difficult, we expect the overall global market to perform better this year than last. Having gained market share and invested for the future, and taking into account our release schedule and savings programme, we view our prospects for the year ahead with confidence.

Eric Nicoli
Chairman

Operating review



Alain Levy
Chairman and CEO
EMI Music

In the year ended 31 March 2004, EMI Music continued on the path of improved performance. Operating margins strengthened even with ongoing expenditures to improve creative output and to develop new revenue streams and IT systems. EMI's share of global recorded music industry sales increased to 13.2% from 12.7%. North America generated particularly good gains in sales and profitability.

The backdrop to EMI's performance was a decline in the global recorded music industry of 5.6%. These industry figures, compiled by the worldwide recorded music association, IFPI, now include music video, an area that has generated attractive growth. Excluding music video, the global industry for audio products saw a decline of 7.8%.

The rate of decline moderated over the year with the global recorded music market (including music video products) falling by over 9% in the first half and by less than 3% in the second half. The most significant improvements came in North America, which grew in the second half, and Japan, which only declined slightly in the second half. However, the industry declines in Continental Europe, South East Asia, and Latin America remained severe throughout the year.

Within this environment, EMI generated sales of £1,722.8m down 2.0% at constant currency. Currency effects were negative overall, resulting in a sales decline of 2.9% on a reported basis.

A range of albums contributed to the sales success. Our two top-selling albums came from Norah Jones, whose second album *Feels Like Home*, released globally in February, sold over 7.5m units, while her first album, *Come Away With Me*, generated sales of over 5.5m units in the financial year just ended and has now sold over 17m units. Coldplay's second album, *A Rush Of Blood To The Head*, produced sales of almost 3.5m in the year just ended to reach over 9m copies sold since release. Two releases, one a CD and one a DVD, from Robbie Williams, centred around his spectacular Knebworth performance and European concert tour, together sold over 3.5m units. Janet Jackson and Japan's Hikaru Utada both released albums at the end of March and each sold well over 2m copies in the year just ended.

Recorded music turnover
(£m)


2,032.5
2,282.0
2,029.4
1,774.2
1,722.8
2000
2001
2002
2003
2004

Recorded music operating profit
(£m)


195.1
227.5
83.1
150.5
147.4
2000
2001
2002
2003
2004



Norah Jones
Feels Like Home
7.6m
Come Away With Me
5.7m



Coldplay
A Rush Of Blood To The Head
3.5m
Live 2003
1.2m



Chingy
Jackpot
3.2m



The Beatles
Let It Be... Naked
3.1m
1
1.2m



Robbie Williams
Live at Knebworth
2.7m
What We Did Last Summer
1.0m

The financial year also saw new artists break through to success. The album *Jackpot* from America's Chingy sold over 3m units in the financial year while albums from Stacie Orrico and Joss Stone each sold over 1.5m copies. Artists such as The Thrills, Yellowcard, Lisa Marie Presley and Maksim also had strong releases with their early EMI albums.

The past year's focus on expanding our DVD music video offerings met with great success. An array of new products from artists such as Coldplay, Robbie Williams, Queen, The Beatles, John Lennon, Herbert Grönemeyer and Vasco Rossi stimulated substantial growth from this new format.

Operating profit (EBITA) before central costs was £163.0m compared to £166.4m in the prior year. At constant currency, EBITA declined by only £2.4m or 1.4%. After central costs, reported EBITA was £147.4m, down from £151.1m.

North America

One of the strongest achievements of the period was the continued improvement in our operations in North America. Our approach to artist development and organisational structure has been effective, with this region now delivering attractive operating margins. Industry conditions were also a contributing factor to the stronger performance. The North American market improved during the financial year with the first half declining by almost 7% while the second half experienced growth of over 4%. Our share of the North American industry increased to 10.5% for the full year, a gain of 0.5 percentage points.

Within our North American operations, Capitol Records posted a strong increase in sales with top-selling albums coming from artists such as Chingy, Coldplay, Westside Connection, Yellowcard and Lisa Marie Presley as well as from The Beatles and The Beach Boys. Virgin Records saw artist successes with releases from Janet Jackson, N*E*R*D, A Perfect Circle and Stacie Orrico.

In addition to the spectacular launch of Norah Jones's second album, the Blue Note Records label contributed strong releases from Van Morrison, Al Green and Sarah Brightman. Also producing good sales for the year were Keith Urban, Dierks Bentley and Trace Adkins of Capitol Nashville as well as Joss Stone and Fountain of Wayne with the S-Curve Records label.

EMI market share
By region – value (%)


North America
UK & Ireland
Continental Europe
Japan
Asia ex. Japan
Latin America
Australasia
Total
10.0
10.5
20.7
18.7
15.4
16.3
10.8
11.2
7.9
12.5
11.6
12.8
16.7
18.7
12.7
13.2
2003
2004

Note: EMI share of wholesale including audio and music video products



Utada Hikaru
Single Collection Vol. 1
2.6m



Janet Jackson
Damita Jo
2.4m



Radiohead
Hail to the Thief
2.3m



Stacie Orrico
Stacie Orrico
1.8m



Kylie Minogue
Body Language
1.6m

UK & Ireland

Coming off a strong prior year, EMI's share in the UK & Ireland declined over the financial year. Nevertheless, the business continued to perform well in an industry that experienced growth of 1% for the period and continued to generate success from releases of established stars as well as newer artists. The *Live At Knebworth* CD and *What We Did Last Summer* DVD from Robbie Williams enabled him to build upon his impressive talent as a live performer. The year also included major-selling albums from Coldplay, Kylie Minogue, Blue, Atomic Kitten and Radiohead.

Newer artists including The Thrills, Athlete, Kelis and Jamelia delivered sales and chart success in the UK & Ireland. Duran Duran's *Greatest* offered a collection of the group's major hits as they began a world tour and received the 'Outstanding Contribution to Music' award at The Brits. The Beatles album *Let it Be... Naked* provided consumers with Paul McCartney's original 'back to basics' concept for this album and sold in excess of 3m units worldwide in the financial year.

Continental Europe

In Continental Europe, our businesses gained share under difficult industry conditions. Overall, the regional market had worsening sales, down by over 13% for the financial year. The larger markets in Germany, France, Denmark, Sweden and Portugal were particularly challenging as they each registered declines in excess of the regional average.

The Italian artist Tiziano Ferro, the German artist Wir Sind Helden and the French act Air all had new releases that sold well in the financial year. Other regional successes of the year included Reamonn, IAM, Mina, Caparezza, Pur, Jane Birkin, Camela and Gyllene Tider. The albums from Norah Jones, Robbie Williams, Coldplay, Placebo, Blue, Joss Stone and Jamelia were all well received by consumers in Continental Europe.

As announced at the end of the financial year, we are undertaking a restructuring of some of our labels and artist rosters in Continental Europe. In a number of smaller countries, we are consolidating marketing through a single department in each country which will support the releases from both Capitol and Virgin. The roster within Europe is also being rebalanced to ensure the optimal focus on those artists with the greatest potential both locally and globally. The steps taken in Continental Europe are designed to maximise flexibility, efficiency and effectiveness in these changing markets.

Japan

Our Japanese business ended the year on a higher note, offsetting much of the disappointment of the first half. Industry conditions improved during the year. In the early part of the first half, there was an unprecedented level of returns for the industry as retailers undertook a major destocking, exacerbated by amended trading terms. As a result, we took a £16.7m exceptional charge. Returns have now declined back to their more normal levels. We have also taken a range of steps which we believe will ensure that similar events do not recur. The Japanese industry ended the financial year down by over 6%, a lower rate of decline than seen in the prior year.



Joss Stone
The Soul Sessions
1.5m



Blue
Guilty
1.4m

A stronger slate of releases in the second half as well as good reception of DVD products enabled us to gain share in Japan for the full year. The *Single Collection* from Hikaru Utada sold in excess of 2.5m units in the financial year. Other successes came from 175R, Glay, Kishidan, Dreams Come True, Hitomi Yaida as well as the American artist Stacie Orrico, Janet Jackson, Norah Jones, Radiohead and Thalia. An album of Queen hits, *Queen Jewels*, was developed to co-ordinate with a popular local television series, generating sales of over 1.2m copies.

South East Asia

EMI continued to invest in its business in South East Asia and generated sales growth in the region despite challenging industry conditions. The overall market saw a decline of almost 9% in the financial year primarily driven by steep declines in India and South Korea. The Chinese industry saw growth of over 11% for the year and the markets in Malaysia, Indonesia and the Philippines also experienced growth during the year.

Latin America

The Latin American recorded music industry continued to struggle throughout the year, with a decline of almost 17%. The markets of Mexico, Brazil and Colombia declined sharply while Argentina experienced growth from the prior year.

Further strengthening our business

We continue to reposition our business to excel whatever the industry conditions. An important move to increase our flexibility is our recently announced decision to outsource the manufacture of our products in Europe and the United States. We have entered into long-term supply agreements with MediaMotion and Cinram International Inc. for the supply of CDs and DVDs. MediaMotion will manufacture product for those EMI entities currently serviced from our facility in Uden, the Netherlands, while a Cinram facility in the US will manufacture for those EMI companies that currently receive product from our Jacksonville, Illinois, operations.

These two market-priced supply agreements have been structured to deliver the lowest possible unit cost to EMI over their full term. As a result of these transactions, our manufacturing costs will not only be reduced, but will also become fully variable, thus insulating the business from the effects of changing volumes.

We also continue to make progress in transforming the way we manage our business through an intensive investment in technology. This multi-year technology change programme will make us increasingly digital in the way that we operate both internally and externally and should yield significant financial benefits.

Piracy

We have been extremely active in combating piracy in all its forms around the world and we have made good progress in containing the level of theft. Nevertheless, piracy – both physical and online – continues to be a major problem for the industry. A flood of cheap blank CD-Rs, mainly from Asia, has fuelled physical piracy in many parts of the world and has contributed to industry declines. In the online world, the recent series of lawsuits pursued by the industry in the United States appears to have increased awareness and lowered levels of illegal file-sharing but, while this programme has now been expanded to other parts of the world, the piracy problem remains substantial.



Queen
Queen Jewels
1.2m



A Perfect Circle
Thirteenth Step
1.2m



Sarah Brightman
Harem
1.1m



The Beach Boys
The Sounds of Summer
1.1m

Our commitment to slowing the theft of our product is very strong and we have put in place a worldwide infrastructure to address these important issues. We will continue to invest in preventative technology measures, government lobbying and consumer education in the coming years.

Digital

Importantly, there are now more legitimate online services to meet consumers' digital demands. This year saw a dramatic increase in the digital products offered to which consumers responded very positively. In Asia and Europe, mobile music products such as ring tones met with great acceptance, while in North America, music downloads became popular as several compelling services were launched during the year. Online subscription services appealed to consumers in both the United States and Europe. We have been pursuing these new revenue streams aggressively and have been working to make hundreds of thousands of EMI tracks available to consumers. Sales from digital music have been growing impressively over the last 18 months, with revenues of £700k in the six months ended March 2003, together with £2.1m and £5.6m in the first and second halves, respectively, of the financial year just ended. We continue to organise our business to take the best advantage of these trends and drive the development of digital music.

Outlook

Looking ahead to the current financial year, we expect our industry to continue undergoing substantial change globally. It is difficult at this stage to predict the overall performance of the industry and how the varied markets around the world will fare. Our piracy initiatives are having an impact. We are also encouraged that the development of digital music offerings has begun on a broader scale, although it is too early to forecast the rate and scope of consumer acceptance. Importantly, we feel that the company is on a good track creatively, with focused artist development together with effective marketing and promotion of their repertoire. With our continued emphasis on delivering high-quality music, we aim to make good progress in a more favourable environment.

Note: Industry growth and share figures based on industry data from the IFPI and include audio and video music product unless otherwise noted.

Operating review



Martin Bandier
Chairman and CEO
EMI Music Publishing

EMI Music Publishing has once again delivered strong results in a challenging environment, demonstrating the high quality of our song catalogue and our ability to identify and develop new uses for our songs. The business produced sales of £397.9m for the full year, down 0.8% from the prior year. The decline was entirely driven by exchange, particularly the weakening US Dollar, and exchange overall had a negative impact. Excluding currency effects, EMI Music Publishing generated sales growth of 1.1%.

Songs contributing to this year's success included those from songwriters such as Norah Jones, Alicia Keys, Pink, matchbox twenty, N*E*R*D, Sean Paul, Enrique Iglesias, Jay-Z, Cathy Dennis, Busted and Sting.

Operating profit (EBITA) before central costs was £105.5m compared to £107.1m in the prior year. As with sales, the decline was attributable to exchange. Operating margin at constant currency was 26.5% compared with 26.7% in the prior year as variations in mix offset the positive effects of tight cost control. After central costs, reported EBITA was £101.9m, down from £103.6m. Excluding the effects of currency movements, operating profit after central costs rose by 0.7%.

Growth in sales on a constant currency basis was achieved from developing revenue streams and by garnering additional uses of the songs in our publishing catalogue. Given the ongoing decline in the global recorded music industry, EMI continued to drive growth from performance and synchronisation income while also advancing the use of songs in digital applications such as ring tones.

Mechanical royalties

EMI continued to reduce its reliance on mechanical revenue, which is primarily derived from the sales of recorded music. For the first time, mechanical revenue was less than 50% of total publishing revenues. Our mechanical royalties declined year-on-year by 4.4% at constant currency, less than the global recorded music industry decline of 5.6%. This continued outperformance of the industry demonstrates the successful creative focus of the business, resulting from our strategy of signing talented songwriters, singer/songwriters and producer/songwriters across genres and territories coupled with our ability to bring about re-recordings of songs from our existing catalogue.

Music publishing turnover
(£m)



354.0
390.7
416.4
401.2
397.9
2000
2001
2002
2003
2004

Music publishing operating profit
(£m)



95.5
105.0
107.8
103.5
101.9
2000
2001
2002
2003
2004


matchbox twenty


Jessica Simpson


Norah Jones


Cathy Dennis


Enrique Iglesias


Jay-Z


Counting Crows

Performance income

Performance revenues, earned from commercial uses such as live concerts, radio, television, shops, pubs or sporting events, grew 3.5% at constant currency. This type of royalty income has achieved growth in each of the past six years and now represents almost 26% of worldwide revenues. This global growth is propelled by our strong share of top-playing songs, an increase in media outlets and channels, as well as improved efficiency in the collection of publishing revenues by the national societies.

Synchronisation royalties

Synchronisation revenues, which are generated from the use of songs in audiovisual works such as advertisements, television programmes, films, computer games and in mobile phones, grew strongly by over 19% at constant currency from the prior year. Synchronisation income contributed over 16% of worldwide music publishing revenues. EMI has been especially aggressive in driving synchronisation revenue by focusing resources on meeting the needs of the creators and music producers in developing their audiovisual works. We have been particularly successful at building this revenue stream in the United States and have begun expanding this approach to our operations in other parts of the world.

EMI's songs are also used in a range of other forms such as merchandise, print, karaoke and theatre productions. *We Will Rock You* and *Mamma Mia* continued to be successful shows in the US and UK, and opened recently in other countries such as Spain and Australia. Rod Stewart's *Tonight's The Night* opened in London during the year. Songs licensed by EMI feature in all of these productions.

Digital

We saw a strong increase in the use of our songs in digital applications during the financial year, with digital music contributing over £7m to our revenues, up more than 130% from the prior year. Most of this revenue was generated from mobile products such as ring tones, with the contribution from other new formats, such as downloads, so far remaining small. Revenues from digital music are classified amongst the various income types – mechanical, performance, synchronisation, and other – and the classification often varies amongst countries, depending on the varying roles of the collecting societies in these new uses.

Music publishing
Revenue sources
(%)


Mechanical
49.9
Other
7.9
Synchronisation
16.3
Performance
25.9



Alicia Keys



Ludacris



Pink



Busted



Sting



Incubus



Janet Jackson



Alan Jackson

Regional overview

Our North American business grew both sales and operating profit on a local currency basis. The three primary income categories – mechanical, performance and synchronisation – all achieved growth in this region for the full year. Synchronisation income grew particularly strongly as vehicles such as the Music Spa and the business-to-business internet site enabled better marketing to creators of audiovisual works.

In the UK, early market share gains during the year were eroded in the fourth quarter limiting full-year sales growth. In Continental Europe, our Italian business generated good growth in all income types. Germany and France performed well despite the significant declines in the recorded music industry in those countries.

Our Japanese business delivered growth in both performance and synchronisation revenues that more than offset a decline in mechanical income.

Other initiatives

During the year, we undertook a reorganisation programme with the objectives of both increasing efficiency and lowering costs. Key components include headcount reduction and the decommissioning of systems. The cost in the year was £6.6m, £4.9m of which was taken in the first half. The cost has been reported as an operating exceptional item. This programme provided savings of £2.7m in the financial year just ended.

In the current financial year, we announced a new management structure for our operations in Continental Europe and a strengthening of the leadership team overseeing the region.

The acquisition of a further 30% stake in Jobete was completed in April 2003 and the final 20% stake was acquired in April 2004. EMI purchased the initial 50% stake in Jobete in 1997. We are delighted to now own 100% of this extraordinary catalogue which contains more than 15,000 classic Motown standards. The catalogue has some of the best-known songs of the 1960s and 1970s such as *I Heard it Through the Grapevine, My Girl, Stop! In the Name of Love, You are the Sunshine of My Life* and *I'll Be There.*

Outlook

For the current financial year, we expect to see continuing pressure on mechanical royalties due to the anticipated declines or softness in certain regions of the global recorded music industry. Regardless, we continue to exploit aggressively our impressive catalogue of songs – whether they be current hits or the classics created years ago – in a range of commercial uses.

Financial review



Roger Faxon
Chief Financial Officer
EMI Group

The year ended 31 March 2004 was one of continued strengthening of the Group. Against a backdrop of its primary market falling for the fourth consecutive year, the Group is delivering a set of results that demonstrate outperformance in the year and investment for the future.

Group turnover fell by £54.7m, including a decrease of £23.9m from exchange on translation. At constant currency, turnover in EMI Music Publishing was up by 1.1% while that of EMI Music fell by 2.0%. By region, turnover increased in Asia Pacific in both absolute terms and at constant currency, largely reflecting the results of our new ventures in EMI Music in China, Hong Kong, Taiwan and Korea. Turnover in the largest region, North America, increased at constant currency, but with the weaker US Dollar, the reported turnover declined for the region. On the other hand, in Continental Europe, the stronger Euro partially masked a significant, but better than market, fall in turnover at constant currency.

Group operating profit (EBITA) fell by 2.1% from £254.7m (restated) to £249.3m. Before the impact of exchange movements, the decline was £2.1m or 0.8%. EMI Music Publishing has again posted a record result, with EBITA growing by 0.7% at constant currency. The £2.4m adverse exchange movement on the divisional result is largely due to the movement in the US Dollar. In spite of market weaknesses, EMI Music's EBITA declined £2.8m or 1.9% down on prior year at constant currency. These global results were positively impacted by a substantial increase in profitability in the North American recorded music business.

Group EBITA margin increased from 11.7% to 11.8%, further evidence of the Group's determination not to chase unprofitable sales and its ability to control costs. Gross margins after distribution costs increased to 35.3% from 34.3% with EMI Music making further significant reductions in the marketing spend as a percent of sales.

Group turnover for the second half was down 4.4% from the same period last year, with lower sales in the UK and Europe. Excluding the effects of currency movements, the decline was only 2.2%.

Group EBITA for the second half was down 3.5% from the same period last year. However, this was largely driven by exchange, particularly the US Dollar. On a constant currency basis, second-half profits were down 1.7%.

Recurring Group finance charges rose by £9.8m to £85.9m, notwithstanding a fall in average net borrowings. The increase is partly the consequence of the refinancing programmes carried out in 2002 and 2003 which resulted in longer-term, better balanced, funding, albeit with higher interest rates, and partly the consequence of the downgrade in credit rating in March 2003.

Adjusted profit before tax fell from £178.8m to £163.3m, in large measure because of these increases in finance charges.

Other items affecting earnings

The Group tax rate, before amortisation and exceptional items, fell further, from 25% last year to 19.9%. The major contributors to this improvement are the increase in profitability of the Group's North American businesses, where there are brought-forward losses available for offset, and lower results in Japan and Continental Europe – our highest tax-paying territories.

Amortisation of copyrights and goodwill increased from £42.7m to £50.9m, reflecting the further investment in the Jobete music publishing catalogue and the investment in the new recorded music businesses in South East Asia.


Nigel Kennedy


Maria Callas


Keith Urban


Garth Brooks


N*E*R*D

The Group has taken a number of operating exceptional charges in the year. On 31 March 2004, the Group announced a major change programme for the recorded music division. One element of this was a repositioning project comprising a reduction in staff of approximately 600, mainly in Continental Europe, and the releasing of approximately 290 artists from the roster. The costs of this element of the change programme amount to £84.5m and are reported as an operating exceptional item in the year.

In addition, we have taken a non-cash charge of £22.6m as a result of impairment reviews on certain of our intangible assets. At the half year we reported exceptional costs in respect of the product returns resulting from the retail destocking programme in Japan, consequent upon the sharp market deterioration, exacerbated by amended trading terms. These amount to £16.7m. Also at the half year, we announced a business reorganisation programme in EMI Music Publishing, the full-year cost of which is £6.6m. Finally, we incurred costs of £7.9m in our proposed transaction with Warner Music in the autumn of 2003. The above transactions aggregate to £138.3m and are reported as operating exceptional items.

Three items are reported as non-operating exceptionals. The outsourcing of manufacture in the United States and in Europe consisted of two transactions, which were completed on 30 and 31 March 2004 and provide that, after a transition phase, EMI will source its physical product from third parties under market-priced supply arrangements. The principal benefits to the Group are the conversion of a largely fixed cost into an entirely variable one, lowering risk and generating a working capital benefit. The one-off cost of the outsourcing project is £45.5m and, as it is a fundamental restructuring, it is reported as a non-operating exceptional item in the year. Staffing levels will fall by approximately 900 as a result of the outsourcing project.

In addition, we have sold a number of properties around the world during the year as we continue to divest non-core assets. The gains on sale of these fixed assets amount to £24.0m and are reported as non-operating exceptional as required by FRS 3 – *Reporting Financial Performance*. Finally under this heading, an overprovision of £5.0m in respect of the HMV sale in the prior year has been released.

Within finance charges, an amount of £10.2m has been reported as a finance exceptional charge relating to the refinancing programme completed in October 2003.



Yellowcard



Bob Seger



Itzhak Perlman



Air



Tiziano Ferro

The minority interest cost has reversed from a cost of £6.4m last year to a credit of £0.9m this year. This is the consequence of the loss, after exceptional items, reported by the recorded music business in Japan, in which there is a 45% minority, and the purchase of the minority shareholding in Jobete.

The overall result was a loss of £71.6m against a profit last year of £234.2m. Last year the income from exceptional transactions, net of tax, was a £150.2m benefit, whereas this year the cost of similarly reported items is a £152.2m charge.

This year we have adopted UITF 38 – *Accounting for ESOP Trusts* and UITF 17 (Revised) – *Accounting for Share Schemes* which requires that the profit and loss account charge is based on the market value of the shares at the date of grant. The adoption of this new standard required that the overall result we declared last year was restated, resulting in an increase in reported net profit after tax and minority interests for the year ended March 2003 to £234.2m from £229.7m.

Adjusted earnings per share were 15.8p, compared with 15.6p. On a fully-diluted basis treating outstanding convertible debt and outstanding share options as equity, adjusted earnings per share were 15.5p. The Board is recommending a final dividend of 6.0p per share to give a total dividend of 8.0p per share, in line with last year.

Cash flow and net borrowings

The net cash inflow from operating activities was £309.4m, significantly up on the prior year total of £117.2m. We had cash outflows of £98.9m for finance charges, £30.6m for taxation, £62.7m of dividends and £66.3m of investment activity, giving an overall cash inflow before exchange differences of £50.9m. The weakening of the US Dollar, in which currency over half of our borrowings are denominated, against Sterling gave rise to an exchange benefit of £60.6m. Aggregating the two components results in a reduction in year-end net debt of £111.1m, down from £859.8m to £748.7m.

Pensions

EMI maintains a number of defined benefit plans around the world, the largest of which is in the UK. The triennial valuation of that plan as at 31 March 2003 was received during the year and revealed, on the prudent funding basis used by the Trustee, that the market value of the assets was sufficient to cover 91% of the benefits that have accrued. It became apparent during the year that 31 March 2003 was a date very close to the low point in valuation terms of the equity markets throughout the world. Taking this into account, the Group has decided to resume annual contributions in respect of future service to the UK fund with effect from 1 April 2004.

Treasury matters

Funding

During the year the Group restructured its debt significantly. Five interconnected programme components were implemented. The Group issued both €425m 8.625% Senior Notes due 2013 and US$243.3m Guaranteed Convertible Bonds due 2010, unless previously redeemed, converted or purchased and cancelled. The Group cancelled its existing short-term revolving credit bank facilities due 2005 and entered into a new £250m revolving credit facility due 2007. The overall impact of these wide-reaching changes is to lengthen the average debt maturity to 7.1 years from 5.1 years and to balance the borrowing currency between the US Dollar, the Euro and the Pound Sterling more in line with the Group's business.

Group turnover by business division
(%)


Recorded music
81.2
Music publishing
18.8

Group turnover by origin
(%)


UK
14.5
Asia Pacific
20.0
North America
31.7
Rest of Europe
30.7
ROW
3.1

Group operating profit by business division
(%)


Recorded music
59.1
Music publishing
40.9

Group operating profit by origin
(%)


UK
21.5
Asia Pacific
13.0
Rest of Europe
24.9
North America
39.8
ROW
0.8



Van Morrison



Al Green



The Thrills



Angela Gheorghiu

Policy and risk

Treasury activity is carried out under a framework of policies and guidelines approved by the Board. The Board reviewed the policy framework during the year and approved the few changes proposed. Control and authority is delegated to the Treasury Management Committee, chaired by the Group Chief Financial Officer.

Financial instruments held by the Group comprise derivatives, borrowings, cash and liquid resources and other financial assets and liabilities, whose purpose is to raise finance for the Group's operations. Treasury policies prohibit their use for speculative purposes.

The Group borrows in various currencies and uses swaps, caps and collars to manage interest rate exposure. The Group policy for the first part of the year was that a minimum of 25% and a maximum of 75% of the Group's net borrowings should be at fixed/capped rates. This policy was reviewed and amended by the Audit Committee in December 2003 to a minimum of 25% of the Group's term borrowings being at fixed/capped rates.

The Group faces currency exposure from exchange rate fluctuation against Sterling. Balance sheet exposures are hedged to the extent that overseas liabilities, including borrowings, provide a natural hedge. Group policy is neither to undertake additional balance sheet hedging measures, nor to hedge profit and loss account translation exposure. Transaction exposures are hedged, where there are material items that have a high probability of occurring, with the use of forward exchange rate contracts.

Adoption of International Financial Reporting Standards (IFRS)

The Group expects to publish its first financial statements under IFRS for the six months to 30 September 2005 and for the year ending 31 March 2006. The Group is undertaking a detailed review of the impact of IFRS. This involves assessing the impact of IFRS on existing accounting policies, ensuring that the appropriate management and financial reporting systems are in place to meet with the requirements, and communicating the impact of IFRS, both internally and externally.

At the date of this report, the Group has made significant progress on converting to IFRS. The conversion project is ongoing and further developments with IFRS will continue to be addressed as they arise. The Group will be fully prepared for the transition in 2005.

Social responsibility

FTSE4Good Index Series

BUSINESS in the COMMUNITY %2003

Member of Dow Jones Sustainability Indexes 04

THE SUNDAY TIMES 100 BEST COMPANIES TO WORK FOR 2004

Business depends on a healthy society to succeed. Our Social Responsibility policy, distributed worldwide this year, articulates our commitments to our various stakeholders and our belief in actions that are both profitable and beneficial to society. Full details of our activities can be found in *Sound Values*, our annual Social Responsibility Report.

We have made good progress during the year but we are not complacent; there is always more we can do. We are pleased that EMI continues to be included in several Corporate Social Responsibility ('CSR') indices, including FTSE4Good and the Dow Jones Sustainability Index. For our UK operations, we again achieved the PerCent Standard – a community investment benchmark run by Business in the Community for companies that invest 1% or more of their pre-tax profit in the community, through donations of cash, time and gifts-in-kind.

Employment

Our Standards of Business Conduct were reviewed to ensure they remain relevant to today's marketplace and were reissued worldwide in nine languages. The standards cover a range of ethical issues and now include internal codes of practice on content protection – a key element of our commercial success.

We also took a new look at a core set of values and what they mean for us: creativity, integrity, accountability, adaptability and empowerment. This involved a large part of the business, with around 65% of staff in EMI Music directly involved in formulating ideas or participating in discussions and feedback sessions.

In an annual survey by *The Sunday Times*, EMI Music UK & Ireland was named as one of the '100 Best Companies to Work For'. The results are based on independent employee surveys covering a range of issues such as leadership, benefits, work-life balance and personal development.

We remain committed to equal opportunities for all employees and this year we expanded the geographical scope of our workforce diversity data. The data we report now cover women and disabled staff worldwide and ethnic minorities in the UK, Continental Europe and North America. Within this wider framework, women made up 42% of all staff and 32% of management, and ethnic minorities made up 11% of all staff and 7% of management. The number of staff with disabilities remains small: 0.4% in total and 0.3% of management.

Our health and safety statistics now cover virtually all our locations worldwide. During the year, we had 28 reportable injuries/illnesses (4.7 per 1,000 employees) based on UK standards and an average of 4.1 days' absence through illness per employee. We did not incur any health and safety enforcement notices or convictions.

Global warming potential

CO_2 emitted due to energy use in buildings/factories (kilotonnes)



103.0
116.9
114.2
121.8
115.0
114.0
104.0
87.6
80.7
59.6
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Global warming potential

CO_2 emitted due to energy use in buildings/factories per unit of turnover (tonnes/£m)



48.8
43.2
45.1
50.3
48.9
47.8
38.9
35.8
37.1
28.1
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Community

We continued to support charitable organisations and community initiatives in youth and education, arts and culture, and health and welfare. During the year, we made charitable cash donations of £1.1m; this was complemented by additional support such as arts sponsorship, staff time and gifts-in-kind.

At a corporate level, we remain committed to supporting music education and access to music. Music can be such a positive element for young people – stimulating imagination, spurring creativity and building self-esteem. While our chief focus is still the Music Sound Foundation (see below), we have begun to provide support in a number of additional ways. During the year these included:



- participating in a UK government task force to design the 'Music Manifesto', a forward-looking action plan for enhancing music provision in schools and the wider community;
- partnering with the Arts & Kids Foundation and the London Sinfonietta to enable a series of individual in-school workshops, followed by an afternoon of educational events and an evening concert at London's Queen Elizabeth Hall for all participating schools;
- supporting the Roundhouse, London's legendary music venue, as a Founding Corporate Partner. This will help the Roundhouse achieve its vision of becoming one of Europe's most dynamic performance spaces and an exciting, state-of-the-art Creative Centre for young people – enabling up to 10,000 young people a year to flex their creative muscles and gain the motivation and confidence that come with improving skills. In addition to our direct participation in some of the Creative Centre's programmes, the EMI 'live' room, a professional-standard digital recording facility, will be part of that space.

It has been a landmark year for the Music Sound Foundation (MSF), the independent music education charity established by EMI in 1997. In June, MSF was named 'Sponsor of the Year' by the Specialist Schools Trust, in recognition of its support for the performing arts element of the specialist schools programme. There are now 24 performing arts colleges with MSF backing and the Foundation remains the largest single sponsor. The overall programme has been a real success: research published in early 2004 found that pupils at specialist state schools are improving at a much faster rate than those in non-specialist ones, with the greatest progress being made by children who had been at the bottom of the ability range at age 11.

During the year, MSF passed the £2m mark in terms of grants committed across its three funding areas: specialist schools; higher education bursaries; and funds for instruments and training for individual students, non-specialist schools and music teachers.

Hazardous waste
(tonnes/million units of output)


0.69
0.66
0.45
0.53
0.34
0.37
0.38
0.22
0.20
0.21
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Solvent use
(litres/million units of output)


220.4
141.8
131.5
103.0
110.5
106.9
81.3
76.1
99.5
85.1
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004


WHERE WE LIVE


IN THE NAME OF LOVE





Our US companies have also been active in music education and related community investment. The Blue Note label continued its support of the Skidmore College Summer Jazz Institute, where our funding provides scholarships for talented and financially needy high school students from around the country. Students join in a two-week artist-in-residence workshop programme in New York State and participate in a masterclass with one of Blue Note's artists. Through Capitol Records, we continued our partnership with the California Institute of Arts, supporting hands-on experience for students in writing, performing and producing a jazz CD.

This year also saw the release of a number of benefit CDs, including: *Where We Live*, an album to support a campaign promoting the universal right to clean air and water spearheaded by public interest law firm Earthjustice; *Kosmos, I agapi mas*, an EMI Music Greece CD released during World Environment Week in conjunction with WWF; and *In the Name of Love: Artists United for Africa*, an initiative of Sparrow Records and its retail partners. The CD's proceeds provided community development aid to an African village devastated by Aids.

To coincide with World Aids Day, all of Queen's studio and live albums were made available for digital download for the first time; long committed to the fight against Aids, the band donated the first week's royalties to the Mercury Phoenix Trust and EMI Records UK matched that donation.

Environment

Our move to renewable sources of electricity for our manufacturing and distribution facility at Uden in the Netherlands paid high dividends – reducing our worldwide carbon dioxide (CO_2) emissions and, as a result, our contribution to global warming and climate change. Our CO_2 emissions dropped significantly – by 26.1% in absolute terms and by 24.3% when related to turnover.

EMI's efforts to reduce CO_2 emissions over the years, and in particular our commitment to 'green' energy (close to 100% of our UK operations also use electricity from renewable sources), were recognised by the UK's Liveable Cities Awards, in which we were voted runner-up in the Air Quality (Climate Change) category.

Three other performance indicators that we have been using in our manufacturing operations relate to solvent consumption, hazardous waste and plastic process scrap (polycarbonate). The amount of hazardous waste we generate is very small. This year there was an increase of 5% per unit produced, primarily due to some one-off disposals of specific wastes in the US and Japan. We achieved our target to resume our previous reduction trend in solvent consumption, with a decrease of 14.5% per unit produced. We also reduced polycarbonate scrap by 13.4% per unit produced through increased production efficiencies, improved preventive maintenance and, in the US, the introduction of grinders onto the moulding machines – which enabled the plant to recycle the scrap from the CD's centre hole back into the process.

Polycarbonate scrap
(tonnes/million units of CD output)


2.90
2.61
2.20
2.18
2.24
2.20
1.97
1.83
1.86
1.61
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Board of directors

Executive directors

Eric Nicoli (53)
Chairman

Eric Nicoli was appointed to the Board in 1993 as a Non-executive Director, becoming executive Chairman in July 1999. Until 30 April 1999, he was Group Chief Executive of United Biscuits (Holdings) plc (UB), which he joined from Rowntree Mackintosh in 1980. He was appointed to the UB Board in 1989 as Chief Executive, European Operations and became Chief Executive of UB in 1991.

Mr Nicoli is: Non-executive Chairman of The Tussauds Group Ltd; Chairman of The PerCent Club, The EMI Group Archive Trust and of the Trustees of the Music Sound Foundation (shortly to be incorporated as the EMI Music Sound Foundation); and a director of Caldicott Trust Ltd.

Alain Levy (57)
Chairman and Chief Executive Officer EMI Music

Alain Levy joined EMI and was appointed to the Board on 15 October 2001.

Mr Levy joined CBS International (now Sony Music) in 1972 and, after 12 years, moved to PolyGram (now Universal Music Group), where he became President and CEO in 1991. In both companies he held various posts involving manufacturing, logistics, marketing and management. Mr Levy remained with PolyGram until it was sold to Seagram in 1998.

Mr Levy is a director of David Linley & Co. Ltd and Ilchester Investments Ltd. He also sits on the advisory board of Schroder Ventures in the US and on the European advisory board of Wharton Business School.

Martin Bandier (62)
Chairman and Chief Executive Officer EMI Music Publishing

Martin Bandier was appointed to the Board in April 1998. He joined EMI Music Publishing as its Vice Chairman in 1989 upon the acquisition of SBK Entertainment World Inc. (SBK), in which he was a founding partner. He was appointed CEO of EMI Music Publishing in 1991 becoming, in addition, Chairman in 1992.

Mr Bandier entered the music publishing business in 1975 as a founding partner of the Entertainment Music Company and the Entertainment Television Company and, together with his partners, created SBK in 1986.

Mr Bandier is a director of the National Music Publishers' Association, the BMI Foundation, the Songwriters' Hall of Fame, the Rock and Roll Hall of Fame and the Syracuse University Board of Trustees. He is also a member of the National Academy of Recording Arts and Sciences.

Roger Faxon (55)
Chief Financial Officer (CFO)

Roger Faxon was appointed CFO and joined the EMI Board on 5 February 2002. He joined EMI in 1994, initially as Senior Vice President, Business Development & Strategy, EMI Music and, in April 1999, became Executive Vice President and Chief Financial Officer, EMI Music Publishing.

Prior to 1994, Mr Faxon held finance, operations and general management positions. These posts included five years with Sotheby's, latterly as Managing Director, Sotheby's Europe and, previously, as Chief Operating Officer, Sotheby's North and South America. This followed 10 years in the motion picture industry with LUCASFILM Ltd, The Mount Company and, finally, Columbia Pictures Entertainment. Earlier, Mr Faxon spent six years on the staff of the US Congress.

Non-executive directors

John Gildersleeve (59)
Deputy Chairman and Senior Independent Non-executive Director

John Gildersleeve joined the Board on 28 February 2004 when he also became Deputy Chairman and Senior Independent Non-executive Director.

Mr Gildersleeve was the Commercial and Trading Director of Tesco plc until 27 February 2004. He joined Tesco in 1965 and became an executive director in 1984. He is also Non-executive Chairman of Gallaher Group plc and a non-executive director of The Carphone Warehouse Group PLC. Previously, Mr Gildersleeve was a non-executive director of Vodafone Group PLC and Lloyds TSB Group Plc.

Sly Bailey (42)
Sly Bailey joined the Board on 2 April 2004.

Mrs Bailey is Chief Executive of Trinity Mirror plc, the UK's largest newspaper publisher. Between 1989 and 2003, Mrs Bailey held various executive posts with the IPC Media Group, becoming Chief Executive of IPC Media plc in 1999. She led the sale of IPC to AOL Time Warner in 2001. From 1984 until 1989, Mrs Bailey worked in sales management for The Independent and The Guardian newspapers.

Mrs Bailey is a non-executive director of The Press Association Ltd.

Dr Harald Einsmann (70)
Harald Einsmann joined the Board in 1992 and will be retiring as a Director at the conclusion of the 2004 Annual General Meeting. He retired as Executive Vice President and a member of Procter & Gamble's Main Board and Executive Committee in 1999.

Dr Einsmann is a non-executive director of Tesco plc, British American Tobacco plc and European Mediaxchange Ltd. He is also a member of the board of Stora-Enso OY of Finland and the Executive Chairman of Findus A.B. of Sweden; both companies are members of the Swedish Wallenberg Group.

Peter Georgescu (65)
Peter Georgescu joined the Board in 2002.

Mr Georgescu is Chairman Emeritus of Young & Rubicam Inc., a network of commercial communications companies, having served as that company's Chairman and CEO from 1994 until January 2000. His career spans 39 years, with top management experience both in the US and Europe. Mr Georgescu emigrated to the US from Romania in 1954. He was educated at Exeter Academy, received his BA with cum laude honours from Princeton and has an MBA from the Stanford Business School.

Mr Georgescu is a director of Levi Strauss & Co., International Flavors & Fragrances Inc. and Toys 'R' Us, Inc. He is also Vice Chairman of the directors of New York Presbyterian Hospital, serves on the board of directors of the New York Philharmonic and WNET/Channel 13, and is a member of the Council on Foreign Relations.

David Londoner (67)
David Londoner joined the Board on 13 May 2003.

Mr Londoner, who is a Chartered Financial Analyst, is the General Partner of The North River Company, L.P., a family investment partnership. He has been in the securities business his entire professional life and spent most of his career at Schroder & Co. Inc., joining a predecessor firm, Wertheim & Co., in 1972 and leaving when it was sold in 2000.

Mr Londoner is a director of Meredith Corporation and FindWhat.com. He is also a trustee of the American Museum of the Moving Image.

Kathleen O'Donovan (47)
Kathleen O'Donovan joined the Board in 1997 and has chaired the Audit Committee since 1999.

Ms O'Donovan was, until December 2002, Finance Director of Invensys plc. She is a member of the Court of the Bank of England, and a non-executive director of Prudential plc and Great Portland Estates PLC.

Directors' report

The Chairman's Statement, the Operating Reviews and the Financial Review in this Annual Report together contain details of the principal operations of the Group and their results during the year as well as likely future developments.

Dividends
An interim dividend of 2.0p per Ordinary Share was paid on 2 April 2004. The Board is recommending a final dividend of 6.0p per Ordinary Share, making a total of 8.0p (2003: 8.0p). The final dividend will be paid on 1 October 2004 to Ordinary Shareholders on the register as at the close of business on 3 September 2004, with the shares going ex-dividend on 1 September 2004.

Substantial shareholders
As at 20 May 2004, the Company had been notified of the following interests of 3% or more in its Ordinary Shares:

	No. of shares	% of capital held
Schroder Investment Management Limited	71,387,000	9.05
The Capital Group Companies, Inc.	31,583,383	4.00
Standard Life Investments	27,968,192	3.55
AXA S.A. and its subsidiaries	25,824,843	3.27
Prudential plc group of companies	25,247,294	3.20
Legal & General Investment Management Ltd	24,874,782	3.15
The Goldman Sachs Group Inc. and its subsidiaries	24,249,738	3.07

Share capital
Changes in the Company's share capital during the year are set out in Note 22 on page 65.

Employment policies
Information on the Group's employment policies is given on page 18.

Supplier payment policy
The Company negotiates payment terms with its suppliers on an individual basis, with the normal spread being payment at the end of the month following delivery plus 30 or 60 days. It is the Company's policy to settle the terms of payment when agreeing the terms of each transaction, to ensure that the suppliers are made aware of the terms, and to abide by them. The Company makes payments to its suppliers through its subsidiary, EMI Records Ltd. The number of days' purchases outstanding at 31 March 2004 is calculated at 45 days (2003: 53 days).

Charitable and political expenditure
Charitable, sponsorship and fundraising activities carried out during the year within the Group contributed £1.1m (2003: £1.5m) to charitable organisations and communities around the world. These included UK charitable donations amounting to £0.3m (2003: £0.4m) and £0.1m elsewhere in the European Union ('EU'). These donations were given to support charitable organisations and community initiatives in youth and education, arts and culture, and health and welfare.

It is the Group's policy not to make donations to political parties or to incur any political expenditure, as those terms are defined in the Political Parties, Elections and Referendums Act 2000. No such donations were made nor was such expenditure incurred either in the UK, the rest of the EU or elsewhere during the year (2003: £nil).

Research and development ('R&D')
During the year, Group expenditure on R&D totalled £0.1m (2003: £0.1m).

Directors
The present Directors of the Company are named on pages 21 and 22. Mr J Gildersleeve was appointed on 28 February 2004 and Mrs S Bailey was appointed on 2 April 2004. Sir Dominic Cadbury resigned as a Director on 28 February 2004. All the other Directors served throughout the year, except Mr D J Londoner who, having been appointed on 13 May 2003, was elected by shareholders at the 2003 Annual General Meeting ('AGM').

Mr M N Bandier and Ms K A O'Donovan retire by rotation at the AGM pursuant to Article 112 and, being eligible, offer themselves for re-election. Mr Gildersleeve and Mrs Bailey retire at the AGM pursuant to Article 112(B) and, being eligible, offer themselves for election. Dr Harald Einsmann, having reached the age of 70, will retire as a Director at the conclusion of the 2004 AGM. Biographical information relating to the Directors to be elected or re-elected at the AGM is set out on pages 21 and 22.

No Director had a material interest in any contract of significance subsisting at the end of, or during, the year involving any Group company, other than by virtue of having a service contract. Details of Directors' interests in the shares of the Company are set out in the Remuneration Report on pages 38 to 40.

Auditor
Resolutions to reappoint Ernst & Young LLP as the Company's auditor and authorising the Directors to determine its remuneration will be put to the forthcoming AGM.

Annual General Meeting
The 2004 AGM of the Company will be held at 2.30pm on Tuesday, 13 July 2004 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Notice of AGM accompanies this Annual Report. In addition to the ordinary business of the meeting, resolutions will be put to shareholders to: give authority to the Directors to allot shares; disapply pre-emption rights; purchase the Company's own shares; approve the renewal of the existing Savings-Related Share Option Scheme; and approve a new all-employee Share Incentive Plan. Also, in order to avoid an inadvertent breach of the law, resolutions will be put to shareholders seeking approval for political donations and expenditure. Further explanations of these matters are provided in the letter to shareholders that accompanies the Notice.

Electronic proxy appointment ('EPA')
EPA will again be available for this year's AGM. CREST members may also use the CREST electronic proxy appointment service. Further information regarding EPA is provided in the Notice of AGM and on the Proxy Form.

By Order of the Board
C P Ashcroft
Secretary
23 May 2004

EMI is committed to high standards of corporate governance. The Board considers that the Company has complied throughout the year with the Code Provisions set out in section 1 of the Combined Code issued by the Committee on Corporate Governance in June 1998 ('the Code'), apart from that relating to the length of Directors' service contracts, which is discussed in the Remuneration Report on pages 33 and 34.

Ernst & Young LLP has reviewed the Company's statement as to its compliance with the Code, in so far as it relates to those parts of the Code which the UK Listing Authority specifies for review by the external auditor, and its report is set out on page 41.

The Code has been revised for reporting years which began on or after 1 November 2003. Therefore, the first of the Company's reporting years that will be subject to the provisions of the revised Code is that which began on 1 April 2004 and next year's Annual Report will report on compliance with the revised requirements.

The remainder of this section, together with the Remuneration Report, provides an explanation of how EMI applies the principles of good governance that are set out in the Code as it applied throughout the year. During the year, the Board has reviewed its governance procedures in the light of the revised Code and this section, therefore, also includes steps already taken, or actions put in place, to achieve compliance with the revised requirements.

The Board

As at 31 March 2004, the Board of EMI Group plc comprised four Executive Directors and five Non-executive Directors. Following the appointment of Sly Bailey on 2 April 2004, the number of Non-executive Directors has increased to six. All of the Non-executive Directors are considered to be independent of management and free from any business or other relationship that could materially interfere with the exercise of their independent judgement. The Board considers that this includes Dr Harald Einsmann who, having been a Non-executive Director since 1992, will retire as a Director at the conclusion of the 2004 Annual General Meeting. The Nomination Committee will review annually whether the Non-executive Directors remain independent against the criteria set out in the revised Code. As reflected in their biographies, which appear on pages 21 and 22, the Directors have a wide and balanced range of experience in multinational and consumer-orientated businesses, as well as an appropriately international spread.

Eric Nicoli is executive Chairman of the Company, which incorporates the role of chief executive officer. Day-to-day executive responsibility for the running of the Company's two main businesses lies with Alain Levy, as Chairman and Chief Executive Officer, EMI Music, and Martin Bandier, as Chairman and Chief Executive Officer, EMI Music Publishing, who each report to Eric Nicoli.

In recent years, and as explained in previous Annual Reports, the Board has concluded that EMI has been best served by the CEOs of the recorded music and music publishing businesses reporting to an executive chairman who complements their music industry experience and expertise. The Board has further concluded that the interposition of another senior executive over the business CEOs would lead to unnecessary duplication and diffusion of responsibility.

The Board considers that, for the present, the structure outlined above is the most effective for EMI and is in the best interests of both the Company and its shareholders. Furthermore, the Board considers that the nature and level of matters reserved for decision, either to the Board as a whole or to standing committees of the Board, appropriately limit the authority of the Chairman and reflect the combination of the posts of chairman and chief executive officer in one person.

It is the Board's policy that, so long as the Chairman is also the chief executive officer of the Company, the independent Non-executive Directors should comprise a numerical majority of the Board and that the senior independent Non-executive Director should also be either sole or joint Deputy Chairman. During the financial year ended 31 March 2004, there were four Non-executive Directors from 1 April to 13 May 2003 when the number of Non-executive Directors increased to five. Sir Dominic Cadbury was the senior independent Non-executive Director until his retirement on 28 February 2004, when he was replaced by John Gildersleeve.

Eric Nicoli's significant commitments during the year, other than EMI, were the chairmanships of HMV Group plc (HMV) and of The Tussauds Group Limited, a private company. He became chairman of HMV prior to its flotation, when EMI held a significant equity interest, and resigned his directorship on 2 February 2004 following HMV's successful flotation and EMI's subsequent disposal of its remaining equity interest in HMV.

The Board as a whole considers the appointment of Directors and executive appointments within the Board, based on recommendations from the Nomination Committee. The Articles of Association include a requirement that all Directors should submit themselves for election by the shareholders at the AGM immediately following their appointment and for re-election at least once every three years thereafter.

The Board meets at least seven times each year, with additional meetings or contact between meetings as necessary. The programme for each year is approved by the Board. Currently, the programme includes reviews of strategy together with the operations and results of the two main business units, as well as the approval of annual budgets and regular presentations on key business developments, major projects and strategic issues. Actual results for the Group and individual business units are reported to all Directors each month. At least once each year the Board meets outside the UK to allow closer contact with local management. In the year ended 31 March 2004, the Board met nine times, including a strategy review as part of its October meeting in New York.

These procedures, together with other regular and ad hoc reports, aim to ensure that the Board is supplied in a timely manner with information that is appropriate to the discharge of its duties.

The Board's programme also includes management development and succession planning, reviews of the effectiveness of the Board and its principal committees, and an assessment of the performance of the Executive and Non-executive Directors conducted by the Chairman and the Non-executive Deputy Chairman. The review of the Chairman's performance is led by the Deputy Chairman and senior independent Non-executive Director. Additionally, the Board's programme provides for two meetings a year between the Chairman and the Non-executive Directors, as well as a meeting of the Non-executive Directors alone.

During the year, the effectiveness of the Board and its principal committees was assessed through separate interviews with each Director conducted by the Chairman and the Company Secretary. The results were then presented to the Board by the Company Secretary and, following discussion by the Board, agreed changes were implemented. A similar process was applied in respect of the Audit Committee during the year, with interviews with Committee members, regular management attendees and the external auditor being conducted by the Company Secretary and the Group Financial Controller based on discussion points which had previously been approved by the Committee's chairman. Similar processes will be applied to the Remuneration and Nomination Committees during the current year.

Tailored induction programmes are provided for new Directors. In addition to briefings by the Chairman, Company Secretary and Chief Financial Officer, meetings are arranged with a range of corporate and business executives. Inductions also now include modular sessions covering topics such as key financial and other characteristics of, and operating risks faced by, the recorded music and music publishing businesses. The Board has also instituted a programme of ongoing professional development for Directors.

The Board has delegated certain matters to standing committees, details of which are set out below. However, to ensure its overall control of the Company's affairs, the Board has reserved certain matters to itself for decision. These include the Group's strategic plans and annual operating budgets, significant acquisitions or disposals of companies, businesses or assets, and significant contractual commitments or items of expenditure, together with policies relating to the Group's treasury function, pensions, major litigation, employee share schemes, and environmental and ethical issues.

All Directors have access to the services and advice of the Company Secretary, who is appointed by, and may only be removed by, the Board. The Company Secretary advises the Board on all governance matters, through the Chairman. There are also procedures for Directors, in appropriate circumstances, to obtain independent professional advice at the cost of the Company.

The Executive Directors are permitted to take external appointments as non-executive directors but usually only one such appointment may be of another publicly-quoted company. They may retain the remuneration from such appointments. All appointments must be approved by the Board to ensure that they do not give rise to conflicts of interest.

The attendance by individual Directors at scheduled and ad hoc meetings of the Board and its Committees in the financial year ended 31 March 2004 was as follows:

Director	Board	Audit	Remuneration	Nomination	Executive
E L Nicoli	9(9)	4*	5*	3(3)	14(15)
M N Bandier	8(9)	n/a	n/a	n/a	12(15)
A M J I Levy	7(9)	1*	1*	n/a	13(15)
R C Faxon	9(9)	4*	n/a	n/a	12(15)
Sir Dominic Cadbury[a]	6(8)	2(4)	4(4)	1(2)	n/a
J Gildersleeve[b]	2(2)	1(1)	1(1)	2(2)	n/a
H Einsmann	7(9)	4(4)	2(5)	2(3)	n/a
P A Georgescu	9(9)	4(4)	4(5)	3(3)	n/a
D J Londoner[c]	8(8)	4(4)	5(5)	3(3)	n/a
K A O'Donovan	8(9)	4(4)	4(5)	2(3)	n/a

Figures in brackets denote the maximum number of meetings that each Director could have attended.

* Not Committee members, but invited to attend all or part of the number of meetings indicated.

a Retired on 28 February 2004.
b Appointed on 28 February 2004.
c Appointed on 13 May 2003.

Board committees

The principal committees of the Board are the Audit, Remuneration, Nomination and Executive Committees. Reflecting the important role played by the independent Non-executive Directors in ensuring high standards of corporate governance, all the Non-executive Directors are members of the Audit, Remuneration and Nomination Committees.

Each committee has written terms of reference and levels of authority which have been amended so as to ensure compliance with the revised Code; these can be viewed on the Group's website, www.emigroup.com, or obtained on request from the Company Secretary. Except in the case of the Remuneration Committee, minutes of meetings are circulated to all Directors.

Remuneration Committee – the role of the Remuneration Committee, which is chaired by John Gildersleeve, is described on page 29. It meets at least three times each year. The Remuneration Report on pages 29 to 40 gives information about the Directors' remuneration.

The main responsibilities and procedures of the other three principal Committees are as follows:

Audit Committee – chaired by Kathleen O'Donovan and comprising all the independent Non-executive Directors. The Committee meets four times each year, and its meetings are normally attended by the Executive Chairman, the Chief Financial Officer, the Group Financial Controller, the external auditor and the Head of Internal Audit. In addition, the Company Secretary and Group General Counsel attends in his capacity as secretary to the Committee. The Committee has separate meetings with both the external auditor (at least twice each year) and the Head of Internal Audit (at least once each year) without the presence of Executive Directors or other management. Following each meeting, the Committee chairman reports to the Board any matter of particular importance.

The Committee is authorised to investigate any matter within its terms of reference, and where necessary to obtain external legal or other independent professional advice. The Committee's responsibilities, which it has carried out during the year, include:

- reviewing the Group's internal financial controls and internal control and risk management systems, and assessing their effectiveness;
- making recommendations to the Board regarding the appointment, removal and remuneration of the external auditor, overseeing the Company's relations with the external auditor and monitoring the external auditor's independence and objectivity and the effectiveness of the audit process;
- reviewing the internal audit plan for the year, monitoring and reviewing the effectiveness of the internal audit function, ensuring appropriate co-ordination between internal audit and the external auditor and that the internal audit function is adequately resourced and has appropriate standing, and approving the appointment or termination of appointment of the head of the internal audit function; and,
- reviewing the half-year and annual financial statements, with particular reference to accounting policies, significant estimates and financial reporting judgements and the disclosures made.

The Committee adopts a formal programme for each year which is structured to coincide with key events in the Company's financial reporting cycle, and also includes other regular items, for example: review of the Committee's own effectiveness and that of the internal audit function; a continuing programme of post-investment reviews; the Company's policy for the provision of non-audit services by the external auditor; review of material litigation to which the Group is party; reviews of treasury policies and the Group's main pension plans; and review and supervision of the Group's 'whistleblowing' arrangements. In addition, the Committee's programme currently includes regular reports on the Group's preparations to implement International Financial Reporting Standards.

Each year the Committee reviews the independence and objectivity of the external auditor with a view to confirming that, in its opinion, the maintenance of objectivity on the one hand, and value for money on the other, have been kept appropriately in balance. During the past year, the Committee approved a detailed and formal policy regarding the provision of non-audit services by the external auditor. Services for which the external auditor may be considered under this policy include supporting and reporting on financial representations in public documentation and general advice on accounting and financial-reporting matters. Services for which the external auditor may not be engaged include tax planning advice, employee tax services and consulting services.

Further details of the Committee's role in relation to the annual assessment of the Group's internal control framework are set out below.

Nomination Committee – chaired by John Gildersleeve and comprising all the Non-executive Directors and the Chairman. The Committee makes recommendations to the Board on the appointment of Directors and the reappointment of Non-executive Directors on the expiry of their three-year term of appointment. The Committee is also responsible for making recommendations to the Board regarding plans for succession for both Executive and Non-executive Directors.

The Committee has adopted a formal process for the making of recommendations regarding both the appointment of new Directors and the re-election of existing Directors. This involves an evaluation of the skills, knowledge and experience on the Board, consideration of the need for the progressive refreshing of the Board and agreement of a description of the role and capabilities required for an anticipated new appointment. The selection process is led by the Chairman in close consultation with the Non-executive Deputy Chairman, and all Directors are offered the opportunity to meet the potential appointee before the Committee meets to discuss the proposed recommendation.

The Committee also reviews the structure, size and composition of the Board and oversees the process for reviewing the effectiveness of the Board and its principal committees as well as the performance of individual Directors.

The Committee meets at least twice a year and otherwise when required. During the financial year ended 31 March 2004, the Committee met three times. It recommended: the appointment of John Gildersleeve, to replace Sir Dominic Cadbury as Non-executive Deputy Chairman and senior independent Non-executive Director; the appointment of Sly Bailey as an additional Non-executive Director; and the reappointments of Kathleen O'Donovan for a further three-year term and of Harald Einsmann until his retirement at the conclusion of the 2004 AGM. An external search agency was engaged in connection with the appointments of both new Directors.

Executive Committee – chaired by the Chairman and comprising the chief executive officers of the Company's two main businesses, together with the Chief Financial Officer. The Committee is responsible for the approval of acquisitions, divestments, capital expenditure and contractual commitments below the level that the Board has reserved to itself for decision, and for certain operational, administrative and other routine matters.

The Committee also regularly reviews and reports to the Board on the performance of the Group's businesses. The Committee meets at least eleven times each year and senior Group executives frequently attend meetings by invitation.

Directors' responsibilities
UK company law requires the Directors to prepare financial statements for each financial year, which give a true and fair view of the state of affairs of the Company and the Group as well as the profit or loss and cashflows of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and,
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors confirm that they have complied with these requirements in preparing the financial statements on pages 42 to 70.

The Directors are responsible for keeping proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Going concern
The Directors believe, after making inquiries that they consider to be appropriate, that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Internal control
The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. The system of internal control is based on what the Board considers to be appropriate to the Group's activities, to the materiality of the financial and other risks inherent in those activities and to the relative costs and benefits of implementing specific controls. It is designed to manage rather than eliminate the risk of failure to achieve business objectives and, as such, provides reasonable, but not absolute, assurance against material misstatement and loss.

The full Board meets regularly throughout the year and the matters specifically reserved for its approval ensure that the Directors maintain control over significant strategic, financial and compliance matters.

The Group has an established organisational structure with clearly defined lines of responsibility and reporting. The Board has devolved to executive management responsibility for implementing and maintaining the Group's system of internal control. Each business unit operates in accordance with policies and procedures applicable to all of the Group's units.

The Group operates comprehensive annual planning, financial reporting and forecasting processes. The Board formally approves strategic plans and annual budgets. The Group's performance is monitored against budget on a monthly basis and all significant variances are investigated. There are defined authorisation procedures in respect of certain matters, including capital expenditure, investments, the granting of guarantees and the use of financial instruments. The Audit Committee also receives, twice yearly, a review of all material litigation undertaken by or against the Group's companies and considers the associated risks.

The strength of an internal control system is dependent on the quality and integrity of management and staff. Those at senior levels are informed about their responsibilities as to the maintenance of sound systems of internal control. A routine Group-wide process, which requires key executives and managers to certify their compliance with the Group's policies and procedures, reinforces this integrity.

The internal audit function operates as one Group-wide department which monitors and supports the internal control system and reports both to the Audit Committee and the Group's senior management. The responsibilities of the internal audit function include recommending improvements in the control environment and ensuring compliance with the Group's procedures and policies. The Audit Committee reviews the risk assessment and audit plan prepared by the Internal Audit Department.

An ongoing process for identifying, evaluating and managing the significant risks faced by the Group has been in place for the year under review and up to the date of this Report. This process is regularly reviewed by the Audit Committee on behalf of the Board and accords with the requirements of Internal Control: Guidance for Directors on the Combined Code.

During the year to 31 March 2004, significant potential risks facing the Group have been assessed and graded in a process involving line and functional management throughout the Group and internal audit. The controls in place to manage or mitigate each risk were reviewed for adequacy, and the processes to monitor and inform the Board about control performance were confirmed.

This assessment is overseen and supervised by the Group Risk Management Steering Committee, which is chaired by the Chief Financial Officer and includes as members the chief financial officers of the two operating businesses, as well as the heads of relevant central functions. The assessment is reviewed by the Audit Committee and is repeated annually. The risk and control assessment is also shared with senior management throughout the Group.

The Board is aware of the disclosure guidelines on social responsibility issued by the Association of British Insurers, and a specific update on social, ethical and environmental ('SEE') issues is part of the Board's annual programme going forward. Annual performance in these areas is already monitored and publicly disclosed through the Group's Social Responsibility reporting programme. As part of the annual risk review process and the presentation of those results to the Board, account is taken of any issues arising from SEE matters that could cause risk to value - no significant risks were identified this year. Work has also been commissioned to improve the visibility of SEE matters in the risk-capture process. Appropriate SEE matters are included in the induction programme for Non-executive Directors.

The Group has in place a social responsibility policy as well as specific ethics and environmental policies. The ethics policy (Standards of Business Conduct) was revised and reissued this year; compliance is monitored by means of self-certification by senior and middle management and through checks by the Internal Audit Department. A Social Responsibility Report is published annually.

The Audit Committee receives additional assurance on the operation of internal control systems around the Group, primarily from internal audit, which presents the conclusions of its reviews twice a year. The external auditor also takes internal financial control into consideration as part of its audit. In addition, incidences of control failure and the internal control implications of significant business issues are recorded in a central Control Issues Register, from which a summary report is prepared for the Audit Committee. A report is also prepared for distribution to senior management throughout the Group and appropriate actions are taken to rectify any control failures. Any significant new issues and material changes to the risk environment are reported at the next Board meeting.

Investor relations

The Group is committed to regular and open dialogue with investors. The Chairman and Executive Directors have held, and will continue to hold, discussions with institutional shareholders and analysts. The senior independent Non-executive Director is also available to meet investors, if so requested. In addition, there are general presentations to investors and analysts after the announcement of the half-year and annual results and, from time to time, more tailored presentations on specific areas of importance. These presentations are simultaneously webcast.

Individual shareholders have the opportunity to question the Chairman and other Directors at the AGM and can meet them informally after the AGM. Results announcements and other press releases are made available on the Group's website as soon as possible after their publication.

Actions taken to develop an understanding amongst Directors of the views of major shareholders about the Group include reports to the Board on investor relations which are supplemented by more detailed reviews twice each year by the Senior Vice President, Investor Relations, supported by the Company's brokers.

Remuneration Committee

The Board has delegated to the Remuneration Committee the approval of the remuneration and employment terms of the Executive Directors and certain other senior executives.

The Committee comprises the Non-executive Directors, all of whom are considered to be independent, and its membership during the year was as follows:

Committee Chairman
Sir Dominic Cadbury, Non-executive Deputy Chairman and senior independent Non-executive Director (until his retirement on 28 February 2004).
John Gildersleeve, Non-executive Deputy Chairman and senior independent Non-executive Director (since his appointment on 28 February 2004).

Committee Members
Harald Einsmann – Non-executive Director.
Peter Georgescu – Non-executive Director.
David Londoner – Non-executive Director (since his appointment on 13 May 2003).
Kathleen O'Donovan – Non-executive Director.

In addition, Sly Bailey joined the Committee on 2 April 2004 following her appointment as a Non-executive Director on that day.

Terms of reference
The key terms of reference of the Committee are as follows:

- to provide the policy framework for the remuneration of Executive Directors, the Company Secretary and other senior executive and operational management (currently approximately 100 individuals in total);
- subject to the policy framework and the Code, to review in detail and approve all aspects of the terms and conditions of employment of each Executive Director and the Company Secretary, including their incentive arrangements, pension rights and any compensation payments;
- to review and approve the base salaries of the most senior direct-line reports to the Executive Directors, together with their remuneration packages, incentive arrangements, pension rights and any compensation payments;
- to determine targets for any performance-related incentive arrangements operated by the Company;
- to ensure the effective administration of any other long-term or share-based remuneration arrangements for employees;
- to ensure that regulations and codes on the disclosure of remuneration are adhered to by the Group; and,
- to review major changes in Group employee benefit structures.

The Committee is also authorised, where necessary, to obtain external independent professional advice.

The full terms of reference of the Committee can be made available on request to the Company Secretary and are set out on the Company's website at www.emigroup.com.

Attendance at meetings and advisers
During the year, the Committee continued to use New Bridge Street Consultants LLP as its adviser. This firm has provided material advice to the Committee to assist it in developing and monitoring policies for remunerating senior employees throughout the Group, including providing advice in connection with the operation of the long-term incentive plan. The major areas for advice were Executive Directors' remuneration, determining competitive levels and forms of pay for Executive Directors and senior executives, reviewing proposals for incentive arrangements for that group, reviewing all share-based and long-term incentive plans and advising the Committee of developments and best practices for remuneration and applicable corporate governance requirements. New Bridge Street Consultants LLP has not, during the year, provided any other services to the Group.

The Committee schedules three meetings during each year but also holds additional meetings as and when material matters arise for discussion. During the last financial year, the Committee met on five occasions.

No non-Committee members are entitled to attend meetings of the Committee as of right although the Executive Chairman (the 'Chairman'), the Human Resources executive charged with supporting the Committee (Les Kelley as Group Human Resources Director until 31 December 2003 and Carol Separovich as Vice President, Rewards Management from 1 January 2004) together with the Company Secretary and Group General Counsel (in his capacity as Committee Secretary) are generally invited to attend so as to assist and advise the Committee on matters under consideration. Other executives may be invited to attend in respect of specific issues where their guidance may be of assistance to the Committee. In this regard, during the last financial year the Chairman and Chief Executive Officer of EMI Music ('CEO EMI Music') attended a meeting and provided material assistance and advice with regard to his division. None of these attendees participated in any discussion relating to his or her own remuneration.

In monitoring the level and mix of remuneration packages, the Committee has access to a number of music and general industry remuneration surveys, covering both local and international data. The Committee takes into account factors such as the nature, size, complexity and international profile of the surveyed companies relative to EMI; it also seeks such specific advice from the external consultants as it considers appropriate.

Policy statement on Directors' remuneration

Background
The Committee recognises that, as a major UK-listed company, EMI should comply with the highest standards of corporate governance and, wherever it is appropriate to do so having regard to the wider interests of shareholders, UK remuneration best practices. Accordingly, the Committee periodically reviews the Group's remuneration practices against such standards and practices while recognising that

the achievement of success in the highly competitive worldwide music market depends critically upon the Group's ability to compete for the management talent necessary to secure, develop and promote recording artists, composers and songwriters. The Group's remuneration policies, therefore, will continue to reflect the need to attract, retain and motivate top-calibre international management in the context of remuneration levels and practices in the international music and entertainment industry, many of which are set in the US, the indigenous repertoire of which, in the year ended 31 March 2004, amounted to 48.6% of worldwide record sales.

The Group's remuneration policies also recognise that the music publishing and recorded music businesses operate in distinct marketplaces. The level and form of remuneration will continue to be tailored to the different marketplaces in which the Group competes and to recognise the importance of creative talent to the overall success of the Group.

The remuneration packages of the Executive Directors have been designed to help them attain, and encourage them to retain, long-term interests in EMI's shares, and thereby align their interests with those of shareholders. Performance-related elements, in the form of annual bonuses and share-based long-term incentives, represent a significant proportion of remuneration, typically providing at least 50% of the total annual remuneration opportunity for the achievement of stretching performance targets.

Overview

The Group revised certain aspects of its remuneration policies during 2003, notably the introduction of the Executive Share Incentive Plan ('ESIP') and revisions to certain Executive Directors' service contracts to bring them into line with developments in best practice. The Committee considers it appropriate to apply the same policies in 2004 and, therefore, has made no changes to the general policy reported in last year's Annual Report.

New remuneration arrangements for Alain Levy

Following consultation with major shareholders, the service contract of Alain Levy, CEO EMI Music, has been amended as from 1 April 2004. The revised arrangements, which will be reflected for the first time in the 2005 Annual Report, are designed to secure Mr Levy's services for EMI for the next five years.

Under Alain Levy's leadership, EMI's recorded music business has performed exceptionally well relative to its competitors, reflecting not only his general abilities as a music executive, but also his particular skills in managing such a business in adverse market conditions. However, despite the relative outperformance of EMI's recorded music business, and particularly in light of the competition in the industry for executives of his calibre, the total package agreed for Mr Levy when he joined EMI in 2001 has not proved to be competitive. The Committee considers the retention and effective incentivisation of Mr Levy to be of the utmost importance to the Company and its shareholders; and the Company's discussions with major institutional shareholders indicate that they share this view.

In this context, the Committee wished to reconfirm Mr Levy's commitment until March 2006, and also to structure new arrangements which would secure his commitment until at least March 2009. The Committee also took advantage of the review of Mr Levy's remuneration arrangements to meet the concerns of certain institutional investors with regard to the enhancement in Mr Levy's contract on a change of control (where compensation for dismissal was increased from one year's remuneration to two). This enhancement has therefore been removed from his service contract.

The Board and the Committee remain committed to the principles underlying the original package, namely a below-market base salary, with a high proportion of the total earning opportunity being performance-dependent and only paying bonuses where stretching performance criteria have been satisfied. However, it was essential to balance meeting these objectives on the one hand against, on the other hand, allowing Mr Levy's actual remuneration to fall to a level which was significantly below that of the market.

Against this background the Committee developed a new remuneration package for Mr Levy, as follows:

- base salary was increased to £1.0m pa – the Committee understands that this remains the lowest salary in the industry for the chairman and CEO of a global recorded music business;
- the annual bonus opportunity was increased from two times salary to three times salary, by adding to the operating margin criterion a further potential one times salary opportunity by reference to turnover relative to the recorded music market (with nothing payable for below-market levels of turnover growth and increasing on a sliding scale);
- as originally contemplated when the ESIP was introduced, Mr Levy will not receive any share awards under that scheme until May 2006. It is envisaged that he will then participate on a comparable basis to other Executive Directors, with any awards being on the same terms (in terms of performance criteria, etc) but with awards based on a higher multiple of salary. It is currently intended that Mr Levy would receive annual grants of options over shares worth three times base salary and awards of performance shares worth one and a half times salary each year compared with, currently, two times salary and one times salary, respectively, for the Chairman and for the CFO.

The Committee confirms that no repricing or adjustment of any historic option grants has occurred or is proposed; nor have any changes to Mr Levy's pension or benefit arrangements been made. The new package involves two other changes from the previous contract; as referred to above, the enhancement on a change of control (from 12 to 24 months) has been removed and, should Mr Levy wish to resign, the notice required from him has been increased from six to 12 months.

Both the Committee and the Board believe that these changes are necessary in the context of adverse conditions in the recorded music market and are in the best interests of EMI and its shareholders.

Base salary
The Group believes pay should be closely linked to performance.

Base salary levels are determined by the Committee having regard to the experience and performance of the individual executive, the performance of the Group as a whole over the preceding year, data regarding external salary levels for comparable positions, internal relativities and wage inflation elsewhere in the Group. The Committee seeks to ensure that base salaries are generally set no higher than the median for the music industry.

Recognising the requirements of good corporate governance and a desire to constrain fixed costs to the advantage of all shareholders, base salaries for certain operating executives, most notably (and even after the revisions to his arrangements) for the CEO EMI Music, have been kept below industry market levels. In these instances, in order to deliver competitive overall levels of pay, the balance of the overall remuneration is weighted more significantly towards long-term incentives than is the case with EMI's major competitors.

The base salaries of each of the Executive Directors on 31 March 2004 were as follows:

E L Nicoli	£700,400pa
M N Bandier	US$3,092,266 pa
A M J I Levy	£700,400 pa
R C Faxon	US$789,000 pa

Salaries are revised annually with any increases generally taking effect on 1 April, for Mr Levy and Mr Bandier, and 1 July for Mr Nicoli and Mr Faxon. Each Executive Director received an increase of approximately 3% in 2003 which was consistent with the overall increase for other executives and staff.

Annual bonus
Except in the case of the CEO EMI Music, no changes have been made to the annual bonus arrangements which remain in line with general industry practice.

The Chairman's and CFO's annual bonus opportunity at target and maximum performance remains at 50% and 100%, respectively, of base salary. Similarly, the annual bonus opportunity of the Chairman and Chief Executive Officer of EMI Music Publishing ('CEO EMI Music Publishing') at target and maximum performance remains at 50% and 80%, respectively, of base salary.

The CEO EMI Music was entitled, under his service agreement, to a maximum annual cash bonus in respect of the year ended 31 March 2004 of up to 200% of base salary. As part of the amendment of the terms of his service agreement referred to on pages 30 and 31, his annual bonus opportunity has increased to 300% of base salary in respect of the current and subsequent financial years.

These bonus opportunities are paid in cash following the approval of the accounts for the relevant year. Since 2003, Executive Directors have no longer had the opportunity to defer receipt of their bonuses for a period in return for a matching share award.

Performance criteria are tailored to individual positions and, subject to the Committee's discretion, within the limits described above, to ensure that bonuses are appropriate in all the circumstances, are determined as follows:

- for the Chairman and the CFO, bonuses are linked to the attainment of stretching pre-set financial targets for the Group, with an element depending on performance against personal objectives;
- the annual bonus for the CEO EMI Music Publishing is based on pre-set targets relating to the division's economic profit (ie taking into account the value of the investment in the business) from year to year, reflecting EMI Music Publishing's objective of achieving sustained profit growth while providing an adequate return on invested assets; and,
- the annual bonus for the CEO EMI Music was based on the division achieving stretching pre-set operating profit margin targets. From 1 April 2004, two thirds of his opportunity continues to be measured on this basis with the other third determined by the division's sales performance relative to the recorded music market. Given the current uncertainty within the worldwide recorded music market, the Committee believes that it is important to control the cost structure of the recorded music business to ensure that costs can be supported by the repertoire as it develops. It therefore considers that operating margin should be the primary focus for the present, with a further incentive to drive sales outperformance. The Committee considers that this mix of targets is the most appropriate and robust manner of incentivising Mr Levy to deliver, and rewarding him for achieving, consistently superior performance for the benefit of all shareholders.

The Committee's policy is not to pay transaction-related bonuses. Details of the bonuses achieved during the year by individual Executive Directors are set out on page 37.

Long-term incentive arrangements
Of the Executive Directors, the Chairman and the CFO participate in the ESIP. Under the terms of the ESIP, regular annual awards of both share options and performance shares are made, with awards vesting after a fixed three-year period subject to the achievement of demanding pre-vesting performance conditions.

The Committee determined that, for the first award made under the ESIP in 2003, options over shares worth two times base salary should be awarded, together with an award of performance shares worth one times base salary. However, the mix of options and performance shares may vary from year to year. In accordance with the terms of his service contract, the CFO's annual incentive awards will be not less than the equivalent of grants of options over 250,000 shares (currently 1.3 times base salary). This policy was implemented by the Committee throughout the last financial year and the Committee intends to continue to apply it in the current financial year.

One third of the number of share options granted may be exercised if adjusted (ie normalised) earnings per share ('EPS') growth, over the three years following grant (with no retesting opportunities), exceeds an average of retail price index ('RPI') plus 3% pa; two thirds of the number of share options granted may be exercised if normalised EPS growth exceeds an average of RPI plus 5% pa; and all share options granted may be exercised if normalised EPS growth exceeds an average of RPI plus 7% pa. To the extent that the targets have not been fully satisfied, options will lapse.

Performance share awards will vest by reference to the Company's relative total shareholder return ('TSR') performance over a fixed three-year period (with no retesting opportunities). TSR is a measure of the return to a shareholder (in terms of share price appreciation, assuming reinvestment of any dividends) over a fixed period. 25% of the shares subject to an award will vest if the Company's TSR, relative to the companies in the FTSE Mid-250 Index (excluding investment trusts), as at the date of grant, is at least at the median of that group. This will increase, on a straight-line basis, to full vesting if the Company's TSR is at least at the upper quintile (ie within the highest 20%) of that group. Both the starting and ending TSR of the Company and each company in the comparator group will be assessed using three-month average figures. In addition to satisfying the TSR performance condition, awards will only vest to the extent that the Committee considers that the Company's TSR performance reflects the underlying performance of the Company over the period.

The EPS and TSR targets, which were selected following extensive discussions with the Company's leading institutional shareholders and which received the support of an overwhelming majority of those shareholders, are considered to be both demanding and stretching over the medium term in light of the prevailing business climate.

The EPS growth targets were chosen because profit growth (as measured through EPS) is currently a key objective within the Group and is considered to be the most appropriate measure of financial performance.

The FTSE Mid-250 Index was chosen as the TSR comparator group as there are no similarly sized independently quoted music companies to provide a more bespoke comparator group and, therefore, it was felt appropriate to compare the performance of EMI with the constituents of the FTSE Mid-250 Index on the basis that, from an investor perspective, shareholders have the choice of investing in EMI as compared with other UK-quoted companies of a similar size. If the Company becomes a constituent of the FTSE 100, the constituents of that index would be used for subsequent grants.

In all the circumstances, the Committee considers these two measures, taken together, to be the most appropriate method of assessing the success of EMI over the medium term and, accordingly, considers them to be appropriate performance conditions.

The EPS measure is fully diluted EPS adjusted to take account of exceptional items and excluding amortisation. EMI's performance against the EPS and TSR targets will be monitored by the Committee, which will assess the extent to which the targets have been achieved. The EPS calculations will be verified by the Company's external auditor while the TSR calculations will be undertaken by New Bridge Street Consultants LLP.

The Committee also confirms that the Company has at all times complied with the share dilution limits as previously agreed with shareholders.

As reported in the 2003 Annual Report, the CEO EMI Music Publishing and the CEO EMI Music had one-off, long-term incentive arrangements covering, in Mr Bandier's case, the period from April 2001 to 31 March 2006 and, in Mr Levy's case, the period from October 2001 to 31 March 2006 which are summarised in footnotes (b), (c) and (e) on page 39 and footnote (e) on page 40, respectively. It was concluded that neither of them should participate in the ESIP for the duration of these one-off arrangements. As part of the amendment which took effect from 1 April 2004, Mr Levy's service contract was revised to include participation in the ESIP for the period from 1 April 2006 to 31 March 2009.

All UK-based Executive Directors are entitled to participate in the Group-wide ShareSave Scheme on the same terms as other UK-based Group employees. Shareholder consent is being sought at the 2004 AGM for the renewal of the current ShareSave Scheme (which has reached the end of its 10-year life) and also to introduce another tax-sponsored all-employee plan, the Share Incentive Plan. The operation of these plans will be at the discretion of the Committee, although Executive Directors will be eligible to participate on the same basis as other staff.

Details of the awards granted to Executive Directors under the ESIP and ShareSave Scheme are contained in the section on Current Long-term Incentive Schemes on page 38. Details of share options and other share awards granted in previous years in accordance with the schemes then applying and the performance criteria attaching to those grants are contained in the section on Closed Long-term Incentive Schemes on pages 39 and 40.

Benefits in kind

Benefits and perquisites are based on general industry practice and typically include a car or car allowance together with life assurance, retirement, disability and healthcare plans. Further details are set out on page 37.

Pension arrangements

- For UK-based Executive Directors, other than for the CFO whose pension arrangements are summarised below, the policy is to provide pension benefits through a 'final salary' arrangement with an accrual rate of 1/30th. Where possible, this is achieved through the Group's Inland Revenue-approved occupational pension scheme. An unapproved scheme is utilised to provide benefits on salaries above the Inland Revenue-imposed earnings 'cap', with the level of contribution being set by reference to an actuarial assessment of the value of a 1/30th arrangement. Benefits are based on base salaries only and specifically exclude bonuses.

- For the US-based CEO EMI Music Publishing, the Group's retirement plan contributions are made with respect to both salary and annual bonus, consistent with normal practice in the US and the Group's benefit arrangements for all US employees.

- For the CFO, who is a US citizen, retirement plan contributions are made in respect of his base salary only.

Directors' service contracts
The Code recommends that notice or contract periods should be set at one year or less. It is the Group's policy to achieve that, where possible.

The Committee endorses the principle of mitigation of loss on early termination of a service contract and recognises the advantage of service contracts including an explicit calculation of compensation payable upon early termination, other than for misconduct or in other circumstances justifying summary termination. The Committee's policy is that such compensation should generally be calculated by reference to base salary, annual bonus at target level and other benefits, including pension contributions, for the notice period or unexpired term of the service contract. The contract should also include an explicit obligation to mitigate and to offset earnings from alternative employment undertaken during the notice period or unexpired term of the contract against all or part of the compensation payment. However, the Committee is conscious that:

- EMI remains as the only independently owned and quoted music major in the world and has been the subject of takeover speculation for many years. To be able to compete for talent, it has, therefore, been necessary to provide an additional degree of protection for Executive Directors in certain cases.

- Fixed-term contracts of three or more years are the norm for senior executives in the global entertainment industry and such agreements often include no (or only a limited) obligation to mitigate.

- Employment contracts for music executives are often closely negotiated, with the executive represented by experienced industry attorneys.

In the light of such factors, the Committee considers that it is in the best interests of EMI and its shareholders to retain the flexibility to compete for top executive talent, where necessary, through the ability to offer contract terms in excess of one year. However, as an alternative, the Committee may agree compensation payments calculated without mitigation in order to limit contract terms or notice periods to one year.

Chairman and CFO – Eric Nicoli and Roger Faxon
Mr Nicoli's service contract, dated 11 April 2003, is terminable by the Company on one year's notice. Mr Faxon's contract, dated as of 1 April 2003, allows EMI to terminate the contract at any time without notice with a specified severance payment calculated on the same basis as if he were entitled to one year's notice. Previously, the effective notice period for both Mr Nicoli and Mr Faxon would increase to two years following a change of control. However, in recognition of the views of institutional shareholders, they agreed, without compensation, to reduce their effective notice period following a change of control so that, by 31 March 2004, it became the standard one year in all circumstances.

In the case of gross misconduct or other circumstances justifying summary dismissal, the Company may terminate their service contracts without payment of compensation. Termination by the Company in other circumstances, without the required notice being given, entitles the departing executive to lump-sum compensation, calculated on:

- his then base annual salary (currently £700,400 pa in the case of Mr Nicoli and US$789,000 pa in the case of Mr Faxon) for one year; plus,

- the value of retirement benefits and either the continued enjoyment of, or the value of, benefits in kind provided to him for one year (the accrued value of such retirement contributions and the benefits in kind would have been £437,524 in the case of Mr Nicoli and US$502,789 the case of Mr Faxon had they been dismissed on 31 March 2004); plus,

- a sum in respect of his annual bonus opportunity, being the amount equal to his target-level annual bonus opportunity (currently 50%) multiplied by his base salary for the period from, in the case of Mr Nicoli, the date of his departure to the end of the contractual notice period and, in the case of Mr Faxon, the commencement of the financial year in which he departed to the end of the contractual notice period.

Mr Nicoli's entitlement to such compensation is subject to both a duty to mitigate and, also, offset for any earnings which he derives from other employment during the unworked part of the notice period for which he has been compensated.

In the light of competitive music industry practice, and in recognition of Mr Faxon's agreement, when he was promoted to CFO, to reduce his basic contract term from two years to one year, there is no obligation on him to mitigate, or to offset against the compensation payment, any earnings from alternative employment during the year following termination. However, the Company's obligation to continue to provide insurance benefits will cease to the extent that similar benefits are provided by another employer following termination.

CEO EMI Music – Alain Levy
Mr Levy's service contract, which commenced on 15 October 2001 and was amended as of 1 April 2004, allows the Company to terminate his employment at any time without notice. If termination is for cause, no compensation is payable. If termination is without cause, or Mr Levy terminates the agreement for good reason (for example, breach by EMI), he is entitled to a severance payment based on one year's pay, calculated using:

- his then base annual salary (currently £1.0m pa); plus,

- the value of retirement benefits and either the value of, or the continued enjoyment of, other benefits in kind provided to him (the value of such retirement accrual and the benefits in kind would have been £346,747 had he been dismissed on 31 March 2004); plus,

- the average annual bonus earned by him over the last three financial years (or the period since he joined the Company, if less) (£597,244 in respect of years ended on or before 31 March 2004).

At the time of his appointment, Mr Levy accepted a basic contract term of one year, which is significantly less than competitive music industry practice, as well as a base salary and potential cash bonus at levels lower than those for equivalent positions in other major record companies. In recognition of this, there is no obligation on Mr Levy to mitigate or to offset against the compensation payment any earnings from alternative employment following termination. It was considered inappropriate to seek to renegotiate this aspect of Mr Levy's contract following the issue of the latest Association of British Insurers' guidelines in this regard. However, with effect from 1 April 2004, Mr Levy is no longer entitled to any enhancement on a change of control.

CEO EMI Music Publishing – Martin Bandier
Mr Bandier's service contract, dated as of 1 April 2001, is with a Group subsidiary in the US and is governed by New York state law. The contract allows the employing company to terminate his employment at any time without notice. If termination is for cause, no compensation is payable. If termination is without cause, or Mr Bandier terminates the contract for good reason, he is entitled to compensation based on two years' salary and benefits. The Committee considers that these terms for Mr Bandier are appropriate in view of competitive practice in the US, where he is resident and where EMI Music Publishing is headquartered, and the fact that the service contract is intended to secure his services until age 65. Additionally, following a change of control of the Company, Mr Bandier is entitled to terminate his service contract after a one-year transitional period and to receive a compensation payment as described below. Mr Bandier's contract also provides for its automatic expiry on 31 March 2006. Where compensation is payable in respect of termination of Mr Bandier's service contract, it is specified to be the aggregate of:

- his then base annual salary (currently US$3,191,219) for two years; plus,

- continuation for two years (or for one year if termination occurs after 1 April 2005) of medical and dental benefits and retirement plan contributions (the accrued value of such retirement contributions and medical and dental benefits for the year ended 31 March 2004 would have been US$1,908,653 if his employment had been terminated on that date); plus,

- an amount equal to his target-level annual bonus opportunity (currently 50% of base salary) for two years.

While, reflecting competitive music industry practice, there is no specific obligation on Mr Bandier to mitigate, the continuation of salary and bonus for 12 months after termination is subject to offset in respect of salary and bonus earned by Mr Bandier from a subsequent employer in the 12 months following termination; and the continuation of benefits is also offset to the extent of similar benefits provided by the subsequent employer.

The provision in Mr Bandier's contract regarding two years' compensation on termination was discussed with both the Association of British Insurers and the National Association of Pension Funds, as well as certain major shareholders.

Non-executive Directors
Non-executive Directors do not participate in the Group's bonus scheme or long-term incentive plans and are not eligible for membership of any of the Group's pension plans. Their fees are payable wholly in cash.

Following the publication of the revised Code, the Board reviewed the responsibilities of the Non-executive Directors and, with effect from 1 January 2004, increased annual fees to £50,000 per annum (from £36,000), reflecting the significant time commitment and strategic contribution of the Non-executive Directors and their increased responsibilities. In future, fees will be reviewed every two years. John Gildersleeve, the Deputy Chairman and senior independent Non-executive Director, receives an additional £40,000 per annum, reflecting his larger role and his chairmanship of the Remuneration and Nomination Committees. Kathleen O'Donovan receives an additional £10,000 per annum for chairing the Audit Committee. No other additional fees are payable for membership of Committees or otherwise.

The Non-executive Directors have letters of appointment from the Company which are available for inspection at the Company's registered office or on request and which can be viewed on the Company's website at www.emigroup.com. Each Non-executive Director is appointed for a specified term of an initial period to the next AGM after appointment and, subject to election at that Meeting, for a further period ending at the third AGM held thereafter. Subsequent re-election is subject to endorsement by the Board and the approval of shareholders. Each Non-executive Director's date of appointment as a Director and his or her most recent date of re-election at an AGM is shown below:

	Date of appointment as a Non-executive Director	Date of letter of appointment	Date of last election or re-election at AGM
J Gildersleeve	28.2.04	30.1.04	–
S Bailey	2.4.04	20.4.04	–
H Einsmann	18.5.92	1.10.03	19.7.02
P A Georgescu	1.9.02	1.10.03	9.7.03
D J Londoner	13.5.03	16.6.03	9.7.03
K A O'Donovan	21.11.97	1.10.03	20.7.01

Their appointments may be terminated at any time without compensation in the event that they are not elected or re-elected by shareholders or otherwise in accordance with the Company's Articles of Association. On termination, a Non-executive Director is entitled to any accrued but unpaid Directors' fees, but not to any other compensation.

Total shareholder return performance graphs

Under the Directors' Remuneration Report Regulations 2002 companies are required to include a graph indicating their TSR (ie share price growth assuming reinvestment of any dividends) performance over the last five years relative to a recognised equity index. In the absence of a suitable index of true comparators, the Committee has elected to show EMI's performance related to the FTSE Mid-250 Index which is consistent with the approach adopted last year; the FTSE Mid-250 Index was the comparator group for the TSR performance condition for last year's awards under the ESIP, and will continue to be so for this and subsequent years unless the Company re-enters the FTSE 100.

Total shareholder return
Source: Thompson Financial



Value £
180
160
140
120
100
80
60
40
20
0
31.3.99
31.3.00
31.3.01
31.3.02
31.3.03
31.3.04

● EMI Group plc ■ FTSE Mid-250 Index

This graph looks at the value, by the end of March 2004, of £100 invested in EMI Group plc on 31 March 1999 compared with the value of £100 invested in the FTSE Mid-250 Index. The other points plotted are the values at intervening financial year ends. Given the volatile nature of the relevant indices and also that, as at 31 March 2004, the Company was the 89th largest UK company by market capitalisation, the Committee also considers it helpful to include the equivalent graph showing the Company's TSR relative to the FTSE 100 over the same period.

Total shareholder return
Source: Thompson Financial



Value £
180
160
140
120
100
80
60
40
20
0
31.3.99
31.3.00
31.3.01
31.3.02
31.3.03
31.3.04

● EMI Group plc ■ FTSE 100 Index

Policy on outside appointments

The Executive Directors are permitted to take external appointments as non-executive directors but usually only one such appointment may be by another publicly quoted company. The remuneration from such appointments is retained by the Director and the table below sets out such amounts for the year ended 31 March 2004. All appointments must be approved by the Board to ensure that they do not give rise to any scope for conflicts of interest.

	Name of Company	Fees received £
Executive Directors:		
E L Nicoli	HMV Group plc (until 2 February 2004)	95,320
	The Tussauds Group Ltd	50,418
M N Bandier	National Music Publishers' Association	910
A M J I Levy	Schroder Ventures	14,200
R C Faxon	–	–

Share ownership guidelines

The Committee has adopted a formal policy that requires Executive Directors to hold shares in EMI worth at least two times their respective salaries. Executive Directors are required to build up this shareholding by retaining shares with a value of at least 25% of the after-tax gain arising on the maturity of any long-term incentive awards.

Payments to former Directors during the financial period

No payments were made to former Directors during the year.

Pensions

The UK-based Executive Directors are executive members of the UK EMI Group Pension Fund, which provides them, on normal retirement at age 60, with a pension of 1/60th of the earnings 'cap' (see below) for each year of membership. Members contribute 4% of the cap. On death, there is a spouse's pension of two thirds of the member's pension (ignoring the impact of any exchange of pension for a lump sum on retirement), plus child allowances if applicable. An early retirement pension may be paid on leaving but the pension is reduced by 1/3% for each month that pension starts earlier than age 60. Subject to the Company's (the Committee's in the case of Executive Directors) consent, the reduction applied may be less.

Transfer values are calculated on a basis that assumes the pension would be drawn at the earliest date where no reduction would apply and with allowance for future pension increases (both before and after pension commences) to reflect the past practice of granting increases greater than those guaranteed.

Up to age 65, the whole of a pension in payment is guaranteed to increase by LPI (the lower of the previous year's increase in the RPI and 5%). After age 65, the pension in excess of the Guaranteed Minimum Pension or 'GMP' (that part of the pension which replaces the State Second Pension) is guaranteed to increase by LPI, while that part of the GMP which built up since 6 April 1988 is guaranteed to increase by the lower of the previous year's increase in the RPI and 3%.

The table below sets out the transfer value at 31 March 2004 of each Executive Director's accrued deferred pension at that date as well as the movement in that transfer value over the period. The transfer values are liabilities of the EMI Group Pension Fund and reflect both the age of the Executive Director and his length of service and membership of the Fund.

	Age at 31.3.04 Years	Accrued pension[a] at 31.3.04 £pa	Accrued pension[a] at 1.4.03 £pa	Increase in accured pension during the year net of inflation[a] £pa	Transfer value of accrued pension[b] at 31.3.04 £	Transfer value of accrued pension[b] at 1.4.03 £	Directors' contributions during the year £	Increase in tranfer value over the year net of Directors' contributions £pa
Executive Directors:								
E L Nicoli	53	8,112	6,345	1,589	122,117	78,192	3,960	39,965
A M J I Levy	57	3,987	2,295	1,627	74,275	38,238	3,960	32,077

[a] The accrued pensions are the amounts which would be paid if the Director left service at the relevant date.

[b] The transfer values have been calculated in accordance with guidance note GN11 published by the Institute of Actuaries and Faculty of Actuaries.

The earnings 'cap' (as defined in the Finance Act 1989) limits salary for pension purposes to £102,000 from 6 April 2004 (2003: £99,000). The Company, therefore, makes contributions to a separate defined contribution plan that provides additional benefits to those affected by the cap.

Executive Directors affected by the cap and the after-tax value of contributions, expressed as a percentage of base salary in excess of the cap, which the Company paid to the defined contribution plan in respect of them, were:

E L Nicoli	33.42%
A M J I Levy	30.00%

Contributions in the year to 31 March 2004

	FURBS[a] £	Tax compensation £	Total £
Executive Directors:			
E L Nicoli	199,434	138,590	338,024
A M J I Levy	180,420	125,377	305,797

[a] Funded unapproved retirement benefits scheme

These contributions are set at levels which, based on actuarial advice, are likely to deliver comparable benefits to the capped final salary element.

The table below sets out the contributions made to US money purchase pension arrangements in respect of the other two Executive Directors.

	Contributions by Group %	Contributions by Group US$	Contributions by Director %	Contributions by Director US$	Total US$
Executive Directors:					
M N Bandier	33.4% of pay[a]	1,833,436	13% of pay[a]	714,593	2,548,029
R C Faxon	50% of base salary	437,608	13.8% of base salary	108,184	545,792

[a] Consistent with US practice, pay for this purpose includes the value of annual cash bonuses.

There were no retirement benefits paid to former Directors in excess of those to which they became entitled when such benefits first became payable to such former Directors.

Compensation to former Directors not previously reported
There were no compensation payments made to former Directors that have not been previously reported.

Payments to third parties for making the Directors' services available
No payments have been made to third parties for making any Director's services available to the Company.

As required by the Directors' Remuneration Report Regulations, only those items from the "Pensions" heading on page 35 to page 40 inclusive have been subject to audit.

By Order of the Board

John Gildersleeve
Deputy Chairman
21 May 2004

Remuneration details

Annual remuneration[a]

	Base salary or fees £'000	Compensation for loss of employment £'000	Expenses £'000	Benefits[b] £'000	Incentive remuneration £'000	2004 Total in year £'000	2003 Total in year £'000
Executive Directors:							
E L Nicoli	**695.3**	**-**	**-**	**99.5**	**583.7**	**1,378.5**	1,078.4
M N Bandier	**1,819.0**	**-**	**-**	**44.2**	**1,455.2**	**3,318.4**	3,530.8
A M J I Levy	**700.4**	**-**	**-**	**40.9**	**854.5**	**1,595.8**	1,202.5
R C Faxon	**460.7**	**-**	**-**	**38.3**	**386.7**	**885.7**	782.2
Non-executive Directors:							
J Gildersleeve (appointed 28.2.04)	**7.5**	**-**	**-**	**-**	**-**	**7.5**	–
H Einsmann	**39.5**	**-**	**-**	**-**	**-**	**39.5**	34.3
P A Georgescu	**35.3**	**-**	**-**	**-**	**-**	**35.3**	18.8
D J Londoner (appointed 13.5.03)	**35.4**	**-**	**-**	**-**	**-**	**35.4**	–
K A O'Donovan	**46.5**	**-**	**-**	**-**	**-**	**46.5**	39.5
Former Non-executive Directors:							
Sir Dominic Cadbury (retired 28.2.04)	**60.0**	**-**	**-**	**-**	**-**	**60.0**	57.1
Total 2004	**3,899.6**	**-**	**-**	**222.9**	**3,280.1**	**7,402.6**	–
Total 2003[c]	3,930.4	–	–	338.2	2,475.0	–	6,743.6

[a] Excludes retirement contributions (see table on page 36) and the value of share awards ceasing to be contingent, as reported in the table shown below.

[b] The nature of the non-cash benefits provided to the Executive Directors is as follows:

E L Nicoli:
- provision of a Company car plus use of a Company pool car and driver;
- private healthcare; and,
- personal accident insurance.

M N Bandier:
- car allowance of US$36,000 pa; and,
- participation in the Group's US executive medical plan, life, health (hospital, major medical and dental) and accident insurance.

A M J I Levy:
- use of a Company pool car and driver;
- private healthcare; and,
- personal accident insurance.

R C Faxon:
- car allowance of US$25,000 pa;
- participation in the Group's US executive medical plan, life, health (hospital, major medical and dental) and accident insurance; and,
- health club memberships in both New York and London.

[c] The aggregate emoluments of the Directors were £7,402,600 (2003: £6,804,600 which includes £61,000 paid to Directors who resigned in the years ended 31 March 2002 and 31 March 2003).

Remuneration from prior-year share awards ceasing to be contingent

	Awards No. of shares	2004 Total value[a] £'000	Awards No. of shares	2003 Total value[a] £'000
Executive Directors:				
E L Nicoli	**-**	**-**	**-**	**-**
M N Bandier	**165,625[b]**	**459.6**	**165,625[b]**	**147.8**
A M J I Levy	**-**	**-**	**-**	**-**
R C Faxon	**103,803**	**288.1**	**44,436**	**39.7**
Total	**269,428**	**747.7**	**210,061**	**187.5**

[a] The value is based on the share price on the date that awards ceased to be contingent.

[b] Whilst in certain circumstances these restricted share awards may lapse or be released before the vesting date, a proportion of their value is included in reported remuneration each year to match remuneration costs more accurately to the time period in which these shares are earned.

Directors' interests

Directors' interests (all beneficial) in the Company's Ordinary Shares of 14p each[abc]

	Non-contingent share awards[d]	Directly held shares	As at 31.3.04 Total shares held	As at 1.4.03 or date of appointment if later Total shares held
Executive Directors:				
E L Nicoli[e]	**133,982**	**69,410**	**203,392**	203,168
M N Bandier	**–**	**379,760**	**379,760**	379,760
A M J I Levy	**–**	**775,000**	**775,000**	775,000
R C Faxon	**276,664**	**82,806**[f]	**359,470**	332,655
Non-executive Directors: [g]				
J Gildersleeve	**–**	**1,254**	**1,254**	1,254
H Einsmann	**–**	**114,800**	**114,800**	1,800
P A Georgescu	**–**	**100,000**	**100,000**	100,000
D J Londoner	**–**	**10,000**	**10,000**	10,000
K A O'Donovan	**–**	**2,000**	**2,000**	2,000

[a] The Company's Register of Directors' Interests is available for inspection in accordance with the provisions of the Companies Act 1985.

[b] No Director had any interest in either shares or debentures of any subsidiary of the Company.

[c] As potential beneficiaries under the EMI Group General Employee Benefit Trust (EBT), the Executive Directors are deemed to be interested in the entire shareholding of the EBT which at 31 March 2004 amounted to 4,082,771 shares.

[d] Non-contingent share awards shown in this column are also included as incentive awards in the table on page 39.

[e] On 28 May 2004, Mr Nicoli's interests in the Company's shares increased by 16 shares on the reinvestment of dividends and tax credits received in respect of shares held by him through EMI Corporate Personal Equity Plans. There have been no other changes in Directors' interests since 31 March 2004.

[f] The total of directly held shares does not include the post-tax amount of a performance share award of 103,803 shares that vested during the year, as the shares could not be delivered to Mr Faxon until after the end of the close period for Directors' share dealings on 26 May 2004.

[g] Mrs Bailey, who became a Non-executive Director on 2 April 2004, did not hold any shares in the Company as at 23 May 2004.

Current long-term incentive schemes

Directors' outstanding performance share awards under the Executive Share Incentive Plan

	Date of award	Earliest normal vesting date	Lapse date	As at 1.4.03	Vested in year	Awarded in year	Lapsed in year	As at 31.3.04
Executive Directors:								
E L Nicoli	14.7.03	14.7.06	14.1.07	–	–	515,294	–	515,294
Total				**–**	**–**	**515,294**	**–**	**515,294**
R C Faxon	14.7.03	14.7.06	14.1.07	–	–	375,255	–	375,255
Total				**–**	**–**	**375,255**	**–**	**375,255**

Exercise is subject to the performance target set out in the policy section of this report in respect of performance share awards, namely based on the Company's total shareholder return ('TSR'), compared to FTSE Mid-250 companies, excluding investment trusts, over a fixed three-year period.

Directors' outstanding share options over Ordinary Shares of 14p each under the Executive Share Incentive Plan

	Date granted	Earliest normal exercise date	Lapse date	Exercise price	As at 1.4.03	Exercised in year	Granted in year	Lapsed in year	As at 31.3.04
Executive Directors:									
E L Nicoli	14.7.03	14.7.06	13.7.13	119.250p	–	–	1,030,589	–	1,030,589
Total					**–**	**–**	**1,030,589**	**–**	**1,030,589**
R C Faxon	14.7.03	14.7.06	13.7.13	119.250p	–	–	750,511	–	750,511
Total					**–**	**–**	**750,511**	**–**	**750,511**

Exercise is subject to the performance target set out in the policy section of this report in respect of grants of share options, namely based on the Company's earnings per share ('EPS') growth over a fixed three-year period.

Directors' outstanding options over Ordinary Shares of 14p each under the ShareSave Scheme

	Date granted	Earliest normal exercise date	Lapse date	Exercise price	As at 1.4.03	Exercised in year	Granted in year	Lapsed in year	As at 31.3.04
Executive Directors:									
E L Nicoli	20.6.02	1.9.07	29.2.08	221p	7,488	–	–	(7,488)	–
	19.6.03	1.9.08	28.2.09	96p	–	–	16,588	–	16,588
Total					**7,488**	**–**	**16,588**	**(7,488)**	**16,588**
A M J I Levy	20.6.02	1.9.07	29.2.08	221p	7,488	–	–	(7,488)	–
	19.6.03	1.9.08	28.2.09	96p	–	–	16,588	–	16,588
Total					**7,488**	**–**	**16,588**	**(7,488)**	**16,588**

ShareSave options are normally exercisable for a six-month period following completion of savings to either a three-year or a five-year ShareSave contract and are not subject to additional performance conditions.

Closed long-term incentive schemes

Directors' outstanding share awards under long-term incentive plans

	Date of award	As at 1.4.03 Incentive[a]	Performance[b]	Restricted[c]	During year Matching awards	Vested	Lapsed	As at 31.3.04
Executive Directors:								
E L Nicoli	31.5.00	67,722	–	–	–	–	–	67,722
	31.5.01	66,260	–	–	–	–	–	66,260
	15.6.01	–	155,297	–	–	–	(155,297)[d]	0
Total		**133,982**	**155,297**	**0**	**0**	**0**	**(155,297)**	**133,982**
M N Bandier	6.6.97	–	110,974	–	–	–	(110,974)[d]	0
	28.9.01	–	1,250,000[e]	–	–	–	–	1,250,000
	28.9.01	–	–	662,500[e]	–	–	–	662,500
Total		**0**	**1,360,974**	**662,500**	**0**	**0**	**(110,974)**	**1,912,500**
A M J I Levy		–	–	–	–	–	–	–
Total		**0**	**0**	**0**	**0**	**0**	**0**	**0**
R C Faxon	6.6.97	–	19,518	–	–	–	(19,518)[d]	0
	18.6.99	88,848	–	–	–	–	–	88,848
	31.5.00	18,888	–	–	–	–	–	18,888
	31.5.01	56,300	–	–	–	–	–	56,300
	15.6.01	–	103,803	–	–	(103,803)[f]	–	0
	28.5.02	112,628	–	–	–	–	–	112,628
Total		**276,664**	**123,321**	**0**	**0**	**(103,803)**	**(19,518)**	**276,664**

[a] Incentive share awards are not contingent on future performance and/or are no longer subject to forfeiture. Such awards, made under the now closed Senior Executive Incentive Plan, are subject to an additional 1:3 matching award if deferred for three years from the date of the award or an additional 2:3 matching award if deferred for six years from the date of the award.

[b] Shows total potential award.

- The total of the eventual award depends on the achievement of Group or business unit performance against profit targets set by the Remuneration Committee by the end of a performance period that terminates on 31 March in the third year after the date of the award. For awards made prior to 1998, performance is further reassessed in each of the following three years before the award lapses. The eventual award is subject to an additional 1:3 matching award if vesting is deferred for a further three years from the vesting date. In certain circumstances, for example upon a change of control of EMI, awards could be released before the normal vesting date.
- For Mr Nicoli, Mr Bandier and Mr Faxon, release of awards made up to 31 March 2001 is subject to a further performance requirement that EMI's TSR must have at least equalled the median of those companies that comprised the FTSE 100 at the start of the three-year performance cycle.
- Mr Nicoli has a performance share award granted on 15 June 2001 which will vest on a sliding scale against three-year compound growth in earnings of between 6.1% and 22.5%.
- Mr Faxon participated in a performance share award granted on 15 June 2001 based on EMI Music Publishing's performance, which required the same rates of compound growth but related to EMI Music Publishing's economic profit.
- In 2001, in place of overlapping annual share awards based on three-year performance cycles, Mr Bandier was granted a one-time performance share award on 28 September 2001 which requires 2% pa growth in the music publishing division's economic profit for the entire performance period to 31 March 2006, at which level one sixth of the shares accrue, with maximum payout at 7% pa growth (with straight-line vesting between these two points).

[c] Mr Bandier's restricted share award will vest no earlier than 31 March 2006. The award was in lieu of additional base salary and is not, therefore, subject to performance requirements. The aim of the award was to bring Mr Bandier's basic annual remuneration into line with competitive practice in the US, where he is based, whilst aligning his interests more closely with those of the shareholders and providing him with a strong incentive to remain with the Group. No further awards of this nature are envisaged. A proportion of this award is included in remuneration each year so as to match remuneration costs more accurately to the time period in which the shares are earned.

[d] Lapsed as of 31 March 2004.

[e] With the exception of Mr Bandier's awards, on termination of employment in certain circumstances, for example, as a result of death, disability, sale of the relevant business unit, normal retirement, or termination without cause, and if the performance criteria are on target for achievement, a proportion of the awards may become exercisable prior to normal vesting. If the performance criteria are not on target for achievement, the whole award lapses if it has not reached its normal vesting date. Upon a change of control, all awards vest, or can be exchanged for an equivalent value of awards in the acquiring entity, with identical terms to the original awards.

Mr Bandier's outstanding share awards would vest, in whole or in part, if he was dismissed (other than for cause) or following a change of control of EMI. Both his performance share and restricted share awards will lapse if, prior to the vesting date of 31 March 2006, Mr Bandier resigns voluntarily or his employment agreement is terminated by EMI for cause. However, if Mr Bandier's employment is terminated without cause by EMI, he will receive the proportion of his restricted share award which he would have earned had he remained in employment for a further two years. Under these same circumstances, he would also receive a proportion of his performance share awards pro rated to the date of termination, subject to the achievement of the relevant performance criteria. In the event of a change of control of EMI, all the restricted share award would vest together with a proportion of the performance share award pro rated to the date of the change of control together with an additional 625,000 shares up to the maximum award of 1.25m shares on the earlier of one year after the date of the change of control or the termination of his employment without cause.

[f] The whole award vested as of 31 March 2004, when the closing mid-market share price was 277.5p.

Directors' outstanding share options over Ordinary Shares of 14p each [ab]

	Date granted	Earliest normal exercise date [cd]	Lapse date	Exercise price	As at 1.4.03	Exercised in year	Granted in year	Lapsed in year	As at 31.3.04
Executive Directors:									
E L Nicoli	3.6.99	3.6.02	2.6.09	440.000p	60,000	–	–	–	60,000
	21.6.02	21.6.05	20.6.12	243.300p	838,471	–	–	–	838,471
Total					**898,471**	**–**	**–**	**–**	**898,471**
M N Bandier	25.8.95	25.8.98	24.8.05	590.315p	253,084	–	–	–	253,084
	23.8.96	23.8.99	22.8.06	734.500p	60,000	–	–	–	60,000
	6.6.97	6.6.00	5.6.07	575.000p	52,144	–	–	–	52,144
Total					**365,228**	**–**	**–**	**–**	**365,228**
A M J I Levy [e]	15.10.01	15.10.04	14.10.11	300.000p	3,000,000	–	–	–	3,000,000
	15.10.01	15.10.04	14.10.11	400.000p	3,000,000	–	–	–	3,000,000
	15.10.01	15.10.04	14.10.11	500.000p	2,000,000	–	–	–	2,000,000
	15.10.01	15.10.04	14.10.11	700.000p	2,000,000	–	–	–	2,000,000
	2.1.02	2.1.05	1.1.12	357.300p	2,000,000	–	–	–	2,000,000
	19.12.02	19.12.05	18.12.12	146.050p	2,000,000	–	–	–	2,000,000
	19.12.02	19.12.06	18.12.12	153.750p	2,000,000	–	–	–	2,000,000
	19.12.02 [e]	19.12.07	18.12.12 [e]	–	2,000,000	–	–	–	2,000,000
	19.12.02 [e]	19.12.08	18.12.12 [e]	–	2,000,000	–	–	–	2,000,000
Total					**20,000,000**	**–**	**–**	**–**	**20,000,000**
R C Faxon	23.8.96	23.8.99	22.8.06	734.500p	67,500	–	–	–	67,500
	6.6.97	6.6.00	5.6.07	575.000p	50,326	–	–	–	50,326
	5.2.02	5.2.05	4.2.12	305.000p	500,000	–	–	–	500,000
	28.5.02	28.5.05	27.5.12	267.250p	250,000	–	–	–	250,000
	21.6.02	21.6.05	20.6.12	244.000p	283,000	–	–	–	283,000
Total					**1,150,826**	**–**	**–**	**–**	**1,150,826**

[a] No Directors' share options were exercised in the year. Therefore, the total gain made on the exercise of share options was £nil (2003: £nil). The closing mid-market share price on 31 March 2004 was 277.5p. The range of closing mid-market share prices during the year was 91.25p and 278.25p.

[b] All of the options were granted for nil consideration.

[c] *Executive Directors' share options are normally exercisable during the period commencing no earlier than three years and ending no later than 10 years from the date granted.*

[d] Share options were granted to Executive Directors in previous years in accordance with the relevant Executive Share Option Scheme rules and market practice at the time. The table above sets out information on the current Executive Directors' grants of such share options. The performance criteria relating to these grants are as follows:

- For the period from 25 August 1995 to 9 December 1999, the criterion was that the Company's TSR over the relevant calculation period compared to the TSR of the companies in the FTSE 100 at 1 April prior to the date of grant is at least equal to the median of that group. TSR is the percentage growth of the share price, assuming reinvestment of any dividends paid, over the calculation period. The initial calculation period commences on 1 April immediately preceding the date of grant and ends on 31 March three years later and, thereafter, calculations are made at each quarter end for the preceding three-year period until the performance criterion is met or the option lapses.

- For the period from 10 December 1999 to 8 July 2003 (excluding Mr Levy's grants – see footnote (e) below), the criterion was that the increase in the Group's adjusted, fully diluted EPS over a three-year period following the date of grant should exceed an average of the UK retail price index ('RPI') plus a rate ranging between 2% and 3% pa.

The Committee chose the relevant performance criteria as they were considered to be challenging, to align Executive Directors' interests with those of shareholders and in accordance with the then existing market practice.

[e] On appointment, Mr Levy was granted options over 10m shares at prices between 300p and 700p. Since appointment, Mr Levy has been granted additional options over a further 10m shares which represent his entitlement to options in respect of the five financial years up to and including, but ending on, 31 March 2006. The exercise prices for these options will only be determined when the interim results for the respective financial years have been announced, using a five-day average share price.

Exercise of all the options is generally conditional on the Company's adjusted diluted EPS growing by at least an average of RPI plus 2.5% pa over the period from 31 March 2002 to the 31 March following the relevant vesting date with retesting throughout the option's life.

The terms of Mr Levy's contract prescribe the impact of a cessation of employment or a change of control of EMI on the share options granted under his contract. If Mr Levy's appointment were terminated by EMI without cause or by Mr Levy with good reason (as defined in the contract), the options over 10m shares granted on 15 October 2001 would vest and could be exercised without regard to the performance conditions.

If Mr Levy's appointment is terminated in the circumstances described in the preceding paragraph, the options granted on 2 January and 19 December 2002 for which the prices have been determined by the date of termination, as set out in the table above, will vest and may be exercised without regard to the performance conditions; all other options would lapse. The exercise of options vested under the preceding paragraph must be undertaken within 12 months of the date of termination. On a change of control of EMI, Mr Levy's options will be treated as if his employment had been terminated by EMI without cause with the result that they may be exercised without regard to performance conditions, but the exercise period will be limited to six months. A termination resulting from Mr Levy's death or disability will be treated in the same manner as a termination by the Company without cause.

Auditor's report

Independent Auditor's report to the members of EMI Group plc

We have audited the Group's financial statements for the year ended 31 March 2004 which comprise the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Company Balance Sheet, Consolidated Cash Flow Statement, Statement of Total Recognised Gains and Losses, Reconciliation of Movements in Shareholders' Funds and the related notes 1 to 28. These financial statements have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an Auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditor

The Directors are responsible for preparing the Annual Report, including the financial statements which are required to be prepared in accordance with applicable United Kingdom law and accounting standards as set out in the Statement of Directors' Responsibilities in relation to the financial statements.

Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Directors' Report, unaudited part of the Directors' Remuneration Report, Chairman's Statement, Operating Reviews, Financial Review and Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2004 and of the loss of the Group for the year then ended; and the financial statements and the part of the Director's Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London
23 May 2004

Consolidated profit and loss account

	Notes	Total £m
Turnover:		
Total including joint venture (HMV Group plc – discontinued)		**2,120.7**
Less: joint venture turnover		**-**
Group turnover	1	**2,120.7**
Group operating profit before exceptional items and amortisation		**249.3**
Operating exceptional items	8	**(138.3)**
Group operating profit (loss) before amortisation		**111.0**
Amortisation		**(50.9)**
Group operating profit (loss)*	1 & 2	**60.1**
Share of operating profit in joint venture (HMV Group plc – discontinued)		**-**
Share of operating (losses) profits in associated undertakings		**(0.3)**
Total operating profit (loss)		**59.8**
Non-operating exceptional items	8	**(16.5)**
Profit (loss) before finance charges		**43.3**
Finance charges:		
Group (including associated undertakings)		**(96.1)**
Joint venture (HMV Group plc – discontinued)		**-**
Total finance charges	5	**(96.1)**
(Loss) profit on ordinary activities before taxation		**(52.8)**
Taxation on profit on ordinary activities:		
Group (including associated undertakings)		**(19.7)**
Joint venture (HMV Group plc – discontinued)		**-**
Total taxation on profit on ordinary activities	6	**(19.7)**
(Loss) profit on ordinary activities after taxation		**(72.5)**
Minority interests (equity)		**0.9**
(Loss) profit attributable to members of the Holding Company		**(71.6)**
Dividends (equity)	7	**(62.5)**
Transfer (from) to profit and loss reserve		**(134.1)**

* The following items are included within Group operating profit (loss)		
Cost of sales	2	**(1,404.7)**
Distribution costs	2	**(92.0)**
Administration expenses	2	**(583.5)**
Other operating income, net	2	**19.6**

Earnings Per Ordinary Share (EPS)

	Notes	Year ended 31 March 2004
Basic earnings per Ordinary Share	9	**(9.1)p**
Diluted earnings per Ordinary Share	9	**(9.1)p**
Adjusted basic earnings per Ordinary Share	9	**15.8p**
Adjusted diluted earnings per Ordinary Share	9	**15.5p**

Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

Average exchange rates for the year

	Year ended 31 March 2004
US Dollar to £1	**1.70**
Euro to £1	**1.45**
Yen to £1	**191.67**

The results for the year have been translated into Sterling at the appropriate average exchange rates.

	Year ended 31 March 2004				Year ended 31 March 2003
		EMI Group	EMI Group		Total
	Exceptional items (Note 8) and amortisation £m	**Before exceptional items and amortisation £m**	Before exceptional items and amortisation Restated £m	Exceptional items (Note 8), amortisation and HMV Group plc (discontinued) Restated £m	Restated £m
	–	**2,120.7**	2,175.4	65.5	2,240.9
	–	**–**	–	(65.5)	(65.5)
	–	**2,120.7**	2,175.4	–	2,175.4
	–	**249.3**	254.7	–	254.7
	(138.3)	**–**	–	(21.1)	(21.1)
	(138.3)	**249.3**	254.7	(21.1)	233.6
	(50.9)	**–**	–	(42.7)	(42.7)
	(189.2)	**249.3**	254.7	(63.8)	190.9
	–	**–**	–	0.4	0.4
	(0.2)	**(0.1)**	0.2	(0.1)	0.1
	(189.4)	**249.2**	254.9	(63.5)	191.4
	(16.5)	**–**	–	209.7	209.7
	(205.9)	**249.2**	254.9	146.2	401.1
	(10.2)	**(85.9)**	(76.1)	–	(76.1)
	–	**–**	–	(1.2)	(1.2)
	(10.2)	**(85.9)**	(76.1)	(1.2)	(77.3)
	(216.1)	**163.3**	178.8	145.0	323.8
	12.8	**(32.5)**	(45.1)	(38.4)	(83.5)
	–	**–**	–	0.3	0.3
	12.8	**(32.5)**	(45.1)	(38.1)	(83.2)
	(203.3)	**130.8**	133.7	106.9	240.6
	7.4	**(6.5)**	(10.3)	3.9	(6.4)
	(195.9)	**124.3**	123.4	110.8	234.2
					(62.8)
					171.4

	(118.7)	**(1,286.0)**	(1,331.2)	(45.5)	(1,376.7)
	(6.9)	**(85.1)**	(98.7)	–	(98.7)
	(52.8)	**(530.7)**	(528.2)	(15.8)	(544.0)
	(10.8)	**30.4**	37.4	(2.5)	34.9

	Year ended 31 March 2003 Restated
	29.9p
	29.9p
	15.6p
	15.6p

	Year ended 31 March 2003
	1.55
	1.55
	187.89

Balance sheets
at 31 March 2004

	Notes	Group 2004 £m	Group 2003 Restated £m	Company 2004 £m	Company 2003 Restated £m
Fixed assets					
Music copyrights	10	**448.7**	451.2	**–**	–
Goodwill	11	**31.8**	56.2	**–**	–
Tangible fixed assets	12	**202.7**	289.4	**31.7**	25.6
Investments	13	**19.3**	22.2	**2,211.7**	2,153.5
		702.5	819.0	**2,243.4**	2,179.1
Current assets					
Stocks	14	**28.1**	36.4	**–**	–
Debtors: amounts falling due within one year	15	**722.6**	831.3	**2,432.8**	2,141.0
Debtors: amounts falling due after more than one year	15	**88.3**	138.6	**0.4**	1.5
Investments: liquid funds	16	**1.8**	0.5	**–**	–
Cash at bank and in hand and cash deposits	16	**343.4**	100.2	**5.0**	0.6
		1,184.2	1,107.0	**2,438.2**	2,143.1
Creditors: amounts falling due within one year					
Borrowings	16	**(35.8)**	(38.5)	**–**	–
Other creditors	18	**(1,353.5)**	(1,365.0)	**(146.5)**	(124.4)
		(1,389.3)	(1,403.5)	**(146.5)**	(124.4)
Net current (liabilities) assets		**(205.1)**	(296.5)	**2,291.7**	2,018.7
Total assets less current liabilities		**497.4**	522.5	**4,531.9**	4,197.8
Creditors: amounts falling due after more than one year					
Borrowings (including convertible debt)	16	**(1,058.1)**	(922.0)	**(593.2)**	(322.8)
Other creditors	19	**(12.9)**	(58.1)	**(777.5)**	(741.2)
		(1,071.0)	(980.1)	**(1,370.7)**	(1,064.0)
Provisions for liabilities and charges	20 & 21	**(142.8)**	(109.9)	**(3.5)**	(6.6)
		(716.4)	(567.5)	**3,160.9**	3,127.2
Capital and reserves					
Called-up share capital	22	**110.4**	110.4	**110.4**	110.4
Share premium account	22	**445.8**	445.8	**445.8**	445.8
Capital redemption reserve	23	**495.8**	495.8	**495.8**	495.8
Other reserves	23	**255.7**	235.7	**402.1**	415.3
Profit and loss reserve (including goodwill previously written off)	23	**(2,091.7)**	(1,988.1)	**1,706.8**	1,659.9
Equity shareholders' funds		**(784.6)**	(700.4)	**3,160.9**	3,127.2
Minority interests (equity)	24	**67.6**	132.9	**–**	–
		(716.4)	(567.5)	**3,160.9**	3,127.2

Year-end exchange rates

	2004	2003
US Dollar to £1	**1.84**	1.58
Euro to £1	**1.50**	1.45
Yen to £1	**191.20**	187.50

The balance sheet has been translated into Sterling at the appropriate year-end exchange rates.

Eric Nicoli
Roger Faxon
Directors
23 May 2004

Statement of total recognised gains and losses

for the year ended 31 March 2004

	Notes	£m	2004 £m	£m	2003 Restated £m
(Loss) profit for the financial year					
Group			**(71.3)**		234.6
Joint venture (HMV Group plc – discontinued)			**–**		(0.5)
Associated undertakings			**(0.3)**		0.1
(Loss) profit for the financial year			**(71.6)**		234.2
Currency translation – Group*		**28.0**		(13.5)	
Revaluation		**20.7**		–	
Other recognised losses			**48.7**		(13.5)
Total recognised gains and losses relating to the year			**(22.9)**		220.7
Prior-year adjustment	23		**4.5**		
Total recognised gains and losses since last Annual Report			**(18.4)**		

* Net currency gains of £4.5m (2003: £7.6m), which relate to foreign currency borrowings to finance investment overseas, and the related tax charge of £nil (2003: £nil), have been included within the Group currency translation movement on reserves.

Reconciliation of movements in shareholders' funds

for the year ended 31 March 2004

	Notes	£m	2004 £m	£m	2003 £m
Opening shareholders' funds – as reported			**(693.1)**		(1,030.2)
Prior-year adjustment	23		**(7.3)**		(13.8)
Opening shareholders' funds – restated			**(700.4)**		(1,044.0)
(Loss) profit for the financial year		**(71.6)**		229.7	
Prior-year adjustment	23	**–**		4.5	
Dividends (equity)	7	**(62.5)**		(62.8)	
Other recognised gains (losses)		**48.7**		(13.5)	
Goodwill adjustments		**–**		183.7	
Employee Benefit Trust transactions		**1.8**		2.0	
Net (decrease) increase in shareholders' funds for the year			**(83.6)**		343.6
Closing shareholders' funds			**(784.0)**		(700.4)

Consolidated cash flow statement and notes

	Notes	2004 £m	2003 £m
Net cash inflow from operating activities	a)	**309.4**	117.2
Dividends received from associated undertakings	13 (ii)	**-**	0.1
Returns on investments and servicing of finance			
Interest received		**7.4**	8.3
Interest paid	17 (viii)	**(102.7)**	(12.8)
Interest element of finance lease payments		**(0.1)**	(0.1)
Dividends paid to minorities		**(3.5)**	(6.5)
Net cash outflow from returns on investments and servicing of finance		**(98.9)**	(11.1)
Tax paid		**(30.6)**	(38.7)
Capital expenditure and financial investment			
Purchase of music copyrights	10	**(5.1)**	(7.6)
Sale of music copyrights		**0.4**	1.2
Purchase of tangible fixed assets	12	**(51.3)**	(68.5)
Sale of tangible fixed assets		**78.0**	9.3
Purchase of investments: own shares	23	**(0.3)**	(0.8)
Purchase of fixed asset investments	13 (iii)	**-**	(10.4)
Sale of fixed asset investments		**1.0**	35.6
Loans repaid by associated undertakings	13 (i)	**-**	0.7
Net cash outflow from capital expenditure and financial investment		**22.7**	(40.5)
Acquisitions and disposals			
Purchase of businesses net of cash acquired	13 (i)	**(73.3)**	(22.4)
Disposal of holding in HMV Group plc		**-**	209.5
Deferred consideration paid		**(16.1)**	(1.0)
Disposal of subsidiary undertaking		**-**	(0.7)
Purchase of associated undertakings	13 (ii)	**-**	(1.8)
Disposal of associated undertakings	13 (ii)	**0.4**	2.2
Net cash inflow (outflow) from acquisitions and disposals		**(89.0)**	185.8
Equity dividends paid		**(62.7)**	(29.4)
Net cash inflow (outflow) before management of liquid resources and financing		**50.9**	183.4
Management of liquid resources	b)	**(1.7)**	1.1
Financing:			
New loans	b)	**398.5**	603.5
Loans repaid	b)	**(209.4)**	(757.5)
Capital element of finance leases repaid	b)	**(2.1)**	(0.9)
Net cash inflow (outflow) from management of liquid resources and financing		**185.3**	(153.8)
Increase in cash	b)	**236.2**	29.6

Reconciliation of net cash flow to movement in net debt

	2004 £m	2003 £m
Increase in cash	**236.2**	29.6
Cash outflow (inflow) from increase (decrease) in liquid resources	**1.7**	(1.1)
Cash (inflow) from increase in loans	**(398.5)**	(603.5)
Cash outflow from repayment of loans and finance leases	**211.5**	758.4
Change in net debt resulting from cash flows	**50.9**	183.4
Loans acquired	**(0.4)**	(4.3)
Exchange differences	**60.6**	19.0
Movement in net debt	**111.1**	198.1
Net debt at beginning of year	**(859.8)**	(1,057.9)
Net debt at end of year	**(748.7)**	(859.8)

a) Reconciliation of Group operating profit to net cash inflow from operating activities

	Notes	2004 £m	2003 Restated £m
Group operating profit		**60.1**	190.9
Depreciation charge	12	**35.0**	43.0
Amortisation charge:			
Music copyrights	10	**46.9**	39.0
Goodwill	11	**4.0**	3.7
Exceptional non-cash write-down		**43.1**	–
Goodwill write-down – subsidiaries	11	**18.1**	12.1
Music copyrights write-down	10	**4.5**	6.5
Current asset investment write-down		**–**	2.5
Amounts provided	21	**73.4**	9.7
Provisions utilised:			
Disposals and fundamental reorganisations	21	**–**	(1.6)
Other	21	**(36.1)**	(83.7)
(Increase) decrease in working capital:			
Stock		**(8.0)**	2.4
Debtors		**59.8**	(94.8)
Creditors		**8.6**	(12.5)
Net cash inflow from operating activities		**309.4**	117.2

b) Analysis of movement in the Group's net borrowings

	At 1 April 2003 £m	Cash flow £m	Acquisitions/ disposals £m	Exchange movement £m	**At 31 March 2004 £m**
Cash at bank and in hand	99.9	245.4	0.4	(3.0)	**342.7**
Overdrafts	(25.0)	(9.6)	–	2.1	**(32.5)**
Cash	74.9	235.8	0.4	(0.9)	**310.2**
Debt due after more than one year	(920.5)	(198.9)	–	61.4	**(1,058.0)**
Debt due within one year	(12.8)	9.8	(0.4)	0.1	**(3.3)**
Finance leases	(2.2)	2.1	–	–	**(0.1)**
Financing*	(935.5)	(187.0)	(0.4)	61.5	**(1,061.4)**
Investments: liquid funds	0.5	1.3	–	–	**1.8**
Cash deposits	0.3	0.4	–	–	**0.7**
Liquid resources	0.8	1.7	–	–	**2.5**
Total	(859.8)	50.5	–	60.6	**(748.7)**

* Cash flow on financing of £(187.0)m is split between new loans of £398.5m, loans repaid of £209.4m and the capital element of finance leases repaid of £2.1m.

	At 1 April 2002 £m	Cash flow £m	Acquisitions/ disposals £m	Exchange movement £m	At 31 March 2003 £m
Cash at bank and in hand	84.4	13.8	–	1.7	99.9
Overdrafts	(40.7)	15.8	–	(0.1)	(25.0)
Cash	43.7	29.6	–	1.6	74.9
Debt due after more than one year	(371.3)	(558.4)	–	9.2	(920.5)
Debt due within one year	(729.5)	712.4	(4.3)	8.6	(12.8)
Finance leases	(2.8)	0.9	–	(0.3)	(2.2)
Financing*	(1,103.6)	154.9	(4.3)	17.5	(935.5)
Investments: liquid funds	0.7	(0.2)	–	–	0.5
Cash deposits	1.3	(0.9)	–	(0.1)	0.3
Liquid resources	2.0	(1.1)	–	(0.1)	0.8
Total	(1,057.9)	183.4	(4.3)	19.0	(859.8)

* Cash flow on financing of £154.9m is split between new loans of £(603.5)m, loans repaid of £757.5m and the capital element of finance leases repaid of £0.9m.

Cash: Cash in hand and deposits repayable on demand if available within 24 hours without penalty, including overdrafts.
Liquid resources: Investments and deposits, other than those included as cash, which are readily convertible into known amounts of cash.
Financing: Borrowings, less overdrafts which have been treated as cash.

Accounting policies

Basis of preparation
The consolidated financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards. The results for the years ended 31 March 2004 and 31 March 2003 represent continuing operations except the joint venture (HMV Group plc – discontinued).

Basis of consolidation
The consolidated financial statements comprise the accounts of the Company and its subsidiaries. The results of all subsidiaries are taken from their accounts made up to 31 March or such earlier date (not prior to 31 December) which represents their financial period end, as adjusted for material items that have occurred in the intervening period. The results of subsidiaries, joint ventures and associated undertakings disposed of or acquired during the year are included up to, or from, the date that control passes.

Changes in financial reporting standards
Transitional arrangements for FRS17 – *Retirement Benefits* continue to be adopted by the Group with effect from 31 March 2002 (see Note 27).

During the year the Accounting Standards Board issued UITF38 – *Accounting for ESOP Trusts* and UITF17 (Revised) – *Employee Share Schemes*. Both were early adopted by the Group with effect from 1 April 2003 and the comparatives for the year ended 31 March 2003 have been restated where appropriate (see Note 23).

Foreign currencies
Transactions denominated in foreign currencies are recorded at the rates of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into Sterling either at year-end rates or, where there are related forward foreign exchange contracts, at contract rates. The resulting exchange differences are dealt with in the determination of profit for the financial year.

On consolidation, average exchange rates have been used to translate the results of overseas subsidiaries, joint ventures and associated undertakings. The assets and liabilities of overseas subsidiaries and associated undertakings are translated into Sterling at year-end rates.

Exchange differences arising from the retranslation at year-end exchange rates of:
(i) the opening net investment in overseas subsidiaries, joint ventures and associated undertakings and foreign currency borrowings in so far as they are matched by those overseas investments; and
(ii) the results of overseas subsidiaries, joint ventures and associated undertakings,
are dealt with in Group reserves.

Turnover
Turnover represents the invoiced value or contracted amount of goods and services supplied by the Company and its subsidiaries. Turnover excludes value added tax and similar sales-related taxes.

Pension costs
Pension costs, which are determined in accordance with SSAP24 – *Accounting for Pension Costs* are charged to the profit and loss account so as to spread the cost of pensions over the working lives of the employees within the Group. Valuation surpluses or deficits are amortised over the expected remaining working life within the Group of the relevant employees (estimated to be eight years in respect of the UK). The amortisation of valuation surpluses is restricted to an amount equal to the regular pension cost. Accordingly, employer expense in respect of the main scheme, which covers employees in the UK, has been taken as £nil for each of the two years ended 31 March 2004.

Joint ventures and associated undertakings
Where the Group has an investment in an entity which is sufficient to give the Group a participating interest, and over which it is in a position to exercise significant influence, the entity is treated as an associated undertaking and is accounted for using the equity method. Entities in which the Group holds an interest on a long-term basis and which are jointly controlled by the Group and one or more other parties under a contractual arrangement, are treated as joint ventures and are accounted for using the gross equity method.

The results of joint ventures and associated undertakings are taken from their accounts made up to 31 March or such earlier date (not prior to 31 December) which represents their financial period end, as adjusted for material items that have occurred in the intervening period.

Goodwill and other intangibles
Goodwill and recorded catalogue intangibles arising on acquisitions made after 31 March 1998 are capitalised and amortised over their expected useful life, principally restricted to 20 years, in accordance with FRS10 – *Goodwill and Intangible Assets*. They are reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill arising on acquisitions made before 31 March 1998 has been charged directly against shareholders' funds in the year of acquisition and is included within the profit and loss reserve, yet separately identified within the reserves note. This goodwill will remain in reserves until, on the disposal or closure of any business, the profit and loss account includes a charge in respect of the goodwill previously written off against shareholders' funds on the acquisition of the business.

Music copyrights
Music copyrights purchased prior to 1 April 1989 were written off against shareholders' funds on acquisition. Copyrights acquired as a result of acquisitions on or after 1 April 1989 are capitalised as intangible assets in the Group balance sheet, and are amortised by equal annual amounts over not more than 20 years, other than in exceptional circumstances when sufficient ongoing impairment tests can be performed to support a useful economic life of over 20 years. Where a useful economic life of up to 20 years has been adopted, copyrights are reviewed for impairment at the end of the first full financial year following acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Advances to artists
Advances to artists and repertoire owners are assessed and the value of the unrecouped portion to be included in debtors is determined by the prospects of future recoupment, based on past sales performance, current popularity and projected sales.

Leased assets
Assets held under finance leases are included as tangible fixed assets at their estimated purchase cost and depreciated over their expected useful lives, or over the primary lease period, whichever is shorter. The obligations relating to finance leases (net of finance charges allocated to future periods) are included under borrowings due within or after one year, as appropriate. Operating lease rentals are charged to the profit and loss account on a straight-line basis over the lease term.

Depreciation of tangible fixed assets
Depreciation of tangible fixed assets is calculated on cost at rates estimated to write off the cost, less the estimated residual value of the relevant assets, by equal annual amounts over their expected useful lives; effect is given, where necessary, to commercial and technical obsolescence.

The annual rates used are:

Freehold buildings and long-term leasehold property	2%
Short-term leasehold property	Period of lease
Plant, equipment and vehicles	10 – 33 1/3 %

The carrying values of tangible fixed assets are reviewed for impairment in periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Stocks
Stocks and work in progress are stated at the lower of cost and net realisable value, less progress payments on uncompleted contracts and provisions for expected losses. Cost includes manufacturing overheads where appropriate.

Taxation
The Company has undertaken to discharge the liability to corporation tax of the majority of its wholly owned UK subsidiaries. Their UK tax liabilities are therefore dealt with in the accounts of the Company.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events have occurred at that date that will result in an obligation to pay more tax, or right to pay less, or to receive more, tax, with the following exceptions:

- Provision is made for tax on gains arising from the revaluation (and similar fair value adjustments) of fixed assets, or gains on disposal of fixed assets, only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets.
- Provision is made for gains which have been rolled over into replacement assets only to the extent that, at the balance sheet date, there is a commitment to dispose of the replacement assets.
- Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries, associates and joint ventures only to the extent that, at the balance sheet date, dividends have been accrued as receivable.
- Deferred tax assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be suitable taxable profits from which the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Financial instruments
Any premium or discount associated with the purchase of interest rate instruments is amortised over the life of the transaction. Interest receipts and payments are accrued to match the net income or cost with the related finance expense. No amounts are recognised in respect of future periods.

Directly attributable issue costs have been reported as a reduction in the proceeds of the relevant capital instruments and are amortised over the life of the instrument.

New media holdings
Holdings in new media companies that arise as a consequence of licensing, distribution and other similar deals with such companies, are carried at cost. Income from these holdings, net of costs, is only recognised when received as cash and is treated as other operating income. The costs relating to these investments are held within debtors until they are recognised with the related income.

1. Segmental analyses

	Turnover £m (2004)	Operating profit (loss) £m (2004)	Operating assets £m (2004)	2004 Average employees No.	Turnover £m (2003)	Operating profit (loss) Restated £m (2003)	Operating assets Restated £m (2003)	2003 Average employees No.
By class of business:								
Recorded Music	**1,722.8**	**147.4**	**(45.7)**	**7,373**	1,774.2	151.1	180.6	7,439
Music Publishing	**397.9**	**101.9**	**343.7**	**623**	401.2	103.6	401.9	649
Group	**2,120.7**	**249.3**	**298.0**	**7,996**	2,175.4	254.7	582.5	8,088
Operating exceptional items and amortisation*								
Recorded Music		**(132.7)**				(21.1)		
Music Publishing		**(56.5)**				(42.7)		
Group operating profit		**60.1**				190.9		
By origin:								
United Kingdom	**308.6**	**53.6**	**17.8**	**1,199**	330.9	69.2	79.0	1,162
Rest of Europe	**651.1**	**62.0**	**(52.3)**	**2,338**	660.5	88.8	2.8	2,510
Latin America	**44.6**	**(1.8)**	**(0.6)**	**324**	51.0	(2.5)	7.1	324
North America	**671.9**	**99.2**	**256.8**	**2,464**	706.1	68.6	374.0	2,573
Asia Pacific	**423.6**	**32.5**	**76.7**	**1,403**	409.9	27.7	113.7	1,382
Other	**20.9**	**3.8**	**(0.4)**	**268**	17.0	2.9	5.9	137
Group	**2,120.7**	**249.3**	**298.0**	**7,996**	2,175.4	254.7	582.5	8,088
By destination:								
United Kingdom	**304.4**				316.8			
Rest of Europe	**649.2**				675.3			
Latin America	**21.5**				46.3			
North America	**678.9**				707.4			
Asia Pacific	**422.1**				406.7			
Other	**44.6**				22.9			
Group	**2,120.7**				2,175.4			

* Comprises operating exceptional items of £(138.3)m (2003: £(21.1)m) and amortisation of goodwill and music copyrights of £(50.9)m (2003: £(42.7)m). The split of operating exceptional items and amortisation of goodwill and music copyrights is as follows:

By origin:	**2004 £m**	2003 Restated £m
United Kingdom	**(38.9)**	(15.7)
Rest of Europe	**(58.0)**	(10.9)
Latin America	**(1.1)**	–
North America	**(62.3)**	(37.2)
Asia Pacific	**(25.1)**	0.3
Other	**(3.8)**	(0.3)
Group	**(189.2)**	(63.8)

The reconciliation of operating assets to net liabilities is as follows:

	Notes	**2004 £m**	2003 Restated £m
Operating assets		**298.0**	582.5
Tax, dividends and net interest payable		**(265.7)**	(290.2)
Capital employed		**32.3**	292.3
Net borrowings	16	**(748.7)**	(859.8)
Net liabilities		**(716.4)**	(567.5)

2. Group operating profit (loss)

	2004 £m	2003 Restated £m
An analysis of costs (income) is as follows:		
Cost of sales	**1,404.7**	1,376.7
Cost of sales is analysed as:		
– normal	**1,286.0**	1,331.2
– exceptional items and music copyright amortisation	**118.7**	45.5
Net operating expenses:		
Distribution costs	**92.0**	98.7
Administration expenses	**583.5**	544.0
Other operating income, net*	**(19.6)**	(34.9)
	655.9	607.8
Net operating expenses are analysed as:		
– normal	**585.4**	589.5
– exceptional items and goodwill amortisation	**70.5**	18.3

* Other operating income principally comprises the Group's share of income from joint marketing arrangements, income from disposal of investments entered into to support distribution, manufacturing and product supply arrangements, net patent income and income from new media investments.

	2004 £m	2003 £m
Operating profit (loss) is stated after charging:		
Amortisation of music copyrights	**46.9**	39.0
Amortisation of goodwill	**4.0**	3.7
Depreciation of tangible fixed assets	**35.0**	43.0
Operating lease rentals:		
Property	**26.4**	23.6
Plant, equipment and vehicles	**4.2**	3.4
Research and development expenditure	**0.1**	0.1

3. Fees to auditors

	2004 £m	2003 £m
Audit fees paid to Ernst & Young LLP	**2.3**	2.2
Audit fees paid to other firms	**0.1**	0.1
Other fees paid to Ernst & Young LLP*:		
UK	**0.9**	0.6
Non-UK	**0.5**	0.8
Total	**3.8**	3.7

* Other fees include £0.5m (2003: £0.8m) paid to Ernst & Young LLP for tax compliance and planning services, and £0.9m (2003: £0.6m) for regulatory and other assurance.

4. Directors' and employees' costs

	2004 £m	2003 £m
Aggregate emoluments paid to Directors	**7.4**	6.8
Wages and salaries	**324.2**	324.7
Social security costs	**49.1**	46.1
Other pension costs (see Note 27)	**12.8**	12.8
Total	**393.5**	390.4

Details of each Director's remuneration, compensation for loss of office, pension entitlements, long-term incentive scheme interests and share options are included in the Remuneration Report.

5. Finance charges

	£m	2004 £m	£m	2003 £m
Interest payable on:				
Bank overdrafts and loans	**72.3**		61.8	
Other	**17.3**		18.6	
		89.6		80.4
Interest receivable on:				
Bank balances	**(2.0)**		(2.3)	
Other	**(1.7)**		(2.0)	
		(3.7)		(4.3)
Group finance charges (including associated undertakings)*		**85.9**		76.1
Joint venture finance charges (HMV Group plc – discontinued)		**–**		1.2
Exceptional refinancing costs		**10.2**		–
Total		**96.1**		77.3

* Finance charges for associated undertakings are £nil (2003: £nil).

The Group holds various financial instruments in order to manage interest rate risk. Details of those financial instruments held at the year end are given in Note 17 (viii).

The Group has reported issue costs directly attributable to new debt instruments in the year as a reduction from the proceeds, as required by FRS4 – *Capital Instruments*. £10.2m has been charged against profit in respect of programme costs not directly attributable to new instruments.

6. Taxation

	2004 £m	2003 Restated £m
(i) Analysis of tax charge in year		
Current tax:		
UK corporation tax	**5.3**	37.7
Double taxation relief	**(5.3)**	(4.9)
	–	32.8
Withholding tax	**9.5**	8.5
Other foreign tax	**17.4**	49.4
Adjustments in respect of prior periods	**(2.8)**	(11.5)
Joint venture (HMV Group plc - discontinued)	**–**	(0.3)
Total current tax	**24.1**	78.9
Deferred tax:		
Origination and reversal of timing differences	**(4.5)**	4.2
Others:		
Associated undertakings	**0.1**	0.1
Tax on profit on ordinary activities	**19.7**	83.2
(ii) Factors affecting current tax charge for year		
(Loss) profit on ordinary activities before tax	**(52.8)**	323.8
Tax at weighted average rate	**(20.4)**	118.1
Effects of:		
Expenses not deductible for tax purposes	**60.3**	4.1
Timing differences	**(2.5)**	(3.9)
Utilisation of tax losses and other credits	**(59.2)**	(49.8)
Origination of tax losses	**39.2**	6.8
Withholding tax and other	**6.7**	3.6
Total current tax	**24.1**	78.9

The weighted average tax rate is calculated by applying statutory tax rates to actual taxable profits and losses in the countries of operation.

The prior-year UK corporation tax charge included the attributable taxation charge relating to non-operating exceptional items falling within the UK tax jurisdiction.

(iii) Factors that may affect future tax charges

No provision has been made for deferred tax where potentially taxable gains have been rolled over into replacement assets, except where there is a commitment to dispose of these assets. Such gains would only become taxable if the assets were sold without it being possible to claim roll-over relief or offset existing capital losses. The Group does not expect any such tax to become payable in the foreseeable future.

No deferred tax has been recognised in respect of tax on gains arising from the revaluation of fixed assets, as the Group is not committed to the disposal of these assets. No deferred tax has been recognised in respect of the earnings of overseas subsidiaries as no dividends have been accrued.

Deferred tax assets which have not been recognised are tax losses and credits with a value of £107.0m, depreciation in advance of capital allowances with a value of £4.2m, and other timing differences with a value of £38.4m, as there is insufficient certainty as to the availability of future taxable profits.

7. Dividends (equity)

	2004 Per share	2003 Per share	2004 £m	2003 £m
Ordinary dividends (net):				
Interim	**2.0p**	2.0p	**15.8**	15.8
Adjustment to 2004 and 2003 interim	**–**	–	**(0.1)**	–
Proposed final	**6.0p**	6.0p	**47.1**	47.2
Adjustment to 2003 and 2002 final	**–**	–	**(0.3)**	(0.2)
Total	**8.0p**	8.0p	**62.5**	62.8

Subject to the approval of shareholders, the final dividend of 6.0p per share will be paid on 1 October 2004 to shareholders on the register at the close of business on 3 September 2004.

8. Exceptional items

(i) Operating exceptional items

	2004 £m	2003 Restated £m
Impact of destocking in Japan, including amended return terms	**(16.7)**	–
Restructuring and reorganisation costs:		
Music Publishing: headcount reduction and system write-offs	**(6.6)**	–
Recorded Music: headcount and roster reduction and other*	**(84.5)**	(6.0)
Asset impairment and other**	**(22.6)**	(21.1)
Release of overprovision for reorganisation costs charged in prior year	**–**	6.0
Proposed acquisition of Warner Music – deal costs	**(7.9)**	–
Total	**(138.3)**	(21.1)

* Including costs of headcount reduction (£51.7m), roster reduction (£20.6m), vacant-property provisions and asset write-downs (£3.5m), distribution changes and integration costs (£4.6m) and other (£4.1m).
** Including write-downs of music copyrights (£4.5m) and goodwill (£18.1m) (2003: write-downs of music copyrights (£6.5m), goodwill (£12.1m) and current asset investments (£2.5m)).

The attributable taxation credit relating to operating exceptional items is £14.4m (2003: £nil).

Assets have been written down to their net realisable value or to a value in use based on a discounted cash flow projection. Discount rates of 6% to 14% have been applied in the impairment reviews completed during the year. The discount rates are appropriate to the divisions and the assets being valued.

The share of the operating exceptional items attributable to minority interests is £7.2m (2003: £0.8m).

(ii) Non-operating exceptional items

	2004 £m	2003 £m
Losses on sale and closure of manufacturing business*	**(45.5)**	–
Net gain on sale of fixed assets and investments**	**24.0**	19.7
Profit on sale of HMV Group plc, including goodwill of £262.5m***	**5.0**	215.2
Loss on sale of subsidiary undertaking, including goodwill of £8.4m	**–**	(25.2)
Total	**(16.5)**	209.7

* Including costs of redundancies (£11.8m), losses on sale or decommissioning of fixed assets (£12.1m), losses on sale of stocks (£12.0m) and integration costs (£9.6m).
** Comprises gains (losses) on sale of properties (2003: including a provision for loss on disposal of £(1.8)m and a gain on sale of Viva Media AG of £28.0m).
*** In 2004 comprises the release of a provision to cover EMI Group plc's pension liability no longer required.

The attributable taxation charge relating to non-operating exceptional items is £1.6m (2003: £38.4m).

(iii) Finance exceptional charge

	2004 £m	2003 £m
Costs incurred as part of the Group's refinancing programme (see Note 5)	**(10.2)**	–
Total	**(10.2)**	–

9. Earnings per Ordinary Share (EPS)

	2004	2003 Restated
Earnings per Ordinary Share is calculated as follows:		
Earnings	**£(71.6)m**	£234.2m
Adjusted earnings	**£124.3m**	£122.7m
Basic		
Weighted average number of Ordinary Shares in issue	**784.4m**	784.0m
Diluted		
Adjusted weighted average number of Ordinary Shares	**826.5m**	784.4m

The adjusted weighted average number of Ordinary Shares used in the diluted earnings per share calculations, 826.5m (2003: 784.4m), is the weighted average number of Ordinary Shares in issue, 784.4m (2003: 784.0m), plus adjustments for dilutive share options, 2.9m (2003: 0.4m), plus adjustments for convertible bond options, 39.2m (2003: nil).

Adjusted earnings are included as they provide a better understanding of the underlying trading performance of the Group on a normalised basis.

Reconciliation of adjusted earnings

	Year ended 31 March 2004		Year ended 31 March 2003	
	£m	**Per share**	Restated £m	Restated Per share
Earnings/basic EPS	**(71.6)**	**(9.1)p**	234.2	29.9p
Adjustments:				
Exceptional items and attributable taxation	**152.2**	**19.3p**	(150.4)	(19.3)p
Amortisation of goodwill and music copyrights	**51.1**	**6.5p**	42.8	5.5p
Minority interest (re music copyright amortisation)	**(0.4)**	**(0.0)p**	(3.9)	(0.5)p
Minority interest (re operating exceptional items and attributable taxation)	**(7.0)**	**(0.9)p**	–	–
Adjusted earnings/adjusted EPS	**124.3**	**15.8p**	122.7	15.6p
Convertible bond	**3.7**	**(0.3)p**	n/a	–
Adjusted earnings/adjusted diluted EPS	**128.0**	**15.5p**	122.7	15.6p

10. Music copyrights

Group

	£m
Cost at 31 March 2003	811.2
Currency retranslation	(97.1)
Additions	5.1
Disposals	(1.2)
Revaluation	65.6
Cost at 31 March 2004	**783.6**
Amortisation at 31 March 2003	360.0
Currency retranslation	(42.6)
Charge for year	46.9
Disposals	(0.8)
Write-down of music copyrights	4.5
Revaluation	(33.1)
Amortisation at 31 March 2004	**334.9**
Net book values at 31 March 2004	**448.7**
31 March 2003	451.2

As per Note 13, the Group is considered to have acquired the remaining 50% of Jobete Music Co., Inc. on 10 April 2003. As a result, the Jobete music copyright asset was revalued to fair value at that date and the brought-forward amortisation was reversed, as required by FRS2 - *Accounting for Subsidiary Undertakings*. The amortisation charge for the year is based on the fair value.

11. Goodwill (capitalised)

Group

	£m
Cost at 31 March 2003	76.3
Currency retranslation	(4.5)
Acquisition of businesses	6.1
Adjustments to fair value of consideration	(6.1)
Cost at 31 March 2004	**71.8**
Amortisation at 31 March 2003	20.1
Currency retranslation	(2.2)
Write-down of goodwill (see Note 8 (i))	18.1
Charge for year	4.0
Amortisation at 31 March 2004	**40.0**
Net book values at 31 March 2004	**31.8**
31 March 2003	56.2

12. Tangible fixed assets

Group

	Freehold property £m	Leasehold property £m	Plant, equipment and vehicles £m	Total £m
Cost at 31 March 2003	208.5	68.6	336.2	613.3
Currency retranslation and reclassification	(6.7)	(6.1)	(23.7)	(36.5)
Acquisition of businesses	–	–	0.1	0.1
Disposal of manufacturing businesses (see Note 8(ii))	(8.5)	–	(93.6)	(102.1)
Additions	11.5	11.0	28.8	51.3
Disposals	(50.0)	(11.4)	(170.2)	(100.6)
Downward revaluation of revalued property	(21.9)	–	–	(21.9)
Cost at 31 March 2004	**132.9**	**62.1**	**208.6**	**403.6**
Depreciation at 31 March 2003	42.0	22.3	259.6	323.9
Currency retranslation and reclassification	(3.0)	(2.2)	(16.1)	(21.3)
Disposal of manufacturing businesses (see Note 8(ii))	(7.9)	–	(81.0)	(88.9)
Charge for year	3.6	4.1	27.3	35.0
Disposals	(5.1)	(8.1)	(35.8)	(49.0)
Write-down of tangible fixed assets (see Notes 8(i) and 8(ii))	–	–	1.2	1.2
Depreciation at 31 March 2004	**29.6**	**16.1**	**155.2**	**200.9**
Net book values at 31 March 2004	**103.3**	**46.0**	**53.4**	**202.7**
31 March 2003	166.5	46.3	76.6	289.4

Freehold property includes land having a cost of £52.9m (2003: £89.1m) which is not depreciated. The depreciation charge for the year includes depreciation of assets held under finance leases of £nil (2003: £nil).

Group

	2004 £m	2003 £m
The net book values shown above include the following:		
Long-term leasehold property	4.2	5.9
Short-term leasehold property	41.8	40.4
Finance lease assets	0.1	3.0
Assets in the course of construction	3.5	19.5

Company

	Freehold property £m	Leasehold property £m	Plant, equipment and vehicles £m	Total £m
Cost at 31 March 2003	8.5	17.4	15.7	41.6
Additions	0.1	7.7	1.3	9.1
Disposals and transfers	0.2	(0.2)	(2.1)	(2.1)
Cost at 31 March 2004	**8.8**	**24.9**	**14.9**	**48.6**
Depreciation at 31 March 2003	1.9	1.7	12.4	16.0
Charge for year	0.2	1.9	0.9	3.0
Disposals and transfers	(0.1)	0.1	(2.1)	(2.1)
Depreciation at 31 March 2004	**2.0**	**3.7**	**11.2**	**16.9**
Net book values at 31 March 2004	6.8	21.2	3.7	31.7
31 March 2003	6.8	15.7	3.3	25.6

13. Fixed asset investments

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Investments comprise:				
Subsidiary undertakings	–	–	2,210.9	2,152.7
Associated undertakings	5.4	6.7	0.6	0.6
Other fixed asset investments	13.9	15.5	0.2	0.2
Total	**19.3**	**22.2**	**2,211.7**	**2,153.5**
Listed investments	–	–	–	–
Unlisted investments	19.3	22.2	2,211.7	2,153.5
	19.3	22.2	2,211.7	2,153.5

The market value of listed investments at 31 March 2004 was £nil (2003: £nil).

(i) Investments in subsidiary undertakings

Company

	Cost of shares £m	Loans £m	Provisions £m	Net book value £m
At 31 March 2003	2,027.0	246.2	(120.5)	2,152.7
Additions	–	60.8	–	60.8
Disposals, transfers and other movements	–	(2.6)	–	(2.6)
At 31 March 2004	**2,027.0**	**304.4**	**(120.5)**	**2,210.9**

The subsidiary undertakings set out below are those which were part of the Group at 31 March 2004 and in the opinion of the Directors significantly affected the Group's results and net assets during the year. Except where otherwise stated, the country of incorporation is England, the operations are within the United Kingdom, the shares are in equity share capital and the businesses are wholly owned.

Recorded Music and Music Publishing
Capitol-EMI Music, Inc. (USA)
Capitol Records, Inc. (USA)
Chrysalis Records Ltd
EMI Music Germany GmbH & Co.KG
EMI Music Australia Pty Ltd (Australia)
EMI Music France S.A. (France)
EMI Music Italy SpA (Italy)
EMI Music Publishing Ltd
EMI Records Ltd
Jobete Music Co., Inc. (USA)
Priority Records, LLC (USA)
Toshiba-EMI Ltd (Japan) (55% owned)
Virgin Records America, Inc. (USA)
Virgin Records Ltd

Corporate
EMI Group Finance plc*
EMI Group Finance (Jersey) Ltd*
EMI Group Holdings (UK) Ltd
EMI Group International Holdings Ltd
EMI Entertainment World, Inc. (USA)
EMI Group North America Holdings, Inc. (USA)
EMI Group North America, Inc. (USA)
EMI Group Worldwide Ltd
Virgin Music Group Ltd*

* Held directly by the Company.

13. Fixed asset investments (continued)

Purchase of businesses

During the year the Group acquired PushSound Ltd (a recorded music business in the People's Republic of China), I/O Music Ltd (a recorded music business in South Korea) and PolyEast Ltd (a recorded music business in the Philippines).

	Book value of assets acquired £m	Adjustments £m	Fair value to the Group £m
Tangible fixed assets	0.1	–	0.1
Debtors	1.3	(2.2)	(0.9)
Creditors	(2.2)	(1.3)	(3.5)
Borrowings	(0.4)	–	(0.4)
Net assets acquired (before cash)	**(1.2)**	**(3.5)**	**(4.7)**
Goodwill capitalised			6.1
Net cash consideration			**1.4**
Cash consideration			1.8
Net cash acquired			(0.4)
Net cash consideration			**1.4**

The adjustments to book value of £(3.5)m were made to bring the valuation of the assets acquired in line with the Group's accounting policies. Adjustments to fair value recognised in prior periods totalling £(6.1)m were made in the year.

All acquisitions have been accounted for using the acquisition method.

The Group is considered to have acquired the 50% of Jobete Music Co., Inc. which it did not previously own on 10 April 2003.The consideration was payable in two tranches, US$109.3m on 10 April 2003 and US$78.3m on 1 April 2004. It had acquired an initial 50% of Jobete Music Co., Inc. in 1997. Jobete Music Co., Inc. owns the Jobete song catalogue, one of the world's premier music publishing catalogues containing the classic standards of the Motown era.

In addition to the above cash and deferred consideration elements, the overall impact of the Jobete transaction was to increase music copyrights by £98.7m, to eliminate the minority interest of £59.1m and to create a revaluation reserve of £42.6m.

The net cash consideration for the first tranche paid in April 2003 was £71.9m, resulting in a total net cash consideration for acquisition of businesses of £73.3m in the year.

(ii) Associated undertakings

Group

	Net equity investment £m	Goodwill written off £m	Share of net assets £m	Capitalised goodwill £m	Loans £m	Net book value £m
At 31 March 2003	46.8	(43.4)	3.4	2.7	0.6	6.7
Currency retranslation	(0.1)	–	(0.1)	(0.3)	(0.1)	(0.5)
Additions* and new loans	(0.1)	–	(0.1)	–	–	(0.1)
Net (losses) after tax	(0.2)	–	(0.2)	(0.2)	–	(0.4)
Disposals, provisions and loans repaid	(0.3)	–	(0.3)	–	–	(0.3)
At 31 March 2004	**46.1**	**(43.4)**	**2.7**	**2.2**	**0.5**	**5.4**

* Total consideration on purchase of associated undertakings comprises costs and loans totalling £0.1m (2003: £0.4m).

Company

	Cost of shares £m	Provisions £m	Net book value £m
At 31 March 2003	0.7	(0.1)	0.6
At 31 March 2004	**0.7**	**(0.1)**	**0.6**

The Company holds investments at cost, less provisions for diminution in value.

(iii) Other fixed asset investments

	Cost of shares £m	Provisions £m	**Group** Net book value £m	Cost of shares £m	Provisions £m	**Company** Net book value £m
At 31 March 2003	21.8	(6.3)	15.5	2.5	(2.3)	0.2
Currency retranslation	(1.0)	0.4	(0.6)	–	–	–
Disposals and reclassifications	(1.0)	–	(1.0)	–	–	–
At 31 March 2004	**19.8**	**(5.9)**	**13.9**	**2.5**	**(2.3)**	**0.2**

14. Stocks

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Raw materials and consumables	**1.8**	15.2	**–**	–
Work in progress	**1.7**	2.5	**–**	–
Finished goods	**24.6**	18.7	**–**	–
Total	**28.1**	36.4	**–**	–

15. Debtors

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Due within one year:				
Trade debtors	**345.3**	434.8	**0.9**	1.3
Amounts owed by subsidiary undertakings	**–**	–	**2,422.3**	2,136.9
Amounts owed by associated undertakings	**0.8**	0.6	**–**	–
Corporate taxation recoverable	**13.4**	17.3	**–**	–
Other debtors	**72.9**	63.7	**9.3**	2.3
Prepayments and accrued income	**271.0**	300.3	**0.3**	0.5
Deferred tax	**19.2**	14.6	**–**	–
	722.6	831.3	**2,432.8**	2,141.0
Due after more than one year:				
Other debtors	**7.8**	6.0	**0.4**	1.5
Prepayments and accrued income	**80.5**	132.6	**–**	–
	88.3	138.6	**0.4**	1.5
Total	**810.9**	969.9	**2,433.2**	2,142.5

Other debtors due within one year includes £1.6m (2003: £1.8m) book value of listed investments with a market value of £2.1m (2003: £2.5m).

16. Borrowings

	Due date	Issue date	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Long-term borrowings						
US$500m 8.375% Guaranteed Notes	August 2009	August 1999	**269.6**	315.4	**–**	–
£325m 8.25% Sterling Bonds	May 2008	May 2002	**321.3**	322.8	**321.3**	322.8
US$123.8m 6.96% Senior Notes	August 2007	August 2002	**67.3**	113.9	**–**	–
US$243.3m 5.25% Guaranteed Convertible Bonds*	October 2010	October 2003	**126.0**	–	**–**	–
€425m 8.625% Senior Notes	October 2013	October 2003	**274.8**	–	**274.8**	–
Drawings under long-term committed facilities **			**(2.9)**	166.8	**(2.9)**	–
Term loan	December 2005		**3.0**	3.5	**–**	–
Finance leases			**0.1**	1.5	**–**	–
Less: repayable within one year			**(1.1)**	(1.9)	**–**	–
Total long-term borrowings			**1,058.1**	922.0	**593.2**	322.8
Short-term borrowings						
Loans and overdrafts			**34.7**	35.9	**–**	–
Finance leases			**–**	0.7	**–**	–
Short-term element of long-term loans			**1.1**	1.9	**–**	–
Total short-term borrowings			**35.8**	38.5	**–**	–
Total borrowings			**1,093.9**	960.5	**593.2**	322.8
Liquid funds:						
Investments: *liquid funds*			**(1.8)**	(0.5)	**–**	–
Cash at bank and in hand and cash deposits			**(343.4)**	(100.2)	**(5.0)**	(0.6)
Net borrowings			**748.7**	859.8	**588.2**	322.2

* These will be convertible into fully-paid Preference Shares of the issuer which will be exchangeable immediately upon issue for fully-paid Ordinary Shares in EMI Group plc. On conversion each US$ principal amount is converted into one Preference Share of a paid-up value of US$1,000. The Preference Share will, in turn, be immediately exchangeable for Ordinary Shares in EMI Group plc. The number of Ordinary Shares for which a Preference Share may be exchanged will be determined by dividing the paid-up value of the Preference Share, translated into Sterling at a fixed rate of US$1.5957, by the exchange price initially set at 193.38p per Ordinary Share. Conversion by the holder at 193.38p per Ordinary Share may occur after 11 November 2003 until 7 days prior to the final redemption date. Conversion by the issuer, after 16 October 2007, of all but not part, may occur if the average price per Ordinary Share on at least 20 dealing days in any period of 30 consecutive dealing days has been 130p; or at any time if 85% or more of the aggregate principal amount has been previously purchased, redeemed or cancelled. Redemption by the issuer, after 16 October 2007, may occur if the same conditions which apply to conversion by the issuer are met. Final redemption is on 2 October 2010 at 100% of principal and accrued interest.

** Issue costs relating to syndicated revolving credit facility in 2004.

On 2 and 3 October 2003 the Group completed a major restructuring of its borrowings. Five separate but related transactions were completed:
(a) the issue of €425m 8.625% Senior Notes due 2013;
(b) the issue of US$243.3m Guaranteed Convertible Bonds due 2010, unless previously redeemed, converted or purchased and cancelled;
(c) the cancellation of the existing revolving credit bank facilities due 2005;
(d) the finalisation of a new £250m revolving credit bank facility due 2007; and
(e) prepayment of US$25m Senior Notes due 2012 and US$31.25m Senior Notes due 2009.

Long-term borrowings include £nil (2003: £166.8m) of borrowings repayable within one year, which are drawings under long-term committed facilities and, therefore, have been classified as such. Long-term borrowings are stated after deduction of issue costs which are capitalised and amortised over the term of the borrowing. Issue costs are defined as incremental costs that are incurred directly in connection with the issue of a capital instrument and include arrangement and underwriting fees.

Under their banking arrangements, overdraft and cash balances of the Company and of certain subsidiaries are pooled or offset and cross-guaranteed. Such pooling and offsets are reflected in the Group balance sheet as appropriate.

The Group has cash balances of £210.0m held with banks within the UK and £135.2m held with banks outside, but freely transferable to, the UK.

Maturity analysis of long-term borrowings

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Amounts falling due after more than one year are repayable as follows:				
Between one and two years	**2.0**	169.1	**–**	–
Between two and five years	**385.7**	59.6	**–**	–
After five years:				
By instalments	**–**	39.3	**–**	–
Other	**670.4**	654.0	**593.2**	–
Total	**1,058.1**	922.0	**593.2**	–

The amount of debt, any of which falls due for payment after more than five years, is £670.4m (2003: £693.3m).

17. Derivatives and other financial instruments

The Group has excluded all short-term debtors and creditors from the following disclosures, other than currency exposures.

(i) Interest rate risk profile of the financial liabilities of the Group

Currency	**At 31 March 2004** Total* £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m	At 31 March 2003 Total* £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Financial liabilities on which no interest is paid £m
Sterling	**319.8**	**(1.7)****	**321.3**	**0.2**	363.3	0.9	322.8	39.6
US Dollar	**481.0**	**277.8**	**193.3**	**9.9**	461.8	14.4	429.3	18.1
Yen	**19.6**	**17.3**	**–**	**2.3#**	96.9	1.1	93.3	2.5#
Euro	**276.8**	**276.8**	**–**	**–**	76.1	76.1	–	–
Other	**9.6**	**9.1**	**–**	**0.5**	22.7	22.6	–	0.1
Total	**1,106.8**	**597.3**	**514.6**	**12.9**	1,020.8	115.1	845.4	60.3

* Excludes short-term creditors as permitted by FRS13.
** Includes issue costs of syndicated loan facility of £2.9m.
# Represents deposits from retailers. The deposits are repayable when trading ceases and therefore there is no fixed term to maturity.

Currency	**At 31 March 2004** Fixed rate financial liabilities: Weighted average interest rate %	Fixed rate financial liabilities: Weighted average period for which rate is fixed Years	Financial liabilities on which no interest is paid: Weighted average period until maturity Years	At 31 March 2003 Fixed rate financial liabilities: Weighted average interest rate %	Fixed rate financial liabilities: Weighted average period for which rate is fixed Years	Financial liabilities on which no interest is paid: Weighted average period until maturity Years
Sterling	**9.8**	**4.2**	**–**	9.7	5.2	2.4
US Dollar	**6.4**	**4.8**	**–**	8.4	5.8	4.9
Yen	**–**	**–**	**n/a***	0.3	1.0	n/a*
Euro	**–**	**–**	**–**	–	–	–

* Represents deposits from retailers. The deposits are repayable when trading ceases and therefore there is no fixed term to maturity.

Floating rate financial liabilities comprise bank borrowings. All floating rate financial liabilities bear interest at rates fixed by reference to the applicable bank reference rate in the relevant country for periods ranging from overnight to six months.

The figures shown in the tables above take into account various interest rate and currency swaps used to manage interest rate risk and the currency profile of financial liabilities. Further protection from interest rate movements is provided by interest rate caps and collars. See Note 17 (viii) for further details of interest rate collars and swaps held as at 31 March 2004.

(ii) Interest rate risk profile of the financial assets of the Group

Currency	**At 31 March 2004** Total* £m	Floating rate financial assets £m	Fixed rate financial assets £m	Financial assets on which no interest is earned# £m	At 31 March 2003 Total* £m	Floating rate financial assets £m	Fixed rate financial assets £m	Financial assets on which no interest is earned# £m
Sterling	**202.3**	**141.7**	**–**	**60.6**	91.0	20.1	–	70.9
US Dollar	**97.6**	**59.6**	**–**	**38.0**	75.3	12.5	–	62.8
Yen	**43.7**	**38.3**	**–**	**5.4**	41.4	21.0	–	20.4
Euro	**57.4**	**55.0**	**–**	**2.4**	20.0	18.9	–	1.1
Swedish Krona	**2.6**	**2.1**	**–**	**0.5**	3.1	2.3	–	0.8
Danish Krone	**1.1**	**1.0**	**–**	**0.1**	0.8	0.6	–	0.2
Other	**48.2**	**47.5**	**–**	**0.7**	25.8	25.3	–	0.5
Total	**452.9**	**345.2**	**–**	**107.7**	257.4	100.7	–	156.7

* Excludes short-term debtors as permitted by FRS13.
# Financial assets on which no interest is earned represent mainly advances to artists and investments for which no meaningful average fixed period to maturity can be calculated.

Floating rate financial assets comprise cash at bank and deposits. All floating rate financial assets earn interest at rates fixed in advance by reference to the applicable bank reference rate in the relevant country for periods ranging from overnight to six months.

17. Derivatives and other financial instruments (continued)

(iii) Currency exposures

As explained on page 17 in the Financial Review, the Group's objective in managing currency exposures arising from its net investments overseas (its structural currency exposures) is to maintain appropriate levels of borrowings by currency to hedge partially against currency depreciation. Gains and losses arising from these structural currency exposures are recognised in the Statement of Total Recognised Gains and Losses.

The table below shows the Group's currency exposures, being those trading assets and liabilities (or non-structural exposures) that give rise to the net currency gains and losses recognised in the Profit and Loss Account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or functional) currency of the operating unit involved, other than certain non-Sterling borrowings treated as hedges of net investments in overseas operations. These exposures were as follows:

At 31 March 2004

	Net foreign currency monetary assets (liabilities)				
Functional currency of Group operation	Sterling £m	US Dollar £m	Yen £m	Euro £m	Other £m
Sterling	n/a	(6.6)	9.1	8.7	15.1
US Dollar	3.5	n/a	–	(0.4)	(0.4)
Yen	(0.5)	(0.2)	n/a	–	0.2
Euro	9.5	(2.8)	0.1	n/a	1.4
Other	(3.8)	(0.6)	(5.3)	0.2	–
Total	**8.7**	**(10.2)**	**3.7**	**8.5**	**16.3**

At 31 March 2003

	Net foreign currency monetary assets (liabilities)				
Functional currency of Group operation	Sterling £m	US Dollar £m	Yen £m	Euro £m	Other £m
Sterling	n/a	(3.6)	2.3	14.6	6.3
US Dollar	(1.6)	n/a	–	(0.9)	(0.9)
Yen	(0.6)	(0.2)	n/a	–	0.2
Euro	6.3	(1.1)	–	n/a	1.1
Other	(3.8)	0.4	(4.1)	0.1	0.4
Total	0.3	(4.5)	(1.8)	13.8	7.1

(iv) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, other than short-term creditors such as trade creditors and accruals, was as follows:

	2004 £m	2003 £m
In one year or less, or on demand	**35.8**	38.5
In more than one year but not more than two years	**3.6**	193.4
In more than two years but not more than five years	**391.0**	27.3
In more than five years	**676.4**	761.6
Total	**1,106.8**	1,020.8

17. Derivatives and other financial instruments (continued)

(v) Undrawn facilities

The Group has various borrowing facilities available to it. The undrawn committed facilities available at 31 March in respect of which all conditions precedent had been met at that date were as follows:

	2004 £m	2003 £m
Expiring in one year or less	**14.4**	38.2
Expiring in more than one year but not more than two years	**–**	447.7
Expiring in more than two years	**242.8**	–
Total	**257.2**	485.9

(vi) Fair values of financial assets (liabilities)

	2004 Book value £m	**2004 Fair value* £m**	2003 Book value £m	2003 Fair value* £m
Primary financial instruments held or issued to finance the Group's operations:				
Short-term borrowings and current portion of long-term borrowings	**(35.8)**	**(35.8)**	(38.5)	(38.5)
Long-term borrowings	**(1,058.1)**	**(1,270.1)**	(922.0)	(846.5)
Liquid funds	**345.2**	**345.2**	100.7	100.7
Other financial liabilities	**(12.9)**	**(12.9)**	(60.3)	(60.3)
Derivative financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps	**n/a**	**12.6**	n/a	(0.2)
Interest rate caps and collars	**–**	**–**	–	(6.5)
Currency swaps and forward foreign currency contracts	**n/a**	**–**	n/a	–
Financial assets:				
Financial assets – listed investments	**1.6**	**2.1**	1.8	2.5
Financial assets – other	**106.1**	**106.1**	154.9	154.9

* Market rates have been used to determine fair values.

Long-term borrowings include US$500m 8.375% Guaranteed Notes (book value £269.6m) with a fair value of £310.5m and €425m 8.625% Senior Notes (book value £274.8m) with a fair value of £334.0m. The Group holds equivalent US Dollar and Euro nominal value interest rate swaps matching the coupon on both the US$ Notes and Euro Notes, effectively converting the interest basis to floating rate (set in arrears). At 31 March 2004, these swaps had a fair value of £2.8m and £9.8m respectively. Long-term borrowings also include a Sterling Bond issue (book value £321.3m) with a fair value of £348.3m, US$123.8m 6.96% Senior Notes (book value £67.3m) with a fair value of £46.6m and a US$243.3m 5.25% Guaranteed Convertible Bond issue (book value £126.0m) with a fair value of £228.7m. The majority of other borrowings and liquid funds are short-term in nature and book values approximate to fair values. For all other financial assets and liabilities, book values approximate to fair values.

(vii) Management of interest rate risk

As explained in the Financial Review, on page 17, the Group's policy is to manage interest rate risk, using interest rate swaps, caps and collars. Unrecognised gains and losses on instruments used for managing interest rate risk, and the movements therein, are as follows:

	Gains £m	Losses £m	Total net gains (losses) £m
Unrecognised gains and losses on hedges at 1 April 2003	–	(6.7)	(6.7)
Gains and losses arising in previous years that were recognised in 2004	–	(6.7)	(6.7)
Gains and losses arising before 1 April 2003 that were not recognised in 2004	–	–	–
Gains and losses arising in 2004 that were not recognised in 2004	12.6	–	–
Unrecognised gains and losses on hedges at 31 March 2004	12.6	–	–
Of which:			
Gains and losses expected to be recognised in 2005 or later	–	–	–
Gains and losses expected to be recognised in 2006 or later	12.6	–	–
	12.6	–	–

17. Derivatives and other financial instruments (continued)

(viii) Financial instruments

Interest rate agreements

To manage interest rate risk, the Group has entered into certain interest rate, collar and swap agreements which, as at 31 March 2004, were as follows:

	Notional principal	Termination date	Fixed rate
Interest rate swaps:			
Euro–receive fixed rate and pay floating rate (set in arrears)	€425m	October 2013	8.63%
US Dollar–receive fixed rate and pay floating rate (set in arrears)	$500m	August 2009	8.38%

In February 2004, following a routine review of derivative positions, the Group unwound a Yen 17,500m interest rate swap at negligible cost. Under the swap, the Group paid a fixed rate of 0.29% and received a floating rate. The swap had an original maturity in April 2004.

In February 2003, following a routine review of derivative positions in the prevailing market conditions, the Group unwound a US$500m interest swap position. The swap effectively switched the 8.735% fixed coupon on the US$ Guaranteed Notes issued in August 1999 to a floating rate of interest. The Group received a cash payment of US$86.2m (£55.6m) on the unwind, representing the present value of the expected cash savings from the swap as determined by the expected differential between US short-term and long-term interest rates, discounted at the prevailing market rate. At 31 March 2002, this swap position had a fair value of £21.0m. The cash payment was reported on the interest paid line of the Consolidated Cash Flow Statement for the year ended 31 March 2003. The gain from the unwind is being amortised over the remaining life of the Notes, thus locking in the future interest cost benefit to be obtained from the swap. The swap unwind reduces the Group's overall interest rate risk.

Exchange rate agreements

As at 31 March 2004, the Group had no currency swaps or forward foreign currency contracts outstanding.

18. Other creditors: amounts falling due within one year

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Trade creditors	**196.7**	186.7	**–**	4.0
Royalties and fees payable	**612.6**	665.1	**–**	–
Amounts owed to subsidiary undertakings	**–**	–	**4.7**	4.4
Amounts owed to associated undertakings	**0.6**	0.6	**0.6**	0.6
Corporate taxation	**159.4**	176.5	**25.4**	24.5
Deferred consideration payable*	**81.3**	10.9	**–**	–
Other taxes including VAT and social security costs	**18.6**	13.5	**0.5**	0.7
Dividends payable	**62.8**	63.0	**62.8**	63.0
Other creditors	**71.6**	76.6	**45.6**	18.9
Accruals and deferred income	**149.9**	172.1	**6.9**	8.3
Total	**1,353.5**	1,365.0	**146.5**	124.4

* Deferred consideration payable includes £42.6m relating to Jobete and £27.2m (2003: £10.5m) which is not conditional upon the satisfaction of future performance criteria.

19. Other creditors: amounts falling due after more than one year

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2004 £m
Amounts owed to subsidiary undertakings	**–**	–	**777.5**	741.2
Deferred consideration payable*	**0.2**	39.6	**–**	–
Accruals and deferred income	**12.7**	18.5	**–**	–
Total	**12.9**	58.1	**777.5**	741.2

* Deferred consideration payable includes £0.2m (2003: £24.8m) which is not conditional upon the satisfaction of future performance criteria.

20. Deferred taxation

	Group £m	Company £m
At 31 March 2003	(9.1)	–
Provided in year	(4.5)	–
Acquisitions, disposals and transfers	0.1	–
At 31 March 2004	**(13.5)**	**–**

The liabilities (assets) for deferred tax provided were as follows:

	Group		Company	
	2004 £m	2003 £m	**2004 £m**	2003 £m
Capital allowances in advance of depreciation	**5.5**	5.0	**–**	–
Other timing differences	**0.2**	0.5	**–**	–
Total liabilities	**5.7**	5.5	**–**	–
Depreciation in advance of capital allowances	**(2.5)**	(2.0)	**–**	–
Other timing differences	**(16.7)**	(12.6)	**–**	–
Total assets	**(19.2)**	(14.6)	**–**	–
Net asset	**(13.5)**	(9.1)	**–**	–

Those categories for which no deferred tax is provided are outlined in Accounting Policies on page 49.

21. Other provisions for liabilities and charges

Group

	Trading £m	Pensions £m	Disposal and fundamental reorganisation £m	Acquisition and integration £m	Total £m
At 31 March 2003	50.5	33.4	7.4	13.1	104.4
Currency retranslation	(4.1)	(1.3)	(1.4)	(0.5)	(7.3)
Provisions utilised	(29.6)	(6.5)	–	(9.3)	(45.4)
Charged against:					
Operating profit	67.7	5.7	–	–	73.4
Non-operating exceptional items (see Note 8(ii))	–	–	21.7	–	21.7
Non-operating exceptional items - disposal of HMV Group plc	–	–	(5.0)	–	(5.0)
Reclassification	(2.3)	–	(2.4)	–	(4.7)
At 31 March 2004	**82.2**	**31.3**	**20.3**	**3.3**	**137.1**

Trading provisions include royalty audit and other trading provisions charged through operating profit before exceptional items. They also include restructuring and reorganisation provisions charged through operating exceptional items (see Note 8(i)). £63.5m of the £82.2m (2003: £19.1m of the £50.5m) are restructuring and reorganisation provisions which will be utilised in the short term.

The majority of the disposal and fundamental reorganisation provision will be utilised in the short term.

The pension provisions arise in overseas companies in respect of state schemes and employees covered by the Group's unfunded schemes.

Company

	Trading £m	Pensions £m	Disposal and fundamental reorganisation £m	Acquisition and integration £m	Total £m
At 31 March 2003	4.2	–	2.4	–	6.6
Provisions utilised	(1.1)	–	(2.4)	–	(3.5)
Charged against operating profit	–	–	0.4	–	0.4
At 31 March 2004	**3.1**	**–**	**0.4**	**–**	**3.5**

22. Share capital and share premium account

Group and Company

	Authorised		Allotted, called-up & fully paid	
	2004 £m	2003 £m	**2004 £m**	2003 £m
Ordinary Shares of 14p each	**158.8**	158.8	**110.4**	110.4
B Shares of 114.5p each	**479.8**	479.8	**–**	–
Deferred shares of 0.0005p each	**17.5**	17.5	**–**	–
	656.1	656.1	**110.4**	110.4

22. Share capital and share premium account (continued)

(i) Ordinary Shares in issue

	Number	Nominal value £m	Premium £m
At 31 March 2003	788,597,933	110.4	445.8
Shares issued during the year on the exercise of options:			
Executive Schemes	–	–	–
Savings-Related Scheme	1,822	–	–
At 31 March 2004	**788,599,755**	**110.4**	**445.8**

(ii) Share options

Options to subscribe for the Company's Ordinary Shares were outstanding as follows (adjusted for the 1996 demerger and the 1997 share capital reorganisation, where appropriate):

Subscription options

	Executive Share Option Schemes	Savings-Related Share Option Scheme 1994 Scheme
At 31 March 2003	33,462,142	1,529,144
Granted	5,097,795	3,257,296
Exercised	–	(1,822)
Lapsed	(3,865,371)	(1,295,018)
At 31 March 2004	**34,694,566[#]**	**3,489,600**
Option price per 14p share (range)	14p – 747p	96p – 446p
Final exercise date*	December 2013	Febuary 2009

[#] Of which, options over 188,375 shares were granted under the 1984 Executive Share Option Scheme and options over 4,884,795 shares were granted under the 2003 Executive Share Incentive Plan.

Share options for the transfer of the Company's Ordinary Shares were outstanding as follows:

Transfer options

	Executive Share Option Schemes
At 31 March 2003	19,990,555
Granted	2,982,123
Exercised	–
Lapsed	–
At 31 March 2004	22,972,678**
Option price per 14p share (range)	119p-700p
Final exercise date*	July 2013

* Options granted under the 1984 Executive Share Option Scheme are normally exercisable no earlier than three years and no later than ten years following the date of grant, as are options granted under the 1995 Executive Share Option Scheme (which are, however, subject to the achievement of performance requirements that must be met before the options normally become exercisable). Options granted under the 2003 Executive Share Incentive Plan, if subject to a pre-vesting performance requirement, are normally exercisable between three and ten years following the date of grant but only if and to the extent that the pre-vesting target has been satisfied. Options granted with the pre-grant conditions normally become exercisable in no fewer than four annual tranches commencing no earlier than the first anniversary of the grant date. Options granted under the 1994 Savings-Related Share Option Scheme are normally exercisable for a six-month period following completion of savings to either a three-year or a five-year savings contract.

** Of which options over 2,982,123 shares were granted under the 2003 Executive Share Incentive Plan.

(iii) Convertible bond

US$ 243.3m 5.25% Guaranteed Convertible Bonds include options to convert into 78,859,870 14p Ordinary Shares.

(iv) Share premium account

The principal elements that make up the Company's share premium account arose as follows:

Group and Company

	Years arising	£m
Conversions to Ordinary Shares of 7% Convertible Redeemable Second Cumulative Preference Shares 1992/99 of £1 each	1989/90 and 1990/91	56.7
A placing of Ordinary Shares linked to the offer for Thames Television	1990/91	78.0
Issue of Ordinary Shares on exercise of subscription rights of warrants originally attached to 7 3/8% bonds due 1992; and	1991/92	67.1
the transfer from other reserves in respect of amounts paid for the warrants exercised	1991/92	10.2
Issue of Ordinary Shares on conversion of Convertible Unsecured Loan Stock to fund the acquisition of Virgin Music Group	1992/93	508.4
Issue of Ordinary Shares on conversion of 5 3/4% Guaranteed Redeemable Preference Shares 2004 of THORN EMI Capital NV	1993/94	126.0
Share capital reorganisation (including issue of Redeemable Preference B Shares)	1997/98	(501.2)
Other issues of Ordinary Shares		100.6
Balance at 31 March 2004		**445.8**

23. Reserves

	Group			Company		
	Capital redemption reserve £m	Other reserves £m	Profit and loss reserve £m	Capital redemption reserve £m	Other reserves £m	Profit and loss reserve £m
At 31 March 2003 – as reported	495.8	256.0	(2,001.1)	495.8	435.6	1,646.9
Prior-year adjustment	–	(20.3)	13.0	–	(20.3)	13.0
At 31 March 2003 – restated	495.8	235.7	(1,988.1)	495.8	415.3	1,659.9
Currency translation	–	–	28.0	–	–	–
Profit attributable to members of the Holding Company	–	–	(71.6)	–	–	94.4
Equity dividend	–	–	(62.5)	–	–	(62.5)
Revaluation movements*	–	20.7	–	–	–	–
Transfer between reserves	–	(3.0)	3.0	–	–	–
Purchase of shares by ESOP	–	(0.3)	–	–	(0.3)	–
ESOP charge for year	–	–	2.1	–	–	2.1
ESOP reserve movements	–	2.6	(2.6)	–	2.6	(2.6)
Transfer of realised reserves	–	–	–	–	(15.5)	15.5
At 31 March 2004	**495.8**	**255.7**	**(2,091.7)**	**495.8**	**402.1**	**1,706.8**

* Revaluation movements include £42.6m in respect of Jobete and £(21.9)m in respect of tangible fixed assets.

In accordance with the exemption permitted by S230(3) of the Companies Act 1985, the profit and loss account of the Company is not separately presented. The profit attributable to shareholders, dealt with in the accounts of the Company, is £94.4m (2003: £189.2m).

Group reserves include £(10.5)m (2003: £(10.3)m) in respect of its share of post-acquisition retained losses of joint ventures and associated undertakings.

(i) Capital redemption reserve
The capital redemption reserve represents the reduction in distributable reserves for the amount paid to redeem preference B shares as part of the share capital reorganisation

(ii) Other reserves
Other reserves of the Company contain a special reserve which reflects the share premium account reduction of July 1988 and unrealised profit on disposal of investments.

Other reserves include the ESOP reserve. During the year the Group early adopted UITF38 – *Accounting for ESOP Trusts* and UITF17 (Revised) – *Employee Share Schemes*. The impact of UITF38 is to show the shares held by the ESOP in reserves at cost until vesting rather than as a fixed asset investment as in prior years. The impact of UITF17 (Revised) is to charge the Profit and Loss Account with the market value of the shares at the date of grant rather than cost. This has an impact of £4.5m on the prior-year result and an impact of £13.0m on the profit and loss reserve.

The EMI Group General Employee Benefit Trust (EBT) was established to hedge the future obligations of the Group in respect of shares awarded under the Senior Executive Incentive Plan. The Trustee of the EBT, EMI Group EBT (Guernsey) Ltd, purchases the Company's Ordinary Shares in the market with financing provided by the Company, as required, on the basis of regular reviews of the anticipated share liabilities of the Group. The EBT has, since December 1998, waived any entitlement to the receipt of dividends in respect of all its holding of the Company's Ordinary Shares. The EBT's waivers may be revoked or varied at any time.

EBT Group and Company

	Shares held in trust No.	Nominal value £m	Cost £m
At 31 March 2003	4,432,684	0.6	20.3
Shares purchased	201,097	–	0.3
Shares vested	(551,010)	–	(2.6)
At 31 March 2004	**4,082,771**	**0.6**	**18.0**

At 31 March 2004, the outstanding loan by the Company to the EBT to finance the purchase of Ordinary Shares was £18.3m (2003: £20.5m). The market value at 31 March 2004 of the Ordinary Shares held in the EBT, which are listed in the UK, was £11.3m (2003: £4.0m). All shares held in the EBT are either under option to employees or conditionally gifted to them.

(iii) Profit and loss reserve
The Group profit and loss reserve includes £1,265.3m (2003: £1,265.3m) in respect of goodwill previously written off.

24. Minority interests (equity)

Group

	2004 £m	2003 £m
Toshiba-EMI Ltd (Japan)	**63.5**	69.3
Jobete Music Co., Inc. (USA)	**-**	59.1
Other	**4.1**	4.5
Total	**67.6**	132.9

25. Financial commitments

Group

	2004 £m	2003 £m
Capital expenditure: Contracted	**-**	1.4

The Group has commitments, which are largely performance-related, to pay advances to artists and repertoire owners amounting to £382.9m at 31 March 2004 (2003: £460.9m).

Pursuant to a joint venture agreement with Mr Norman Cheng ('Project Typhoon'), the Group has agreed to establish and fund new businesses in the People's Republic of China, Hong Kong and South Korea. The Group has an option to buy, and Mr Cheng has an option to sell to the Group, his equity interest in the joint venture in 2009 at a price determined by reference to earnings over a three-year period. Such a price can be limited to not more than US$100m.

Annual commitments under operating leases at 31 March were as follows:

	Group 2004 £m	Group 2003 £m	Company 2004 £m	Company 2003 £m
Land and buildings:				
Expiring in the first year	**4.1**	4.9	**-**	0.1
Expiring in the second to fifth years inclusive	**7.3**	7.1	**-**	-
Expiring after the fifth year	**17.5**	13.7	**3.2**	3.2
Total	**28.9**	25.7	**3.2**	3.3
Plant, equipment and vehicles:				
Expiring in the first year	**1.0**	0.9	**-**	-
Expiring in the second to fifth years inclusive	**2.2**	2.7	**0.1**	0.1
Expiring after the fifth year	**-**	0.1	**-**	-
Total	**3.2**	3.7	**0.1**	0.1

26. Contingent liabilities

The Directors are not aware of any significant legal or arbitration proceedings, pending or threatened, against any member of the Group which may result in a liability materially in excess of provisions in the financial statements.

Guarantees and other contingent liabilities total £40.0m (2003: £49.5m). Such liabilities relating to HMV Group plc total £22.1m (2003: £24.4m) and for the former Thorn rental business amount to £9.4m (2003: £10.7m); those in respect of Group companies total £8.5m (2003: £14.4m).

Following the demerger of the Thorn rental business in 1996, Group companies remained contingently liable in respect of guarantees given with regard to certain leases on properties occupied or previously occupied by the Thorn business though, as part of the demerger arrangements, Thorn Limited (formerly called Thorn plc) agreed to indemnify the Group against such liabilities. One of the Group companies so liable was sold to HMV Group plc as part of the 1998 sale and the Company agreed to indemnify HMV Group plc against any such liability. The current or former Thorn properties in respect of which the Group remained contingently liable number approximately 50 and the annual rental payments in respect of such properties total approximately £3.6m. Following the insolvency of Thorn High Street Properties Limited and certain other companies, claims have arisen against the Group in respect of many of the guaranteed leases. Such claims have been met by Thorn Limited pursuant to its agreement to indemnify the Group, other than in respect of one property where liability is in dispute but the amount is not material.

As part of the sale in 1998 of the companies and assets comprising HMV and HMV Group plc (HMV Group), the Group entered into an indemnity deed with HMV Group relating, among other things, to guarantees given by the Group in respect of property leases of which approximately 80 remain outstanding. Under the deed, HMV Group agreed to indemnify the Group against any payments made under those property leases and certain other guarantees and indemnities. The aggregate annual rental payments under guaranteed leases are approximately £22.1m, although they are subject to adjustment both up and down under certain circumstances. The guaranteed leases have terms which expire in one to 22 years, and many of the leases expire in years beyond 2014. The indemnity deed remains in force in respect of lease guarantees, and HMV Group has secured those obligations pursuant to a security deed, the Company's rights under which rank second behind banks which provide senior credit facilities to HMV Group.

27. Pension arrangements

The Group operates a number of pension schemes throughout the world. The main scheme, which covers employees in the UK, is the EMI Group Pension Fund (the UK Fund). The UK Fund is of the defined benefit type and is open to all permanent employees over the age of 18 employed by the Company and certain subsidiaries in the UK. Benefits provided by the UK Fund are based on final pensionable pay. Pensions payable from the UK Fund are guaranteed to increase by 5% per annum or, if a lower rate, by the increase in the cost of living. Members contribute to the UK Fund at the rate of 4% of pensionable pay. With effect from 1 April 2004, the Company will contribute a further 21% of pensionable pay.

Aside from the UK, the Group has significant defined benefit schemes in Germany and Japan. With the exception of these schemes, the other defined benefit schemes operated on behalf of the Group are not material. The currently agreed rates of contribution by the Group are nil for all significant defined benefit schemes.

Staff engaged in other countries are covered by local arrangements which, in the case of the Group schemes, are of the defined contribution type. The assets of the Group's pension schemes are held mainly in separate trustee-administered funds.

Employer contributions of £12.6m (2003: £12.7m) were charged to the Profit and Loss Account in the year. Other post-retirement benefit expenses of £0.2m (2003: £0.1m) were also charged to the Profit and Loss Account.

Provision is made in the financial statements for the benefits accruing to members of unfunded pension schemes in accordance with the advice of independent actuaries.

The latest available actuarial valuation of the UK Fund was made by a qualified actuary as at 31 March 2003 using the projected unit method. At that date and on the prudent funding basis used by the Trustee, the market value of the assets was sufficient to cover 91% of the value of the benefits that have accrued to the members, after allowing for assumed increases in earnings, on the actuarial assumptions used, treating the UK Fund as an ongoing entity.

Employer expense in respect of the UK Fund has been calculated in accordance with SSAP24. On the basis of actuarial advice and using a realistic basis for SSAP24 purposes which resulted in the market value of assets being sufficient to cover 106% of the value of the benefits, it is calculated that the profit and loss charge for the year ended 31 March 2004 is £nil.

For SSAP24 purposes we have used the following assumptions:

	Growth relative to investment return % per annum
Rate of investment return	**7.1**
Rate of pay increases	**4.5**
Rate of pension increases	**2.5**
Rate of price inflation	**2.5**

The most recent full actuarial valuations of the three significant defined benefit schemes were carried out as follows: UK on 31 March 2003, Germany on 1 April 2003 and Japan on 31 October 2003.

The additional disclosures required by FRS17 are set out below.

The most recent full actuarial valuations have been updated to 31 March 2004 by qualified independent actuaries.

	United Kingdom		Germany		Japan	
	2004 %	2003 %	**2004 %**	2003 %	**2004 %**	2003 %
Major assumptions						
Rate of general increase in salaries	**4.75**	4.25	**3.50**	3.50	**2.0-3.7**	2.4-5.0
Rate of increase to pensions in payment	**2.75**	2.25	**2.00**	2.00	**Nil**	Nil
Rate of increase to deferred pensions	**2.75**	2.25	**2.00**	2.00	**Nil**	Nil
Discount rate for scheme liabilities	**5.50**	5.50	**4.75**	5.00	**2.00**	1.25
Inflation	**2.75**	2.25	**2.00**	2.00	**Nil**	Nil

27. Pension arrangements (continued)

On full compliance with FRS17, on the basis of the above assumptions, the amounts that would have been charged to the Consolidated Profit and Loss Account and Consolidated Statement of Total Recognised Gains and Losses for the year ended 31 March 2004 are set out below:

	United Kingdom 2004 £m	United Kingdom 2003 £m	Germany 2004 £m	Germany 2003 £m	Japan 2004 £m	Japan 2003 £m
Operating profit						
Current service cost	**7.0**	11.0	**0.3**	0.3	**2.4**	2.2
Past service cost	**-**	–	**-**	–	**-**	–
Gain on settlements	**(4.0)**	–	**-**	–	**-**	–
Gain on curtailment	**-**	–	**-**	(2.2)	**-**	(2.2)
Total charge (credit) to operating profit	**3.0**	11.0	**0.3**	(1.9)	**2.4**	–
Finance income						
Expected return on scheme assets	**(47.0)**	(61.0)	**-**	–	**(0.8)**	(1.2)
Interest on scheme liabilities	**43.0**	45.0	**1.5**	1.4	**0.7**	1.4
Net (credit) charge to finance income	**(4.0)**	(16.0)	**1.5**	1.4	**(0.1)**	0.2
Total (credit) charge to profit and loss account before taxation	**(1.0)**	(5.0)	**1.8**	(0.5)	**2.3**	0.2
Consolidated statement of total recognised gains and losses						
Actual return less expected return on scheme assets	**(109.0)**	196.0	**-**	(0.5)	**1.3**	0.6
Experience gains and losses arising on the scheme liabilities	**(27.0)**	(12.0)	**-**	0.2	**(2.0)**	(0.5)
Changes in assumptions underlying the present value of the scheme liabilities	**86.0**	5.0	**1.2**	3.3	**(3.9)**	6.2
Actuarial loss recognisable in consolidated statement of total recognised gains and losses	**(50.0)**	189.0	**1.2**	3.0	**(4.6)**	6.3

	United Kingdom 2004 %	United Kingdom 2003 %	Germany 2004 %	Germany 2003 %	Japan 2004 %	Japan 2003 %
Further disclosures						
Difference between the expected and actual return on scheme assets expressed as a percentage of the scheme assets	**13.9**	(28.1)	**-**	47.6	**0-(2.9)**	0-(1.3)
Experience gains and (losses) on scheme liabilities expressed as a percentage of the present value of the scheme liabilities	**3.2**	1.5	**-**	(0.7)	**9.5-(79.7)**	1.7-(5.6)
Total actuarial loss recognised in the consolidated statement of total recognised gains and losses, expressed as a percentage of the present value of the scheme liabilities	**5.9**	(23.3)	**(3.7)**	(10.5)	**80.3-(4.3)**	8.3-(11.4)

The market values of the assets of the three significant defined benefit schemes at 31 March 2004 were as follows:

	United Kingdom 2004 £m	United Kingdom 2003 £m	Germany 2004 £m	Germany 2003 £m	Japan 2004 £m	Japan 2003 £m
Market value of assets*						
Equities	**541.0**	432.0	**-**	–	**-**	–
Bonds	**235.0**	252.0	**-**	–	**-**	–
Other	**9.0**	13.0	**0.7**	1.0	**44.4**	44.5
Total market value of assets	**785.0**	697.0	**0.7**	1.0	**44.4**	44.5
Present value of scheme liabilities	**(850.0)**	(813.0)	**(31.4)**	(31.1)	**(52.5)**	(59.0)
Deficit in the scheme	**(65.0)**	(116.0)	**(30.7)**	(30.1)	**(8.1)**	(14.5)
Pension liability before deferred tax	**(65.0)**	(116.0)	**(30.7)**	(30.1)	**(8.1)**	(14.5)
Deferred tax	**19.5**	34.8	**11.7**	11.4	**3.4**	6.1
Amount provided to cover scheme deficit	**n/a**	n/a	**30.4**	30.7	**(4.1)**	(2.4)
Impact on reserves	**(45.5)**	(81.2)	**11.4**	12.0	**(8.8)**	(10.8)

* The expected long-term rate of return on the assets is as follows:

United Kingdom	7.0% (equities 8.1%, bonds 4.9%, other 3.8%) (2003: 7.0% (equities 8.4%, bonds 4.8%, other 3.8%))
Germany	4.5% (2003: 4.5%)
Japan	2.5% (2003: 1.75%)

27. Pension arrangements (continued)

Movement in surplus (deficit) during year:

	United Kingdom		Germany		Japan	
	2004 £m	2003 £m	2004 £m	2003 £m	2004 £m	2003
(Deficit) surplus in scheme at beginning of year	**(116.0)**	68.0	**(30.1)**	(25.3)	**(14.6)**	(13.6)
Exchange adjustments	**–**	–	**1.1**	(3.4)	**0.3**	–
Current service cost	**(7.0)**	(11.0)	**(0.3)**	(0.3)	**(2.4)**	(2.2)
Past service cost	**–**	–	**–**	–	**–**	–
Gain on settlement	**4.0**	–	**–**	–	**–**	–
Gain on curtailment	**–**	–	**–**	2.2	**–**	2.2
Cash contributions	**–**	–	**1.3**	1.1	**3.9**	5.6
Other finance income (expense)	**4.0**	16.0	**(1.5)**	(1.4)	**0.1**	(0.2)
Actuarial gain (loss)	**50.0**	(189.0)	**(1.2)**	(3.0)	**4.6**	(6.3)
Deficit in scheme at end of year	**(65.0)**	(116.0)	**(30.7)**	(30.1)	**(8.1)**	(14.5)

28. Related party transactions

The Company has taken advantage of the exemption under FRS 8 – *Related Party Disclosures* not to disclose related party transactions between Group subsidiary undertakings. The Group had no material transactions with any other related parties during the year.

Five year summary

	2004 £m	2003 Restated £m	2002 Restated £m	2001 Restated £m	2000 Restated £m
Results					
Turnover:					
Continuing operations	**2,120.7**	2,175.4	2,445.8	2,672.7	2,386.5
Operating profit:					
Continuing operations					
Group operating profit before exceptional items and amortisation	**249.3**	254.7	190.9	332.5	290.6
Share of joint venture operating profit (HMV Group plc – discontinued)	**-**	0.4	34.3	34.4	27.7
Share of associated undertakings' operating (losses) profits	**(0.3)**	0.2	(1.1)	(3.8)	0.8
Total operating profit before exceptional items and amortisation	**249.0**	255.3	224.1	363.1	319.1
Operating exceptional items	**(138.3)**	(21.1)	(242.4)	(42.9)	(4.0)
Amortisation of goodwill and music copyrights	**(50.9)**	(42.8)	(51.3)	(53.8)	(34.6)
	(59.8)	191.4	(69.6)	266.4	280.5
Non-operating exceptional items:					
(Losses) on businesses disposed of or terminated	**(40.4)**	(25.2)	–	–	(9.9)
Profits on disposal of fixed assets and investments	**23.9**	234.9	–	–	52.4
Profit (loss) before finance charges	**43.3**	401.1	(69.6)	266.4	323.0
Finance charges	**(96.1)**	(77.3)	(83.2)	(103.6)	(73.7)
(Loss) profit before taxation	**(52.8)**	323.8	(152.8)	162.8	249.3
Taxation	**(19.7)**	(83.2)	(38.2)	(70.9)	(73.0)
(Loss) profit after taxation	**(72.5)**	240.6	(191.0)	91.9	176.3
Minority interests	**0.9**	(6.4)	(8.5)	(12.7)	(17.9)
(Loss) profit attributable to members of the Holding Company	**(71.6)**	234.2	(199.5)	79.2	158.4
Operating assets					
Music copyrights	**448.7**	451.2	518.2	546.8	521.0
Goodwill	**31.8**	56.2	34	61.1	26.7
Property, plant, equipment and vehicles	**202.7**	289.4	277.3	306.8	337.2
Fixed asset investments	**19.3**	22.2	29.5	48.6	38.0
Stock and debtors, excluding taxation and interest	**797.0**	973.9	919.6	994.9	882.9
Creditors and provisions, excluding taxation, dividends and interest payable	**(1,201.5)**	(1,210.4)	(1,296.4)	(1,231.3)	(1,106.4)
Investment in HMV Group plc	**-**	–	(159.9)	(168.3)	(169.0)
Operating assets	**298.0**	582.5	322.3	558.6	530.4
Key statistics					
Net borrowings	**748.7**	859.8	1,057.9	992.8	921.2
Net cash inflow from operating activities	**309.4**	117.2	211.9	314.8	246.5
Capital expenditure:					
Fixed assets (continuing operations)	**51.3**	68.5	39.2	42.8	37.8
Earnings per Ordinary Share:					
Basic	**(9.1)p**	29.3p	(25.5)p	10.1p	20.3p
Adjusted diluted	**15.5p**	15.7p	11.8p	21.9p	19.2p
Dividends per Ordinary Share	**8.0p**	8.0p	8.0p	16.0p	16.0p
Return on sales	**11.8%**	11.7%	7.8%	12.4%	12.2%
Effective tax rate (before exceptional items and amortisation)	**19.9%**	25.3%	30.0%	27.3%	30.0%
Interest cover – excluding joint venture (HMV Group plc – discontinued)	**3.3x**	3.9x	4.0x	5.2x	6.9x
Dividend cover	**1.9x**	2.0x	1.5x	1.4x	1.2x

Since 1 April 1999, several new accounting standards have been adopted (FRS9 to FRS19, UITF17 (Revised) and UITF38) and, where appropriate, comparative results have been restated to reflect the resulting changes in accounting policies and presentation of information.

Investor information

Financial calendar

Results announcements
Interim to 30 September 2004:
19 November 2004*
Final to 31 March 2005:
24 May 2005*

AGMs and Reports
2004 Annual General Meeting:
13 July 2004
2004 Interim Report:
26 November 2004*
2005 Annual Report:
10 June 2005*
2005 Annual General Meeting:
14 July 2005*

Dividend payment dates
2004 final: payable on 1 October 2004 to shareholders on the register of members at the close of business on 3 September 2004
2005 interim: payable on 1 April 2005* to shareholders on the register of members at the close of business on 4 March 2005*

* Proposed dates

Lloyds TSB Registrars
Questions about shareholdings, or changes of address or any other particulars, should be sent to:
Lloyds TSB Registrars, Shareholder Services, The Causeway, Worthing, West Sussex BN99 6DA, UK.
A helpline, available at local call rates in the UK only, operates during normal office hours on *0870 600 3984.* Shareholders outside the UK should call *+44 121 415 7060.*

www.shareview.co.uk
Lloyds TSB Registrars have a website at: *www.shareview.co.uk* where shareholders can view information about their shareholdings, as well as find information on how to register a change of name and what to do if a share certificate is lost. There are also facilities to download change of address, dividend mandate and stock transfer forms.

Multiple accounts
If shareholders receive multiple copies of the Group's Annual or Interim Reports, due to differing name and address details, they should write to Lloyds TSB Registrars requesting that their accounts be amalgamated.

Payment of dividends to bank or building society accounts
Shareholders who wish to have their dividends paid directly into their UK bank or building society account should request a dividend mandate form from Lloyds TSB Registrars or download the form from *www.shareview.co.uk.* An annual tax voucher will be sent to the shareholder's registered address, at the time of the interim dividend payment in March or April each year, which will list all of the dividends paid during the tax year. A tax voucher in respect of the final dividend to be paid on 1 October 2004 will, therefore, be sent to shareholders in April 2005.

Payment of dividends to overseas shareholders
Arrangements can be made for shareholders in a range of countries outside the UK to have their dividends paid directly into their bank account in their local currency. To find out if such a service can be made available to you, please contact Lloyds TSB Registrars on *+44 121 415 7060.*

Share dealing service #
A telephone and internet dealing service has been arranged through Lloyds TSB Registrars which provides a simple way for UK-resident shareholders to sell EMI Group plc shares. Commission is 0.5% with a minimum charge of £20 for telephone dealing and £17.50 for internet dealing. For telephone sales call *0870 850 0852* between 8.30am and 4.30pm, Monday to Friday, and for internet sales log on to *www.shareview.co.uk/dealing.* You will need your shareholder reference number shown on your share certificate.

ShareGift
If you have a small number of EMI Group plc shares, with a value that makes it uneconomic to sell them, you may donate the shares to charity through the ShareGift scheme operated by The Orr Mackintosh Foundation. Further information on ShareGift can be obtained from their website at *www.sharegift.org* or by calling *020 7337 0501.*

Individual Savings Accounts (ISA) #
Lloyds TSB Bank Plc provides a single company ISA for EMI Group plc Ordinary Shares. Details of this ISA, which is only available to UK-resident shareholders, may be obtained from Lloyds TSB Registrars by writing to them at:
The Causeway, Worthing, West Sussex BN99 6UY,
or by calling their ISA helpline on *0870 24 24 244.*

Monthly Purchase Plan (MPP) #
Lloyds TSB Bank Plc provides an MPP for EMI Group plc Ordinary Shares. Information about this MPP may be obtained by writing to:
Lloyds TSB Registrars Scotland, PO Box 28448, Edinburgh EH4 1QW,
or by calling the MPP helpline on *0870 60 60 268.*

American Depositary Receipts (ADRs)
The Company's ADRs trade on the Over-the-Counter market, with one American Depositary Share (ADS) representing two EMI Group plc Ordinary Shares. JP Morgan Chase Bank is the Depositary for the Company's ADSs. Enquiries should be directed to:
JP Morgan Service Center, PO Box 43013, Providence, RI 02940-3013, USA;
Tel: 1-800 428 4237 (toll-free in the USA)
or *1-781 575 4328;*
Website: www.adr.com

£/US$ dividend conversion facility
This service enables the holders of Ordinary Shares who are resident in the US to receive their dividends in US Dollars rather than Sterling. Details of this facility may be obtained from:
DB Services Tennessee, Inc., PO Box 305050, Nashville, Tennessee 37230, USA;
Tel: 1-615 835 3100.

UK capital gains tax information
The market value of the Ordinary Shares of EMI Group plc (then known as THORN EMI plc) held on 31 March 1982, as adjusted for subsequent capitalisation issues, was 408.15p per share.

The base cost of EMI Group plc Ordinary Shares acquired prior to the demerger of 19 August 1996 will need to be apportioned between EMI Group plc Ordinary Shares of 25p each and Thorn plc Ordinary Shares of 25p in the proportion 78.8% to 21.2%.

The base cost of EMI Group plc Ordinary Shares of 25p each held prior to the share capital reorganisation of 21 July 1997 will then need to be apportioned between the new Ordinary Shares of 14p each and the former B Shares of 114.5p each in the proportion 89.4% to 10.6%.

Share price information
In the UK, the market price of EMI Group plc Ordinary Shares is available on Ceefax and Teletext, or by calling the FT Cityline service on *0906 843 4214* or *0906 003 4214* (calls charged at 60p per minute).

Unsolicited mail
By law, the EMI Group plc share register has to be available for public viewing. If you wish to avoid receiving unsolicited mail from other organisations, please write to:
Mailing Preference Service, Freepost 22, London W1E 7EZ,
or call *08457 034599* for an application form.

Annual and Interim Reports
Copies of the Group's previous Annual and Interim Reports are available from the Corporate Communications Department at the address shown below in italics, or, for 1997 onwards, on the EMI Group website at the address shown under Website/general enquiries below.

Social Responsibility Report and information
The Group's Social Responsibility Report for 2004 will be published during the summer of 2004 and will be made available on the EMI Group website at the address shown below. The printed version and further information on social responsibility matters may be obtained from the Corporate Communications Department at the address shown under Website/general enquiries below.

Website/general enquiries
The EMI Group website provides news and financial information about the Group, as well as its music and music publishing businesses, together with links to its music labels.

General enquiries may be addressed to the Corporate Communications Department at:
EMI Group plc, 27 Wrights Lane, London W8 5SW, UK;
Tel: 020 7795 7000.
Callers from outside the UK should call: *+44 20 7795 7000.*
Website: www.emigroup.com

The publication of the information in respect of Individual Savings Accounts, the Monthly Purchase Plan and the Share Sale Facility has been approved, for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000, by Lloyds TSB Bank Plc, part of the Lloyds TSB Group, which is regulated by the Financial Services Authority.

Analysis of Ordinary Shareholdings at 20 May 2004

Range	No. of holdings	%	Balance as at 20 May 2004	%
1 to 500	10,799	48.12	2,241,765	0.28
501 to 1,000	5,119	22.81	3,765,439	0.48
1,001 to 10,000	5,561	24.78	13,027,368	1.65
10,001 to 100,000	521	2.32	18,269,664	2.32
100,001 to 1,000,000	320	1.43	115,221,939	14.61
1,000,001 and over	121	0.54	636,073,580	80.66
Totals	22,441	100.00	788,599,755	100.00

Subject index

Principal references

Accounting policies 48–49
Acquisitions and disposals 46, 57
Advances to artists 49
American Depositary Receipts (ADRs) 72
Annual General Meeting 23, 72
Assets
current 44
fixed 44, 49, 55
leased 49
operating 50, 71
Associated undertakings 44, 46, 48, 52, 56–57
Audit
basis of opinion 41
Committee 22, 25–26
Auditor
fees to 51
report 41
Balance sheets 44
Board
committees 22, 25–27
of Directors 20–21, 24–27
Borrowings 44, 47, 59
Capital
expenditure and financial investment 46
and reserves 44
Capital gains tax information 72
Cash 46–47
liquid resources and financing 47
Cash flow statement 46–47
Chairman's statement 2–4
Charitable and political contributions 19, 23
Contingent liabilities 67
Corporate governance 24–28
Creditors 44, 63
Debtors 44, 58
Depreciation 49, 51, 55
Directors'
and employees' costs 51
interests 38-39
remuneration 37
report 23
responsibilities 27
share options 32, 40
(see also: Executive Directors; Non-executive Directors)
Dividends 1, 15, 23, 42–43, 45, 46, 53, 72
Disposals of businesses 46
Earnings per Ordinary Share 15, 42–43, 54
Employee Benefit Trust (EBT) 66
Employees 51
Employment policies 18
Equity
dividends paid 46
shareholders' funds 44, 45
Exceptional items 14, 42–43, 53
Executive Committee 27
Executive Directors' 24, 37
annual bonus 30
base salary and benefits 30–31
contracts 33–34
long-term incentives 30–31
remuneration 29, 37
retirement benefits and contributions 32–36
share options 31–32, 40
Executive Share Incentive Plan 31–32
Finance charges 13, 42–43, 52
Financial
calendar 72
commitments 67
instruments 49, 60–63
Review 13–17
Five year summary 71
Foreign currencies 17, 48, 61
Funding and interest rate risk 15–17
General enquiries 72
Goodwill 44, 48, 51, 55
Individual Savings Account (ISA) 72
Internal control 27–28
Investments 44
fixed asset 44, 56–57
own shares 45, 66
Investor
information 72
relations 28
Key statistics 71
Liabilities and charges, provisions for 44, 64
Liquid resources and financing 46–47
Minority interests 15, 42–43, 44, 67
Monthly Purchase Plan 72
Music copyrights 44, 46–47, 49, 54, 71
Music Publishing-Operating review 10–12
Music Sound Foundation 19
New media 49
Nomination Committee 26
Non-executive Directors 22, 25–27
Operating profit 13, 42–43, 50, 51
Operating reviews
Music Publishing 10–12
Recorded Music 5–9
Overview 1
Pensions 32–33, 48, 51, 68–70
Profit and loss account 42–43
analysis of 51
reserve 44, 66
Provisions 44, 64
Purchase of businesses 46–47, 57
Recorded Music – Operating review 5–9
Related party transactions 70
Remuneration
Committee 25, 29
report 29–40
Research & Development 23
Reserves 44, 66
Results announcement 72
Segmental analyses 50
Share capital 23, 44, 64–65
Share dealing service 72
Share premium account 44, 64–65
Shareholders' funds 44, 45
Shareholdings, analysis of 72
Social responsibility 18–20, 72
Statement of total recognised gains and losses 45
Stocks 44, 49, 58
Subsidiary undertakings 44, 56–57
Substantial shareholders 23
Supplier payment policy 23
Taxation 13, 42–43, 46, 49, 52, 71
deferred 49, 52
Treasury management 15
Turnover 13, 42–43, 48, 50, 71

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EMI Group plc
27 Wrights Lane
London
W8 5SW

Telephone
020 7795 7000
www.emigroup.com

Registered in
England and Wales
Number 229231